Filed Pursuant to General Instruction II.L. of Form F-10
File No. 333-272989

PROSPECTUS SUPPLEMENT

to the Short Form Base Shelf Prospectus dated November 10, 2023

New Issue	March 8, 2024

BITFARMS LTD.

Up to US$375,000,000

Common Shares

This prospectus supplement (this “prospectus supplement”) of Bitfarms Ltd. (the “Company”, “Bitfarms”, “we” or “our”), together with the accompanying short form base shelf prospectus dated November 10, 2023 (the “base shelf prospectus” and together with this prospectus supplement, the “prospectus”) hereby qualifies the distribution (the “Offering”) of up to US$375,000,000 of common shares in the capital of the Company (“Common Shares” and each Common Share being qualified hereunder, an “Offered Share”) pursuant to an at the market offering agreement dated March 8, 2024 (the “Sales Agreement”) between the Company and H.C. Wainwright & Co., LLC (the “Agent”). Pursuant to the Sales Agreement, the Company may distribute Offered Shares from time to time through the Agent, as the agent for distribution of the Offered Shares, in accordance with the terms of the Sales Agreement pursuant to the Offering. The Offering is being made in the United States under the terms of a registration statement on Form F-10 (File No. 333-272989) (the “Registration Statement”), as amended, filed with the United States Securities and Exchange Commission (the “SEC”). No Offered Shares will be sold under the Sales Agreement in Canada or on the Toronto Stock Exchange (the “TSX”) or any other trading markets in Canada. See “PLAN OF DISTRIBUTION”.

The Common Shares are listed for trading on the Nasdaq Stock Market (“Nasdaq”) and on the TSX under the symbol “BITF”. On March 7, 2024, being the last trading day prior to the date hereof, the closing prices of the Common Shares on the TSX and Nasdaq were C$3.35 and US$2.51, respectively. The TSX has conditionally approved the listing of the Offered Shares, subject to the Company fulfilling all of the listing requirements of the TSX.

No Agent, and no person or company acting jointly or in concert with an Agent, may, in connection with the Offering, enter into any transaction that is intended to stabilize or maintain the market price of the Offered Shares or securities of the same class as the Offered Shares, including selling an aggregate number or principal amount of securities that would result in the Agent creating an over-allocation position in the Offered Shares.

In the opinion of counsel, the Offered Shares, if issued on the date hereof, generally would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) for certain tax-exempt trusts. See “CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS”.

Prospective investors should be aware that the acquisition, holding or disposition of the Offered Shares may have tax consequences in both Canada and the United States. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully in this prospectus supplement. Prospective investors should read the tax discussion in this prospectus supplement and consult their own tax advisor with respect to their own particular circumstances. See “CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS” and “CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS”.

Investing in the Offered Shares is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus supplement and the accompanying base shelf prospectus and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the Offered Shares.

Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. Certain of the Company’s material subsidiaries are incorporated outside of Canada, namely: Bitfarms Ltd. (Israel), Backbone Mining Solutions LLC (State of Washington, U.S.A.), Backbone Hosting Solutions SAU (Argentina), D&N Ingenieria SA (Paraguay), and Backbone Hosting Solutions Paraguay SA (Paraguay). In addition, certain of the Company’s directors and officers reside outside of Canada, namely: Emiliano Joel Grodzki, Nicolas Bonta, Andres Finkielsztain, Edith M. Hofmeister, Benjamin Gagnon, and Jeffrey Lucas reside outside of Canada and have appointed the Company at its registered office set forth below as their agent for service of process in Canada.

Name of Person	Name and Address of Agent
Emiliano Joel Grodzki	Bitfarms Ltd.
Nicolas Bonta	110 Yonge Street, Suite 1601,
Andres Finkielsztain	Toronto, ON M5C 1T4
Edith M. Hofmeister
Benjamin Gagnon
Jeffrey Lucas

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some of its officers and directors are not residents of the United States, that some or all of the agents or experts that may be named in the prospectus supplement and the accompanying base shelf prospectus may not be residents of the United States, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Offering is being made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus supplement and the accompanying base shelf prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

Upon delivery of a placement notice by the Company, if any, the Agent may sell the Offered Shares in the United States only. Such sales of Offered Shares, if any, under this prospectus supplement and the accompanying base shelf prospectus will only be made in transactions that are deemed to be “at-the-market distributions” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on Nasdaq or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on Nasdaq or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Agent. No Offered Shares will be offered or sold in Canada or on the TSX or any other trading market in Canada. The Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Sales Agreement. In this offering, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. As a result, the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See “PLAN OF DISTRIBUTION”.

The Company will pay the Agent a fee of 3.0% of the gross sales price per Offered Share sold through the Agent as the Company’s agent under the Sales Agreement (the “Broker Fee”). In addition, the Company has agreed to reimburse the Agent for certain expenses incurred by it in connection with the Sales Agreement as described under “PLAN OF DISTRIBUTION.” In connection with sales of the Offered Shares, the Agent may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and the compensation of the Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act.

Investing in the Offered Shares is subject to certain risks that should be considered carefully by prospective purchasers. Please see “RISK FACTORS” in this prospectus supplement and the accompanying base shelf prospectus and the risk factors in the Company’s documents which are incorporated by reference herein for a description of risks involved in an investment in Offered Shares.

The Company’s registered office is located at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4.

AGENT

H.C. WAINWRIGHT & CO.

TABLE OF CONTENTS FOR THE PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE SHELF PROSPECTUS

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IMPORTANT NOTICE

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities the Company is offering and the method of distribution of such securities and also adds to and updates certain information contained in the accompanying base shelf prospectus and the documents incorporated by reference herein and therein. The second part, the base shelf prospectus, gives more general information, some of which may not apply to the Offered Shares. This prospectus supplement is deemed to be incorporated by reference into the base shelf prospectus solely for the purposes of the Offering. This prospectus supplement may add, update or change information contained in the accompanying base shelf prospectus or any of the documents incorporated by reference herein or therein. To the extent that any statement made in this prospectus supplement is inconsistent with statements made in the accompanying base shelf prospectus or any documents incorporated by reference herein or therein filed prior to the date of this prospectus supplement, the statements made in this prospectus supplement will be deemed to modify or supersede those made in the accompanying base shelf prospectus and such documents incorporated by reference herein or therein.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus. The Company and the Agent have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where such offer or sale is not permitted. The distribution of this prospectus supplement and the Offering in certain jurisdictions may be restricted by law. You should assume that the information contained in this prospectus supplement, the accompanying base shelf prospectus and the documents incorporated by reference herein and therein is accurate only as of its respective date, regardless of the time of delivery of the base shelf prospectus, this prospectus supplement or any amendment thereto, or of any sale of the Offered Shares. The Company’s business, financial condition, results of operations and prospects may have changed since those dates. The Company does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian and U.S. securities laws.

The Company is subject to the information requirements of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), and applicable Canadian securities legislation, and, in accordance therewith, the Company files reports and other information with the SEC and with the securities regulatory authorities in each of the provinces of Canada. Under a multijurisdictional disclosure system adopted by the United States and Canada, the Company may generally prepare those reports and other information in accordance with the Canadian disclosure requirements. Those requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

This prospectus supplement does not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. This prospectus supplement shall not be used for anyone for any purpose other than in connection with the Offering.

In this prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” or “$” are to United States dollars and references to “C$” are to Canadian dollars. This prospectus supplement and the documents incorporated by reference contain translations of certain United States dollar amounts into Canadian dollars solely for your convenience. See “CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION”.

In this prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Bitfarms” or the “Company”, refer to Bitfarms Ltd. together, where context requires, with its subsidiaries and affiliates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information contained in this prospectus constitute “forward-looking information” under Canadian Securities Laws and “forward-looking statements” under United States securities laws (collectively “forward-looking statements”). Such forward-looking statements include, but are not limited to:

●	the future price of cryptocurrencies, such as Bitcoin and the other types of digital assets which Bitfarms and its subsidiaries may earn, hold and trade;

●	the Company’s intended use of net proceeds from the Offering;

●	the amount of Offered Shares the Company intends to issue;

●	the future pricing for services and solutions in the businesses of the Company and its subsidiaries;

●	the liquidity and market price of the Common Shares;

●	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;

●	litigation risks;

●	currency fluctuations;

●	risks related to the decrease of the market price of the Common Shares if the Company’s shareholders sell substantial amounts of Common Shares;

●	risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share;

●	changes to governmental laws and regulations, including tax regulations; and

●	effects of the novel coronavirus (“COVID-19”) outbreak or other future global pandemics.

These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “future”, “continue” or similar expressions or the negatives thereof.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements and such forward-looking statements included in this prospectus should not be unduly relied upon. These statements speak only as of the date of this prospectus.

The forward-looking statements in this document are based on what the Company currently believes are reasonable assumptions, including the material assumptions set out in the Company’s applicable annual information form and management discussion and analysis. These documents are available electronically under the Company’s Canadian System for Electronic Document Analysis and Retrieval (“SEDAR+”) profile at www.sedarplus.ca and through the SEC’s Electronic Data Gathering, Analysis and Retrieval System (“EDGAR”) at the SEC’s website at www.sec.gov. Other material factors or assumptions that were applied in formulating the forward-looking statements contained herein include or relate to the following:

●	the business and economic conditions affecting the Company’s operations in their current state, including, general levels of economic activity, regulations, taxes and interest rates;

●	the Company’s ability to profitably produce the computational power sold to Mining Pools (as defined herein) to solve block regards, which may be paid in Bitcoin, United States dollars, or other currency;

●	the Company’s ability to successfully acquire and maintain required regulatory licenses and qualifications;

●	historical prices of cryptocurrencies;

●	the emerging cryptocurrency and blockchain markets and sectors;

●	the Company’s ability to maintain good business relationships;

●	the Company’s ability to manage and integrate acquisitions;

●	the Company’s ability to identify, hire and retain key personnel;

●	the Company’s ability to raise sufficient debt or equity financing to support the Company’s continued growth;

●	economic dependence on regulated terms of service and electricity rates;

●	the technology, proprietary and non-proprietary software, data and intellectual property of the Company and third parties in the cryptocurrencies and digital asset sector is able to be relied upon to conduct the Company’s business;

●	the Company does not suffer a material impact or disruption from a cybersecurity incident, cyber-attack or theft of digital assets;

●	continued maintenance and development of cryptocurrency Mining facilities;

●	continued growth in usage and in the blockchain for various applications;

●	continued development of a stable public infrastructure, with the necessary speed, data capacity and security required to operate blockchain networks;

●	the absence of adverse regulation or law; and

●	the absence of material changes in the legislative, regulatory or operating framework for the Company’s existing and anticipated business.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Some of the risks or factors that could cause outcomes and results to differ materially from those expressed in the forward-looking statements include:

●	management of growth and expansion;

●	currency exchange risks;

●	insurance risks;

●	Bitcoin halving events;

●	valuation and price volatility of cryptocurrencies;

●	share price fluctuations;

●	future capital needs, uncertainty of additional financing and dilution;

●	indebtedness;

●	global financial conditions;

●	possibility of bitcoin Mining algorithms transitioning to proof of stake validation;

●	debt covenants;

●	limited operating history;

●	employee retention and growth;

●	cybersecurity threats and hacking;

●	limited history of de-centralized financial system;

●	risk related to technological obsolescence and difficulty in obtaining hardware;

●	cryptocurrency network difficulty and impact of increased global computing power;

●	economic dependence on regulated terms of service and electricity rates risks;

●	increases in commodity prices or reductions in the availability of such commodities;

●	future profits/losses and production revenues/expenses;

●	fraud and failure of cryptocurrency exchanges, custodians and other trading venues;

●	significant costs and demands upon management and accounting and finance resources as a result of complying with the laws and regulations affecting public companies;

●	expense and impact of restatement of the company’s historical financial statements;

●	lack of comprehensive accounting guidance for cryptocurrencies under IFRS accounting standards;

●	internal control material weakness;

●	insolvency, bankruptcy, or cessation of operations of Mining Pool operator;

●	independent Mining risks;

●	indemnification of Mining Pool;

●	reliance on foreign Mining Pool operator;

●	Mining Pool agreements governed by foreign laws;

●	political and regulatory risk;

●	reliance on manufacturing in foreign countries and the importation of equipment to the jurisdictions in which the Company operates;

●	permits and licenses;

●	server failures;

●	tax consequences.

●	environmental regulations;

●	environmental liability;

●	erroneous transactions and human error;

●	facility developments;

●	competition;

●	acceptance and/or widespread use of cryptocurrency is uncertain;

●	hazards associated with high-voltage electricity transmission and industrial operations;

●	adoption of ESG practices and the impacts of climate change;

●	emerging legislation and scrutiny regarding human rights issues;

●	corruption;

●	U.S. foreign corrupt practices act and similar legislation;

●	political instability;

●	third-party supplier risks;

●	potential of the Company being classified as a Passive Foreign Investment Company;

●	pandemic and infectious disease risk (including Covid-19);

●	emerging market risks;

●	economic volatility and other challenges in Argentina and/or Paraguay;

●	vulnerability of Argentina and Paraguay economies to external shocks;

●	impacts of corruption and anti-corruption laws in operating locations;

●	unpredictability of tax rates, capital controls and foreign exchange restrictions in Argentina;

●	discretion over use of proceeds;

●	absence of a public market for certain of the securities;

●	unsecured debt facilities;

●	effect of changes in interest rates on debt securities;

●	effect of fluctuations in foreign currency markets on debt securities;

●	trading price of common shares and volatility;

●	hedges;

●	unallocated proceeds of the offering;

●	no certainty regarding the net proceeds to the Company;

●	investors likely to pay different prices;

●	limitations on the enforcement of civil judgments;

●	dilution;

●	return on investment is not guaranteed;

●	market discount; and

●	risk of potential adverse U.S. federal income tax consequences to United States persons.

Additional information on these and other factors is discussed under the heading “RISK FACTORS” in this prospectus supplement, in the accompanying base shelf prospectus and in the documents incorporated by reference herein including in the 2023 MD&A (as defined herein) under the headings “Financial Instruments and Risks” and “Other Risks” and in the 2023 AIF (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus supplement.

The forward-looking statements contained in this prospectus are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Bitfarms at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4 (Telephone 647 259-1790) Attn: Chief Financial Officer. Such documents are also available without charge on SEDAR+ at www.sedarplus.ca or through EDGAR at the SEC’s website at www.sec.gov. The filings of the Company available on SEDAR+ and EDGAR are not incorporated by reference in this prospectus except as specifically set out herein.

As of the date hereof, the following documents, filed by the Company with securities commissions or similar authorities in each of the provinces of Canada and filed with, or furnished to, the SEC, are specifically incorporated by reference in, and form an integral part of, this prospectus supplement and the accompanying base shelf prospectus:

●	the annual information form for the year ended December 31, 2023 dated March 6, 2024 (the “2023 AIF”);

●	the audited consolidated financial statements as at and for the years ended December 31, 2023 and 2022, the notes thereto and the Report of Independent Registered Public Accounting Firm thereon (the “2023 Annual Financial Statements”);

●	the management’s discussion and analysis for the year ended December 31, 2023, dated March 6, 2024 (the “2023 MD&A”);

●	the management information circular dated April 4, 2023 with respect to an annual general and special meeting of shareholders held on May 24, 2023;

●	the material change report dated January 2, 2024, relating to the Company’s December 2023 monthly update;

●	the material change report dated January 24, 2024, relating to the Company’s purchase of land in Yguazu, Paraguay;

●	the material change report dated February 1, 2024, relating to the Company’s January 2024 monthly update;

●	the material change report dated March 1, 2024, relating to the Company’s February 2024 monthly update; and

●	the material change report dated March 7, 2024, relating to the Company’s reporting of its results for the quarter and year ended December 31, 2023.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectus filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this prospectus supplement and prior to the termination of the Offering, will be deemed to be incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus and the previous documents of the type referred to in this paragraph will no longer be deemed to be incorporated by reference in this prospectus supplement. To the extent that any document or information incorporated by reference into this prospectus supplement is included in a report that is filed with or furnished to the SEC pursuant to the U.S. Exchange Act, such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of a report on Form 6-K, only if and to the extent expressly provided in such report).

Any statement contained in this prospectus supplement, in the accompanying base shelf prospectus, or in a document incorporated or deemed to be incorporated by reference herein or therein will be deemed to be modified or superseded for purposes of this prospectus supplement or the accompanying base shelf prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the prospectus.

References to the Company’s website in this prospectus supplement, the accompanying base shelf prospectus or any documents that are incorporated by reference herein and therein do not incorporate by reference the information on such website into this prospectus supplement and the accompanying base shelf prospectus, and we disclaim any such incorporation by reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

All dollar amounts and references to “US$” or “$” are to are to United States dollars and references to “C$” are to Canadian dollars, unless otherwise indicated.

The high, low, average and closing exchange rates for one United States dollar expressed in Canadian dollars for each of the periods indicated below, as quoted by the Bank of Canada, are set forth in the following table:

	Three Months ended December 31, 2023	Three Months ended December 30, 2022	Year ended December 31, 2023	Year ended December 31, 2022
	(expressed in Canadian dollars)
High	1.3875	1.3856	1.3875	1.3856
Low	1.3205	1.3288	1.3128	1.2451
Average	1.3622	1.3578	1.3497	1.3011
Closing	1.3226	1.3544	1.3226	1.3544

On March 7, 2024, the daily average exchange rate for United States dollars in terms of Canadian dollars, as quoted by the Bank of Canada, was $1.00 = C$1.3474.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement, of which this prospectus supplement forms a part: (1) the documents listed under “DOCUMENTS INCORPORATED BY REFERENCE”; (2) the powers of attorney from certain of the Company’s directors and officers; (3) the consent of PWC (as defined herein) and (4) the Sales Agreement.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the U.S. Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be obtained on EDGAR at the SEC’s website: www.sec.gov.

The Company has filed with the SEC the Registration Statement with respect to certain securities of the Company, including the Offered Shares. This prospectus supplement and the accompanying base shelf prospectus, including the documents incorporated by reference herein, which form a part of the Registration Statement, do not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Offered Shares, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this prospectus supplement and the accompanying base shelf prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this prospectus supplement and the accompanying base shelf prospectus. This description does not contain all of the information about us and our business that you should consider before investing in any securities. You should carefully read this entire prospectus supplement and the accompanying base shelf prospectus, including the section entitled “Risk Factors”, as well as the documents incorporated by reference herein and therein, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated under the Canada Business Corporations Act on October 11, 2018, and continued under the Business Corporations Act (Ontario) on August 27, 2021. The Company has its registered and head office located at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4. The Company’s Common Shares are listed for trading on Nasdaq and on the TSX under the trading symbol “BITF”.

Subsidiaries

The table below lists the principal material subsidiaries of the Company as of the date hereof.

Name	Jurisdiction	Assets Held
Bitfarms Ltd. (Israel)	Israel	Holding company
Backbone Hosting Solutions Inc.	Canada	Computer equipment, cryptocurrency
Backbone Hosting Solutions SAU	Argentina	Computer equipment
Backbone Hosting Solutions Paraguay SA	Paraguay	Computer equipment
Backbone Mining Solutions LLC	United States	Computer equipment
9159-9290 Québec Inc. (operating under the name “Volta Électrique Inc.”)(“Volta”)	Quebec	Provides professional electrical services to Backbone Hosting Solutions Inc. and outside customers
Orion Constellation Technologies Inc.	Quebec	Computer equipment
D&N Ingenieria SA	Paraguay	Computer equipment

Summary Description of the Business

The Company’s primary business is the mining of cryptocurrency. Through its subsidiaries, the Company owns and operates server farms, composed of computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates Miners 24 hours a day producing computational power (measured by hashrate) which it sells to Mining Pools, for a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). For more information regarding the Company’s Mining Pool arrangements, see the accompanying base shelf prospectus under the heading “THE COMPANY – Summary Description of the Business – Mining Pool Participation”. For more information regarding the business of the Company, see the 2023 AIF under the heading “DESCRIPTION OF BUSINESS”.

In the description of the business of the Company in this prospectus supplement:

“Bitcoin” shall refer to a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process;

“Block Reward” shall refer to the new Bitcoins that are awarded by the Blockchain to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 6.25 Bitcoin per block;

“Blockchain” shall refer to a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate Hash and each Hash requires information from the previous block, altering information an established block would require recalculating all the Hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete;

“Hash” shall refer to a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as Hashes. A Hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm;

“Hashrate” shall refer to the number of Hash operations performed per second and is a measure of computing power in Mining cryptocurrency;

“Mining Pool” shall refer to when cryptocurrency Miners aggregate their processing power or Hashrate over a network and Mine transactions together in order to increase the probability of finding a block on the Bitcoin Blockchain. Mining Pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block; and

“MW” shall refer to a megawatt, which is 1,000 kilowatts of electricity and, in the industry of cryptocurrency Mining, is typically a reference to the number of megawatts of electricity that is available for use.

Prior to January 2021, the Company routinely exchanged cryptocurrencies earned into U.S. dollars through reputable cryptocurrency trading platforms. At the beginning of Fiscal 2021, the Company implemented the Digital Asset Management Program under which the Company decided how many earned Bitcoin would be held by the Company through its custodians. See the 2023 AIF under the heading “4.8. Digital Asset Management Program”.

As of March 6, 2024, Bitfarms operates eleven total server farms around the world. Eight server farm facilities are located in Québec, Canada, with electrical infrastructure capacity of 158 MW for Mining Bitcoin and expansion opportunities up to 179 MW. One server farm facility is located in Washington State, United States, with operational electrical infrastructure capacity of 18 MW and expansion opportunities up to 21 MW. One server farm facility is located in Villarrica, Paraguay, with electrical infrastructure capacity of 10 MW and expansion opportunities up to 180 MW. One server farm facility is located in Argentina, with current operational electrical infrastructure capacity of 54 MW, and expansion opportunities up to 210 MW. The Company has contracts securing an aggregate of 179 MW, 180 MW and 21 MW of hydro-electric green energy in Quebec, Paraguay, and Washington, respectively, and up to 210 MW of natural gas energy in Argentina. The Company currently has a permit in place to draw up to 100 MW of the 210 MW from a private energy supplier; however, the Company may draw all 210 MW from the Argentina public energy grid at any time, without additional permits. In addition, Bitfarms owns proprietary software, known as the MGMT System, that is used to monitor, control, manage, report and secure Mining operations. The MGMT System scans and reports the location, status, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and maximize up-time. The MGMT System was substantially upgraded during 2023 and is continually being updated to enhance its features and improve its functionality. The revised system is referred to as MGMT-2.

Volta, a wholly owned subsidiary of the Company, provides electrician services to both commercial and residential customers in Québec, while assisting Bitfarms in building and maintaining its server farms in Quebec.

Recent Developments

There have been no material developments in the business of the Company since the date of the Company’s 2023 Annual Financial Statements, which have not been disclosed in this prospectus supplement, the accompanying base shelf prospectus, or the documents incorporated by reference herein.

PROMOTERS

The following table sets forth the Promoters of the Company:

Name	Class of Securities Owned	Quantity of Securities Owned	% of Class(3)
Emiliano Joel Grodzki(1)	Common Shares	6,698,443	1.97%
Nicolas Bonta(2)	Common Shares	8,625,452	2.54%
Total		15,323,895	4.52%

Notes:

(1)	In addition to the Common Shares noted in the table above, Mr. Grodzki holds 2,314,900 options to purchase Common Shares at an average price of C$2.05 per Common Shares and 150,000 RSUs (as defined herein).
(2)	In addition to the Common Shares noted in the table above, Mr. Bonta holds 2,304,900 options to purchase Common Shares at an average price of C$2.06 per Common Shares and 66,666 RSUs.
(3)	A total of 339,274,441 Common Shares are issued and outstanding as of the date hereof.

No Promoter was within 10 years before the date of this prospectus supplement, a director, chief executive officer, or chief financial officer of any person or company that: (a) was subject to an order that was issued while the Promoter was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the Promoter ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the Promoter was acting in the capacity as director, chief executive officer or chief financial officer.

No Promoter has: (a) been within the 10 years before the date of this prospectus supplement a director or executive officer of any person or company that, while the Promoter was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or (b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the promoter, state the fact.

No Promoter has been subject to: (a) any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority or has entered into a settlement agreement with a provincial and territorial securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

RISK FACTORS

Before deciding to invest in the Offered Shares, prospective purchasers should carefully consider the risk factors and the other information contained in this prospectus supplement and the accompanying base shelf prospectus and the documents incorporated by reference herein and therein. Investing in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business or financial results, each of which could cause purchasers of the Company’s securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus supplement and the accompanying base shelf prospectus, including the Company’s 2023 AIF and the 2023 MD&A and annual financial statements, and the related notes. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Risks Related to the Offering of the Common Shares

We are in the process of resolving SEC comments relating to our Annual Report on Form 40-F for the fiscal year ended December 31, 2022 regarding certain accounting and financial disclosure matters, which could result in changes to our existing accounting and financial disclosure.

We recently received comments from the staff of the SEC's Division of Corporation Finance (the “Staff”) relating to our Annual Report on Form 40-F for the fiscal year ended December 31, 2022 (the “2022 Annual Report”).

The Staff’s comments are focused on the Company’s accounting of its Bitcoin-related operations and related accounting policies.  Because of the limited precedent available and a lack of formal accounting guidance for cryptocurrencies under certain applicable accounting standards, including, among other things, revenue recognition, there is uncertainty associated with how Bitcoin miners (in particular, non-U.S. companies like the Company that report in accordance with IFRS Accounting Standards) may be required to account for cryptocurrency operations, transactions and assets and related revenue recognition. The Company is committed to addressing these remaining Staff comments or any additional Staff questions. However, until these comments are resolved, or until any additional comments raised by the Staff  in this process are resolved, we cannot provide assurance that we will not be required to amend our 2022 Annual Report or other public disclosures or make any material changes to the accounting or financial disclosures contained in the 2022 Annual Report or other public disclosures, our accounting policies, or related disclosures made in any future filings.

The Company and its management will have broad discretion in the use of proceeds from the Offering.

The Company currently intends to allocate the net proceeds it will receive from the Offering, if any, as described under “USE OF PROCEEDS” in this prospectus supplement. However, the Company and its management will have broad discretion in the actual application of the net proceeds, as well as the timing of their expenditures, and there can be no assurance as to such net proceeds will be allocated. The Company may elect to allocate the net proceeds differently from the allocation described under “USE OF PROCEEDS” in this prospectus supplement if management believes it would be in the Company’s best interests to do so. The Company’s investors may not agree with the manner in which the Company chooses to allocate and spend the net proceeds from the Offering. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company and cause the price of Common Shares to decline. Pending their use, the Company may invest the net proceeds from the Offering in a manner that does not produce income or that loses value.

There is no certainty regarding the net proceeds to the Company of the Offering.

There is no certainty that any Offered Shares will be sold in the Offering or that gross proceeds of $375,000,000 will be raised in the Offering. The Agent has agreed to use its commercially reasonable efforts to sell, on the Company’s behalf, the Offered Shares designated by the Company, but the Company is not required to request the sale of the maximum amount offered or any amount and, if the Company requests a sale, the Agent is not obligated to purchase any unsold Offered Shares as principal. As a result of the Offering being made on a commercially reasonable efforts basis with no minimum, and only as requested by the Company, the Company may raise substantially less than the maximum total offering amount or nothing at all.

Investors will likely pay different prices in the Offering.

Investors who purchase Offered Shares in this Offering at different times will likely pay different prices, and so may experience different outcomes in their investment results. The Company will have discretion, subject to market demand, to vary the timing, prices and numbers of Offered Shares sold, and there is no minimum or maximum sales price. Investors may experience a decline in the value of their Offered Shares as a result of Common Share sales made at prices lower than the prices they paid or for other reasons. Moreover, if the prevailing market price for the Common Shares declines, then the Corporation will be able to issue more Offered Shares under the Offering and investors may suffer greater dilution.

As a Company organized in Canada, it may be difficult to bring and enforce suits against us in the United States.

It may be difficult to bring and enforce suits against us in the United States because the Company is organized pursuant to the laws of the Province of Ontario, Canada, the Company is governed by the Business Corporations Act (Ontario), and most of the Company’s assets are located outside the United States. It may not be possible for an investor to effect service of process within the United States on, or enforce judgments obtained in the United States courts against, the Company or certain of the Company’s directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

Because a substantial portion of the assets of the Company are located outside of Canada, it may also not be possible for investors in the securities of the Company to collect on judgments obtained in courts in Canada predicated on the civil liability provisions of securities legislation of certain of the provinces and territories of Canada. In the event a judgment is obtained in a Canadian court against one or more of the Company’s directors or officers for violations of applicable securities laws or otherwise, it may not be possible to enforce such judgment against those directors and officers not resident in Canada.

In light of the above, there is doubt as to whether (i) a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against the Company or the Company’s directors and officers and (ii) an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

You may suffer dilution in this Offering or other offerings of our securities.

The number of Common Shares that the Company is authorized to issue is unlimited. The Company may, in its sole discretion, as part of future offerings, issue additional Common Shares and/or securities convertible into or exercisable for Common Shares from time to time subject to the rules of any applicable stock exchange on which the Common Shares are then listed and applicable securities law. The Company cannot predict the size or price of future issuances of Common Shares or the size or terms of future issuances of debt instruments or other securities convertible into Common Shares, or the effect, if any, that such future issuances and sales will have on the market price of the Common Shares. The issuance of any additional Common Shares and/or securities convertible into or exercisable for Common Shares may have a dilutive effect on the interests of holders of the Company’s Common Shares. The Offering may result in substantial dilution on a per Common Share basis to the Company’s net income and certain other financial measures used by the Company.

A return on your investment is not guaranteed.

There can be no assurance regarding the amount of income to be generated by the Company. Common Shares are equity securities of the Company and are not fixed income securities. Unlike fixed income securities, there is no obligation of the Company to distribute to shareholders a fixed amount or any amount at all, or to return the initial purchase price of the Common Shares on any date in the future. The market value of the Common Shares may deteriorate if the Company is unable to generate sufficient positive returns, and that deterioration may be significant.

The market price of our Common Shares may be volatile and your investment could suffer or decline in value.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those in cryptocurrency-focused businesses and those considered development stage companies (such as the Company), have experienced wide fluctuations in price. The market price of the Common Shares fluctuates significantly in response to a number of factors, many of which the Company cannot control and many of which have not necessarily been related to the operating performance, underlying asset values or prospects of the Company. In particular, the trading price of the Common Shares is in many cases directly tied to the price of Bitcoin. Other factors that may impact the trading price of the Common Shares include:

●	variations in the Company’s financial results or those of companies that are perceived to be similar to the Company;

●	actions by the Company or its competitors, such as acquisitions, bankruptcies or restructurings;

●	additions or departures of key management personnel;

●	legal proceedings involving the Company, the cryptocurrency industry, or both;

●	legislative or regulatory actions;

●	changes in market valuations of companies similar to the Company;

●	the prospects of and changes affecting participants in the cryptocurrency industry;

●	actions by the Company’s shareholders;

●	speculation or reports by the press or investment community with respect to the Company or the cryptocurrency industry in general;

●	changes in the pricing or availability of hydro-electricity, natural gas and other sources of energy;

●	general economic, regulatory, market and political conditions; and

●	other risks, uncertainties and factors described in these risk factors and elsewhere in this prospectus supplement and the documents incorporated by reference herein.

The securities markets in general have often experienced volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations have caused, and may continue to cause, the trading price of the Common Shares to decline. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on the Company’s ability to access capital, on its business, financial condition, results of operations, cash flow and prospects, and on the market price of the Common Shares. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has been brought against that company. The Company may become the target of in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert management’s attention and resources from the operation of the Company’s business.

In addition, since the Common Shares currently trade on the Nasdaq Global Market, the Company must comply with Nasdaq’s continued listing requirements to avoid the Common Shares being delisted. A delisting from Nasdaq would result in lower trading volumes for the Common Shares, transaction delays, and could result in decreased or unfavorable security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for the Common Shares.

Investors who are U.S. persons may face potential adverse United States federal income tax consequences.

If a United States person is treated as owning (directly, indirectly, or constructively) at least 10% of the value or voting power of our Common Shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group. A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income,” and investments in United States property by controlled foreign corporations, regardless of whether we make any distributions. An individual who is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject a United States shareholder to significant monetary penalties and may toll the statute of limitations with respect to such shareholder's U.S. federal income tax return for the year for which reporting was due. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether any investor is treated as a United States shareholder with respect to any such controlled foreign corporation or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. A United States investor should consult its advisors regarding the potential application of these rules to an investment in our Common Shares.

We have cross-border transactions among the entities within our company group in relation to various aspects of our business. Canadian and U.S. transfer pricing regulations, as well as regulations applicable in other countries in which we operate, require that any international transaction involving associated enterprises be on arm’s-length terms and conditions. We view the transactions entered into among the Company and our subsidiaries to be priced on arm’s length terms and conditions and to be in accordance with the relevant transfer pricing regulations. If, however, a tax authority in any jurisdiction successfully challenges our position and asserts that the terms and conditions of such transactions are not on arm’s length terms and conditions, or that other income of our subsidiaries should be taxed in that jurisdiction, we may incur increased tax liability, including accrued interest and penalties, which would cause our tax expense to increase, possibly materially, thereby reducing our profitability and cash flows, which in turn could have a material adverse effect on our future cash flows, future earnings and financial condition.

The Company may be a “passive foreign investment company.”

Generally, if for any taxable year, 75% or more of our gross income is passive income, or at least 50% of the average quarterly value of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Although not free from doubt, the Company does not believe it was a PFIC for 2023 and does not expect to be a PFIC for 2024. However, the determination as to whether a non-U.S. corporation is a PFIC is a factual determination made on an annual basis after the close of each taxable year. This determination is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations, and the determination will depend on, among other things, the composition of the non-U.S. corporation’s income, expenses and assets, as well as the relative value of its assets (which may fluctuate with the non-U.S. corporation’s market capitalization), from time to time and the nature of its activities. Moreover, the application of the PFIC rules to cryptocurrency such as bitcoin and transactions related thereto is subject to uncertainty. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for any future taxable year.

If we are a PFIC for any taxable year during which a United States person holds our Common Shares, we would continue to be treated as a PFIC with respect to that United States person for such taxable year and, unless the United States person makes certain elections, for future years even if we cease to be a PFIC. If we are characterized as a PFIC, United States holders of our Common Shares may suffer adverse tax consequences, including the treatment of gains realized on the sale of our Common Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on our Common Shares by individuals who are United States holders, and the addition of interest charges to the tax on such gains and certain distributions. A United States shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF Election”) election, or, to a lesser extent, a mark-to-market election. However, we do not intend to provide the information necessary for U.S. Holders to make a QEF Election if we are classified as a PFIC.

USE OF PROCEEDS

The net proceeds from the Offering, if any, are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of Offered Shares pursuant to the Sales Agreement will represent the gross proceeds after deducting the applicable compensation payable to the Agent under the Sales Agreement and the expenses of the distribution. The proceeds actually received by the Company will depend on the number of Offered Shares actually sold and the offering price of such Offered Shares. See “PLAN OF DISTRIBUTION”.

The net proceeds from the Offering, if any, are expected to be used by the Company primarily on capital expenditures to support the growth and development of the Company’s existing Mining operations as well as for working capital and general corporate purposes.

Although the Company intends to apply the net proceeds to the objectives set forth above, there may be circumstances where a reallocation of funds may be deemed prudent or necessary, and the ultimate use of proceeds from the Offering may vary materially from that set forth above. For example, the operations of the Company may continue to be adversely impacted by international supply chain disruptions, which have already reduced the availability of and affected the timing of delivery of Mining equipment. Further, when Mining equipment does become available, the Company anticipates that it may be subject to increased equipment costs and increased shipping costs. Accordingly, a variety of factors may result in management of the Company exercising discretion in applying the net proceeds from the Offering. See “RISK FACTORS – Risks Related to the Offering of Securities – The Company and its management will have broad discretion in the use of proceeds from the Offering.”

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s consolidated capitalization since the date of the 2023 Annual Financial Statements which have not been disclosed in this prospectus supplement, the accompanying base shelf prospectus, or the documents incorporated by reference. As a result of the Offering, the shareholder’s equity of the Company will increase by the amount of the net proceeds, less expenses, of the Offering and the number of Common Shares issued and outstanding at the time of the Offering will increase by the number of Offered Shares issued under the Offering.

PRIOR SALES

Common Shares

The following table sets out details of the Common Shares issued by the Company during the 12 months prior to the date of this prospectus supplement. Unless otherwise indicated, such shares were issued as part of the at-the-market offering of common shares between the Company and the Agent, pursuant to the prospectus supplement dated August 16, 2021 to the short form base shelf prospectus of the Company dated August 12, 2021

Date	Shares	Price
March 8, 2023	258,717		$0.83
March 9, 2023	2,138		$0.82
March 10, 2023	30,400		$0.76
March 13, 2023	1,363,721		$0.81
March 14, 2023	500,000		$0.89
March 15, 2023	100,000		$0.82
March 22, 2023	548,677		$1.04
March 23, 2023	800,000		$0.99
March 29, 2023	406,482		$0.95
March 31, 2023(3)	77,500	C$	0.55
April 3, 2023(3)	150	C$	0.55
April 4, 2023(3)	22,000	C$	0.36
April 4, 2023(3)	42,650	C$	0.55
April 10, 2023	765,554		$0.96
April 11, 2023	457,842		$1.08
April 12, 2023	363,079		$1.12
April 13, 2023	800,000		$1.27
April 14, 2023	136,026		$1.27
April 17, 2023	81,613		$1.21
April 18, 2023	360,752		$1.27
April 26, 2023	250,000		$1.18
May 1, 2023(3)	23,400	C$	0.36
May 2, 2023	296,900		$1.14
May 3, 2023	226,186		$1.11
May 4, 2023	192,092		$1.12
May 5, 2023	510,552		$1.16
May 16, 2023	51,927		$1.08
May 17, 2023	542,550		$1.13
May 18, 2023	125,626		$1.18
May 22, 2023	116,894		$1.15
May 23, 2023	75,910		$1.20
May 24, 2023	102,500		$1.12
May 25, 2023(3)	14,700	C$	0.55
May 29, 2023(3)	30,000	C$	0.36
May 30, 2023	433,731		$1.20
May 31, 2023	426,965		$1.21
June 1, 2023(3)	35,000	C$	0.55
June 2, 2023	338,945		$1.20
June 6, 2023(3)	23,475	C$	0.36
June 6, 2023	382,616		$1.16
June 7, 2023	620,797		$1.19
June 8, 2023	264,423		$1.13
June 13, 2023(2)	79,626		N/A
June 14, 2023(2)	28,708		N/A
June 16, 2023	1,321,722		$1.17
June 20, 2023	2,839,940		$1.31
June 21, 2023	1,090,865		$1.42
June 22, 2023	974,855		$1.45
June 23, 2023	1,515,233		$1.53
June 26, 2023(3)	10,000	C$	1.76
June 26, 2023	376,331		$1.50
June 27, 2023	912,207		$1.47
June 28, 2023	656,724		$1.45
June 29, 2023(3)	42,500	C$	0.55
June 29, 2023	514,739		$1.46
June 30, 2023(3)	7,000	C$	0.99
June 30, 2023(3)	92,500	C$	0.55
June 30, 2023	1,003,860		$1.48

Date	Shares	Price
July 3, 2023	1,067,538		$1.59
July 5, 2023	1,043,228		$1.65
July 5, 2023(1)	820,837	C$	1.83
July 6, 2023	193,236		$1.63
July 7, 2023	1,624,467		$1.73
July 10, 2023	2,209,535		$1.82
July 11, 2023	1,213,775		$1.86
July 12, 2023	1,782,009		$1.90
July 13, 2023	2,437,509		$2.02
July 17, 2023	224,900		$2.02
July 19, 2023	180,449		$1.85
July 20, 2023	200,802		$1.90
July 21, 2023	248,778		$1.80
July 26, 2023	282,809		$1.78
July 28, 2023	437,700		$1.80
August 2, 2023	60,843		$1.85
August 9, 2023	142,400		$1.66
August 10, 2023	179,590		$1.60
August 11, 2023	194,124		$1.60
August 14, 2023	100,900		$1.58
August 15, 2023	122,900		$1.55
August 16, 2023	487,985		$1.42
August 17, 2023	175,540		$1.34
August 23, 2023	450,000		$1.34
August 29, 2023	1,043,050		$1.43
August 31, 2023	329,197		$1.42
August 31, 2023(2)	33,334		N/A
September 1, 2023	23,576		$1.31
September 5, 2023	439,004		$1.28
September 6, 2023	155,094		$1.27
November 28, 2023(4)	44,444,446	C$	1.35
December 1, 2023(3)	30,000	C$	0.55
December 6, 2023(2)	108,334		N/A
December 12, 2023(3)	301,250	C$	1.18
December 14, 2023(3)	163,783	C$	1.22
December 15, 2023(3)	85,000	C$	0.55
December 18, 2023(3)	55,000	C$	0.60
December 18, 2023(5)	4,962,963		$1.17
December 19, 2023(3)	243,562	C$	0.73
December 20, 2023(5)	1,166,667		$1.23
December 21, 2023(3)	60,640	C$	1.44
December 22, 2023(3)	341,235	C$	0.83
December 22, 2023(5)	1,140,000		$1.23
December 27, 2023(5)	2,000,000		$1.17
December 27, 2023(3)	218,438	C$	1.11
December 28, 2023(3)	898,188	C$	0.85
January 2, 2024(3)	189,375	C$	0.76
January 3, 2024(3)	60,000	C$	0.55
January 5, 2024(3)	10,000	C$	0.55
February 13, 2024	111,111		$1.23
February 23, 2024(5)	1,000,000		$1.17
February 27, 2024(5)	2,000,000		$1.17
February 28, 2024(5)	1,000,000		$1.17
February 29, 2024(5)	1,000,000		$1.17

Notes:

(1)	820,837 Common Shares issued in relation to the Baie-Comeau Expansion.
(2)	Issued pursuant to the conversion of RSUs.
(3)	Issued pursuant to the exercise of stock options.
(4)	Issued in connection with private placements.
(5)	Issued pursuant to the exercise of warrants.

Options

The following table summarizes details of the stock options to purchase Common Shares issued by the Company during the 12-month period prior to the date of this prospectus supplement:

Date of Issuance	Exercise Price per Option		Number of Options
June 30, 2023	C$	1.89	8,471,000
December 22, 2023	C$	3.83	4,685,000

Restricted Stock Units

The following table summarizes details of the restricted stock units (“RSUs”) issued by the Company during the 12-month period prior to the date of this prospectus supplement:

Date of Issuance	Number of Restricted Stock Units
December 22, 2023	475,000

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the TSX and Nasdaq under the symbol “BITF”. The following table sets forth the reported intraday high and low prices and trading volumes of the Common Shares on the TSX and Nasdaq on a monthly basis for the 12-month period prior to the date of this prospectus supplement:

Trading Price and Volume – TSX

Month	High (CAD)	Low (CAD)	Volume
March 1-7 2024	$4.10	$3.20	26,706,700
February 2024	$5.25	$2.85	137,207,000
January 2024	$4.54	$2.58	94,076,600
December 2023	$4.68	$1.96	147,494,900
November 2023	$2.09	$1.37	50,363,700
October 2023	$1.74	$1.26	28,614,700
September 2023	$1.87	$1.37	21,720,300
August 2023	$2.47	$1.64	33,094,600
July 2023	$2.84	$2.06	51,038,700
June 2023	$2.07	$1.41	37,822,600
May 2023	$1.67	$1.30	25,410,300
April 2023	$1.80	$1.15	29,015,800
March 2023	$1.47	$0.94	34,534,600

Trading Price and Volume – Nasdaq

Month	High (US$)	Low (US$)	Volume
March 1-7, 2024	$3.03	$2.37	137,353,800
February 2024	$3.91	$2.10	603,354,700
January 2024	$3.39	$1.90	519,958,700
December 2023	$3.56	$1.45	878,618,400
November 2023	$1.55	$1.01	302,926,800
October 2023	$1.27	$0.92	151,281,100
September 2023	$1.39	$1.00	117,176,200
August 2023	$1.85	$1.19	183,225,800
July 2023	$2.16	$1.48	297,347,800
June 2023	$1.57	$1.01	159,595,300
May 2023	$1.23	$0.96	87,520,300
April 2023	$1.35	$0.82	105,090,700
March 2023	$1.08	$0.68	77,453,200

DESCRIPTION OF COMMON SHARES

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the date hereof, there are 339,274,441 Common Shares and no preferred shares issued and outstanding. For a summary of certain material attributes and characteristics of the Common Shares, see “DESCRIPTION OF SHARE CAPITAL – Common Shares” in the accompanying base shelf prospectus.

PLAN OF DISTRIBUTION

At-The-Market Distribution

The Company has entered into the Sales Agreement with the Agent pursuant to which the Company may offer and sell the Offered Shares having an aggregate sales price of up to US$375,000,000 from the date hereof, from time to time through the Agent. The Agent is not required to sell any specific number or dollar amount of Common Shares but will use its commercially reasonable efforts, consistent with its normal sales and trading practices, to sell the Offered Shares under the terms and conditions of the Sales Agreement. Sales of Offered Shares, if any, will be made by any method that is deemed to be an “at-the-market distribution” or an “at-the-market” offering under applicable securities laws, including, without limitation, sales made directly on Nasdaq or other existing trading markets for the Common Shares in the United States. The sales, if any, of Offered Shares made under the Sales Agreement will be made by means of ordinary brokers’ transactions on Nasdaq or another existing trading market in the United States at market prices, or as otherwise agreed upon by the Company and the Agent. No Offered Shares will be offered or sold in Canada, on the TSX or on any other trading market in Canada. Neither the Company nor the Agent will undertake any act, advertisement, solicitation, conduct or negotiation directly or indirectly in furtherance of the sale of the Offered Shares in Canada. Under the terms of the Offering, prices may vary as between purchasers and during the period of distribution. The Agent will not engage in any transactions that stabilize the price of the Common Shares.

The Company will designate the maximum number or amount of Offered Shares to be sold through the Agent on a daily basis or otherwise as the Company and the Agent agree and the minimum price per Offered Share at which such Offered Shares may be sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use reasonable efforts to sell on the Company’s behalf the maximum number or amount of Offered Shares so designated. The Company may instruct the Agent not to sell any Offered Shares if the sales cannot be effected at or above the minimum price designated by the Company in any such instruction. The Company or the Agent, may suspend the offering of the Offered Shares at any time and from time to time by notifying the other parties.

The Company has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares in its sole discretion upon written notice to the Agent as specified in the Sales Agreement, and the Agent has the right to terminate the provisions of the Sales Agreement relating to solicitations of offers to purchase Offered Shares, by giving written notice as specified in the Sales Agreement.

The Agent has agreed in the Sales Agreement to provide to the Company written confirmation following the close of trading on Nasdaq on each day in which Offered Shares are sold under the Sales Agreement. Each confirmation will include the number of Offered Shares sold on that day, the gross sales proceeds and the net proceeds to the Company. The Company will report at least quarterly the number of Offered Shares sold through the Agent under the Sales Agreement, the net proceeds to the Company and the Broker Fee payable to the Agent in connection with the sales of the Offered Shares.

The Company will pay the Agent a Broker Fee of 3.0% of the gross sales price per Offered Share sold through the Agent as the Company’s agent under the Sales Agreement. Because there is no minimum offering amount required as a condition of the Offering, the actual total public offering amount, Broker Fees and proceeds to the Company, if any, are not determinable at this time. The Company has agreed to reimburse the Agent for the fees and expenses of its legal counsel, in an amount not to exceed US$100,000. Additionally, pursuant to the terms of the Sales Agreement, the Company agreed to reimburse the Agent for the fees of its legal counsel incurred in connection with the Agent’s ongoing due diligence requirements arising from the transactions contemplated by the Sales Agreement in an amount not to exceed US$2,500 in the aggregate per calendar quarter. All expenses relating to the Offering and any compensation paid to the Agent will be paid out of the proceeds from the sale of Offered Shares, unless otherwise stated in the applicable prospectus supplement.

Settlement for sales of Offered Shares will occur, unless the parties agree otherwise, on the second trading day, or such shorter settlement cycle as may be in effect under Exchange Act Rule 15c6-1 from time to time, following the date on which any sales were made in return for payment of the net proceeds to the Company. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Offered Shares will be settled through the facilities of The Depository Trust Company or by such other means as the Company and the Agent may agree upon.

The Agent is not registered as a dealer in any Canadian jurisdiction and, accordingly, is not permitted to and will not, directly or indirectly, advertise or solicit offers to purchase any of the Offered Shares in Canada.

The offering of Offered Shares pursuant to the Sales Agreement will terminate upon the earliest of (i) the sale of all Offered Shares subject to the Sales Agreement; and (ii) the termination of the Sales Agreement as provided therein.

In connection with the sale of the Offered Shares on the Company’s behalf, the Agent may be deemed to be an “underwriter” within the meaning of the U.S. Securities Act, and the compensation paid to such Agent may be deemed to be underwriting commissions or discounts. The Company has agreed to provide indemnification and contribution to the Agent against certain liabilities, including liabilities under the U.S. Securities Act. The Agent will not engage in any transactions that stabilize the price of the Common Shares. No underwriter or dealer involved in the distribution, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, Common Shares in connection with the distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares.

The Company has applied to list the Offered Shares on the TSX. Listing is subject to the approval of the TSX in accordance with its applicable listing requirements.

Selling Restrictions Outside of the United States

Other than in the United States, no action has been taken by the Company that would permit a public offering of the Offered Shares in any jurisdiction outside the United States where action for that purpose is required. The Offered Shares may not be offered or sold, directly or indirectly, nor may this prospectus supplement or any other offering material or advertisements in connection with the offer and sale of any such Offered Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering and the distribution of this prospectus supplement. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any Offered Shares in any jurisdiction in which such an offer or a solicitation is unlawful.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date hereof, the principal Canadian federal income tax considerations under the Tax Act, generally applicable to a holder who acquires, as beneficial owner, Common Shares pursuant to the Offering, and who, for the purposes of the Tax Act and at all relevant times, holds Common Shares as capital property and deals at arm’s length and is not affiliated with the Company, the Agent and any subsequent purchaser of such securities. A holder who meets all of the foregoing requirements is referred to as a “Holder” herein, and this summary only addresses such Holders. Generally, Common Shares will be considered to be capital property to a Holder, provided the Holder does not hold Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a holder (i) that is a “financial institution”, as defined in the Tax Act for the purposes of the mark-to-market rules in the Tax Act, (ii) that is a “specified financial institution”, as defined in the Tax Act, (iii) of an interest which is a “tax shelter investment” as defined in the Tax Act, (iv) that has elected to determine its Canadian tax results in a “functional currency” other than the Canadian dollar, (v) that has entered into or will enter into a “derivative forward agreement” or a “synthetic disposition arrangement” with respect to the Common Shares, or (vi) that receives dividends on Common Shares under or as part of a “dividend rental arrangement”, as defined in the Tax Act. Any such holder should consult its own tax advisor with respect to an investment in Common Shares.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is (or does not deal at arm’s length with a corporation resident in Canada for purposes of the Tax Act that is), or becomes, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Common Shares.

This summary is based upon the provisions of the Tax Act and the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly and officially announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”), published in writing by it prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed. However, no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or any changes in the CRA’s administrative policies and assessing practices, whether by legislative, governmental or judicial action or decision, nor does it take into account or anticipate any other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax consequences to any Holder are made. Consequently, Holders should consult their own tax advisors with respect to the tax consequences applicable to them, having regard to their own particular circumstances.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Common Shares (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian dollars. Amounts denominated in any other currency must be converted into Canadian dollars generally based on the exchange rate quoted by the Bank of Canada for the date such amounts arise and in accordance with the detailed rules in the Tax Act. As a result, the amount of dividends required to be included in the income of, and capital gains or capital losses realized by, a Holder may be affected by fluctuations in the Canadian dollar/United States dollar exchange rate.

Taxation of Resident Holders

The following portion of this summary applies to Holders (as defined above) who, for the purposes of the Tax Act, are or are deemed to be resident in Canada at all relevant times (herein, “Resident Holders”) and this portion of the summary only addresses such Resident Holders. Certain Resident Holders who might not be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have them and any other “Canadian security” (as defined in the Tax Act) be treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders contemplating such election should consult their own tax advisors for advice as to whether it is available and, if available, whether it is advisable in their particular circumstances.

Taxation of Dividends

A Resident Holder will be required to include in computing income for a taxation year any dividends received, or deemed to be received, in the year by the Resident Holder on the Common Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit provisions where the Company designates the dividend as an “eligible dividend” in accordance with the provisions of the Tax Act. There may be restrictions on the ability of the Company to designate any particular dividend as an “eligible dividend”.

A dividend received or deemed to be received by a Resident Holder that is a corporation must be included in computing its income but will generally be deductible in computing the corporation’s taxable income, subject to all of the rules and restrictions under the Tax Act in that regard. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. A corporation that is a “private corporation” or a “subject corporation” (each as defined in the Tax Act), generally will be liable to pay an additional tax (refundable under certain circumstances) under Part IV of the Tax Act on dividends received or deemed to be received on the Common Shares in a year to the extent such dividends are deductible in computing taxable income for the year.

Disposition of Common Shares

A Resident Holder who disposes, or is deemed to dispose, of a Common Share generally will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of such Common Shares, as the case may be, immediately before the disposition or deemed disposition. The taxation of capital gains and losses is generally described below under the heading “Capital Gains and Capital Losses”.

Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized by the Resident Holder in such taxation year. Subject to and in accordance with the rules contained in the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a particular taxation year against taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains realized in a particular taxation year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition or deemed disposition of a Common Share may be reduced by the amount of any dividends received or deemed to have been received by such Resident Holder on such Common Shares, to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on certain investment income, including amounts in respect of net taxable capital gains. Such Resident Holders should consult their own tax advisors. If certain Proposed Amendments are enacted, this refundable tax will also apply to a “substantive CCPC” (within the meaning of the Proposed Amendments and for the purposes of the Tax Act)

Alternative Minimum Tax

Capital gains realized and dividends received or deemed to be received by a Resident Holder that is an individual or a trust, other than certain specified trusts, may give rise to alternative minimum tax under the Tax Act. Resident Holders should consult their own tax advisors in this regard.

Taxation of Non-Resident Holders

The following portion of this summary is generally applicable to Holders who, for the purposes of the Tax Act and at all relevant times: (i) are neither resident nor deemed to be resident in Canada, and (ii) do not use or hold Common Shares in the course of business carried on or deemed to be carried on in Canada. Holders who meet all of the foregoing requirements are referred to herein as “Non-Resident Holders”, and this portion of the summary only addresses such Non-Resident Holders. Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Receipt of Dividends

Dividends paid or credited or deemed to be paid or credited to a Non-Resident Holder by the Company are subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividend unless reduced by the terms of an applicable tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, under the Canada-United States Tax Convention (1980), as amended (the “Treaty”), the rate of withholding tax on dividends paid or credited to a Non-Resident Holder who is resident in the United States for purposes of the Treaty and entitled to full benefits under the Treaty (a “U.S. Holder”) is generally reduced to 15% of the gross amount of the dividend (or 5% in the case of a U.S. Holder that is a company beneficially owning at least 10% of the Common Shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposition of Common Shares

A Non-Resident Holder generally will not be subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless such Common Share constitutes “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the gain is not exempt from tax pursuant to the terms of an applicable tax treaty or convention.

Provided the Common Shares are listed on a “designated stock exchange”, as defined in the Tax Act (which currently includes the TSX) at the time of disposition, the Common Shares will generally not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding the disposition the following two conditions are satisfied concurrently: (i) (a) the Non-Resident Holder; (b) persons with whom the Non-Resident Holder did not deal at arm’s length; (c) partnerships in which the Non-Resident Holder or a person described in (b) holds a membership interest directly or indirectly through one or more partnerships; or (d) any combination of the persons and partnerships described in (a) through (c), owned 25% or more of the issued shares of any class or series of shares of the Company; and (ii) more than 50% of the fair market value of the Common Shares s was derived directly or indirectly from one or any combination of: real or immovable property situated in Canada, “Canadian resource properties”, “timber resource properties” (each as defined in the Tax Act), and options in respect of, or interests in or for civil law rights in, such properties. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, the Common Shares may be deemed to be taxable Canadian property.

Even if the Common Shares are taxable Canadian property of a Non-Resident Holder, such Non-Resident Holder may be exempt from tax under the Tax Act on the disposition of such Common Shares by virtue of an applicable income tax treaty or convention. In cases where a Non-Resident Holder disposes, or is deemed to dispose, of a Common Share that is taxable Canadian property of that Non-Resident Holder, and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act or pursuant to the terms of an applicable income tax treaty or convention, the consequences under the heading “CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS – Taxation of Resident Holders – Capital Gains and Capital Losses” will generally be applicable to such disposition. Non-Resident Holders who may hold Common Shares as taxable Canadian property should consult their own tax advisors.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax considerations generally applicable to a U.S. Holder (as defined below) of the ownership and disposition of the Common Shares. This discussion addresses only holders who acquire the Common Shares pursuant to this Offering and hold such Common Shares as “capital assets” (generally, assets held for investment purposes).

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations, administrative pronouncements and rulings of the United States Internal Revenue Service (the “IRS”), and the Convention, all as in effect on the date hereof, and all of which may be repealed, revoked or modified (possibly with retroactive effect) so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not describe any state, local or foreign tax law considerations, or any aspect of U.S. federal tax law other than income taxation (e.g., alternative minimum tax, the 3.8% Medicare tax on certain net investment income, or estate or gift tax). Except as specifically set forth below, this summary does not discuss applicable income tax reporting requirements. U.S. Holders should consult their own tax advisers regarding such matters.

No ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the ownership or disposition of the Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the discussion set forth in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and U.S. courts could disagree with one or more of the positions taken in this summary.

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the ownership and disposition of the Common Shares, nor does it take into account the specific circumstances of any particular holder, some of which may be subject to special tax rules, including, but not limited to, tax exempt organizations, partnerships and other pass-through entities and their owners, banks or other financial institutions, insurance companies, regulated investment companies, real estate investment trusts, qualified retirement plans, individual retirement accounts or other tax-deferred accounts, persons that hold the Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale or other similar arrangements, persons that acquired the Common Shares in connection with the exercise of employee share options or otherwise as compensation for services, persons that are resident or ordinarily resident in or have permanent establishment in a jurisdiction outside the United States, brokers, dealers or traders in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in the Code) is not the U.S. dollar, U.S. expatriates, or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of the Company’s shares by voting power or by value.

As used herein, a “U.S. Holder” is a beneficial owner of the Common Shares who, for U.S. federal income tax purposes, is: (1) an individual who is a citizen or resident of the United States; (2) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof, or the District of Columbia, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Common Shares, the tax treatment of a partner in or owner of the partnership or other entity or arrangement will generally depend upon the status of the partner or owner and the activities of the entity. Prospective investors who are partners in partnerships (or other entities or arrangements treated as partnerships for U.S. federal income tax purposes) that are beneficial owners of the Common Shares are urged to consult their own tax advisors regarding the tax consequences of the ownership and disposition of the Common Shares.

This summary is of a general nature only and is not intended to be tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors are urged to consult their own tax advisors regarding the application of U.S. federal income tax laws to their particular circumstances, as well as any state, provincial, local, non-U.S. and other tax consequences of investing in the Common Shares and acquiring, holding or disposing of the Common Shares.

Passive Foreign Investment Company

A foreign corporation will generally be considered a PFIC for any taxable year in which (1) 75% or more of its gross income is “passive income” under the PFIC rules or (2) 50% or more of the average quarterly value of its assets produce, (or are held for the production of) “passive income.” For this purpose, “passive income” generally includes dividends, interest, certain rents and royalties and certain gains, including the excess of gains over losses from certain commodities transactions. Net gains from commodities transactions are generally treated as passive income unless such gains are active business gains from the sale of commodities and “substantially all” of the corporation’s commodities are stock in trade or inventory, depreciable property used in a trade or business, or supplies regularly used or consumed in a trade or business. Moreover, for purposes of determining if the foreign corporation is a PFIC, if the foreign corporation owns, directly or indirectly, at least 25%, by value, of the shares of another corporation, it will be treated as if it directly holds its proportionate share of the assets and receives directly its proportionate share of the income of such other corporation. If a corporation is treated as a PFIC with respect to a U.S. Holder for any taxable year, the corporation will continue to be treated as a PFIC with respect to that U.S. Holder in all succeeding taxable years, regardless of whether the corporation continues to meet the PFIC requirements in such years, unless certain elections are made.

Although not free from doubt, the Company does not believe it was a PFIC for 2023 and does not expect to be a PFIC for 2024. The Company’s status as a PFIC in any taxable year, however, requires a factual determination that can only be made annually after the close of each taxable year. Moreover, the application of the PFIC rules to cryptocurrency such as bitcoin and transactions related thereto is subject to uncertainty. Accordingly, there can be no assurance that the Company will not be classified as a PFIC for any future taxable year. Prospective U.S. Holders contemplating an investment in the Common Shares are urged to consult their tax advisors regarding the Company’s status as a PFIC and the U.S. federal income tax consequences that may apply if the Company is determined to be a PFIC in any taxable year.

If the Company is classified as a PFIC, a U.S. Holder that does not make any of the elections described below would be required to report any gain on the disposition of the Common Shares as ordinary income, rather than as capital gain, and to compute the tax liability on the gain and any “Excess Distribution” (as defined below) received in respect of Common Shares as if such items had been earned ratably over each day in the U.S. Holder’s holding period (or a portion thereof) for Common Shares. The amounts allocated to the taxable year during which the gain is realized or distribution is made, and to any taxable years in such U.S. Holder’s holding period that are before the first taxable year in which the Company is treated as a PFIC with respect to the U.S. Holder, would be included in the U.S. Holder’s gross income as ordinary income for the taxable year of the gain or distribution. The amount allocated to each other taxable year would be taxed as ordinary income in the taxable year during which the gain is realized or distribution is made at the highest tax rate in effect for the U.S. Holder in that other taxable year and would be subject to an interest charge as if the income tax liabilities had been due with respect to each such prior year. For purposes of these rules, gifts, exchanges pursuant to corporate reorganizations and use of Common Shares as security for a loan may be treated as a taxable disposition of Common Shares. An “Excess Distribution” is the amount by which distributions during a taxable year in respect of a common share exceed 125% of the average amount of distributions in respect thereof during the three preceding taxable years (or, if shorter, the U.S. Holder’s holding period for Common Shares).

Certain additional adverse tax rules will apply to a U.S. Holder for any taxable year in which the Company is treated as a PFIC with respect to such U.S. Holder and any of the Company’s subsidiaries is also treated as a PFIC (a “Subsidiary PFIC”). In such a case, the U.S. Holder will generally be deemed to own its proportionate interest (by value) in any Subsidiary PFIC and be subject to the PFIC rules described above with respect to the Subsidiary PFIC regardless of such U.S. Holder’s percentage ownership in us.

The adverse tax consequences described above may be mitigated if a U.S. Holder makes a timely QEF Election with respect to its interest in the PFIC. Consequently, if the Company is classified as a PFIC, it may be advantageous for a U.S. Holder to elect to treat us as a “qualified electing fund” with respect to such U.S. Holder in the first year in which it holds Common Shares. If a U.S. Holder makes a timely QEF Election with respect to the Company, provided that the necessary information is provided by the Company, the electing U.S. Holder would be required in each taxable year that the Company is considered a PFIC to include in gross income (i) as ordinary income, the U.S. Holder’s pro rata share of the ordinary earnings of the Company and (ii) as capital gain, the U.S. Holder’s pro rata share of the net capital gain (if any) of the Company, whether or not the ordinary earnings or net capital gain are distributed. An electing U.S. Holder’s basis in Common Shares will be increased to reflect the amount of any taxed but undistributed income. Distributions of income that had previously been taxed will result in a corresponding reduction of basis in Common Shares and will not be taxed again as distributions to the U.S. Holder.

A QEF Election made with respect to the Company will not apply to any Subsidiary PFIC; a QEF Election must be made separately for each Subsidiary PFIC (in which case the treatment described above would apply to such Subsidiary PFIC). If a U.S. Holder makes a timely QEF Election with respect to a Subsidiary PFIC, it would be required in each taxable year to include in gross income its pro rata share of the ordinary earnings and net capital gain of such Subsidiary PFIC, but may not receive a distribution of such income. Such a U.S. Holder may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge (which would not be deductible for U.S. federal income tax purposes if the U.S. Holder were an individual).

The U.S. federal income tax on any gain from the disposition of Common Shares or from the receipt of Excess Distributions may be greater than the tax if a timely QEF Election is made. U.S. Holders should be aware that the Company does not intend to provide the information necessary for U.S. Holders to make a QEF Election if the Company is classified as a PFIC for any year. U.S. Holders are urged to consult their own tax advisors about the U.S. federal income tax consequences to them if they are unable to make a timely and valid QEF Election for any taxable year in which the Company is treated as PFIC.

Alternatively, if the Company were to be classified as a PFIC, a U.S. Holder could also avoid certain of the rules described above by making a mark-to-market election (a “Mark-to-Market Election”), instead of a QEF Election, provided the Common Shares are treated as regularly traded on a qualified exchange or other market within the meaning of the applicable U.S. Treasury Regulations. However, a U.S. Holder will not be permitted to make a Mark-to-Market Election with respect to a Subsidiary PFIC. U.S. Holders should consult their own tax advisers regarding the potential availability and consequences of a Mark-to-Market Election, as well as the advisability of making a protective QEF Election in case the Company is classified as a PFIC in any taxable year.

During any taxable year in which the Company or any Subsidiary PFIC is classified as a PFIC with respect to a U.S. Holder, that U.S. Holder generally must file IRS Form 8621. U.S. Holders should consult their own tax advisers concerning annual filing requirements.

Distributions

In general, subject to the PFIC rules discussed above, the gross amount of any distribution received by a U.S. Holder with respect to the Common Shares (including amounts withheld to pay Canadian withholding taxes) will be included in the gross income of the U.S. Holder as dividend income to the extent attributable to the Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Because the Company does not expect to maintain calculations of the Company’s earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be treated as a dividend for U.S. federal income tax purposes.

The amount of any distributions paid in Canadian dollars will equal the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax), regardless of whether the payment is in fact converted into U.S. dollars at that time. A U.S. Holder will have a tax basis in Canadian dollars equal to their U.S. dollar value on the date of receipt. If the Canadian dollars received are converted into U.S. dollars on the date of receipt, the U.S. Holder should generally not be required to recognize foreign currency gain or loss in respect of the distribution. If the Canadian dollars received are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency gain or loss on a subsequent conversion or other disposition of the Canadian dollars. Such gain or loss generally will be treated as U.S. source ordinary income or loss.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate US Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company is not classified as a PFIC in the tax year of distribution or in the preceding tax year. Any amount of distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain corporate U.S. Holders in respect of dividends received from U.S. corporations.

Distributions to a U.S. Holder with respect to the Common Shares may be subject to Canadian non-resident withholding tax. See “Certain Canadian Federal Income Tax Considerations” above. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. For purposes of calculating a U.S. Holder’s foreign tax credit, dividends received by such U.S. Holder with respect to the shares of a foreign corporation, including the Common Shares, generally constitute foreign source income. However, and subject to certain exceptions, a portion of the dividends paid by a foreign corporation will be treated as U.S. source income for U.S. foreign tax credit purposes, in proportion to its U.S. source earnings and profits, if U.S. persons collectively own, directly, or indirectly, 50% or more of the voting power or value of the foreign corporation’s shares. If a portion of any dividends paid with respect to the Common Shares are treated as U.S. source income under these rules, it may limit the ability of a U.S. Holder to claim a foreign tax credit for any Canadian withholding taxes imposed in respect of such dividend, although certain elections under the Code and the Convention may be available to mitigate these effects. Dividends received by a U.S. Holder with respect to the Common Shares will generally constitute “passive category income” for purposes of the foreign tax credit. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances, including the impact of, and any exception available to, the special income sourcing rule described in this paragraph. U.S. Holders who do not elect to claim a foreign tax credit may be able to claim an ordinary income tax deduction for Canadian income tax withheld, but only for a taxable year in which the U.S. Holder elects to do so with respect to all non-U.S. income taxes paid or accrued in such taxable year.

Sale, Exchange or Other Disposition of Common Shares

Subject to the PFIC rules discussed above, upon a sale, exchange or other taxable disposition of the Common Shares, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale, exchange or other taxable disposition (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition) and the adjusted tax basis of such Common Shares. If any foreign tax is imposed on the sale, exchange or other disposition of the Common Shares, a U.S. Holder’s amount realized will include the gross amount of the proceeds of the disposition before deduction of the tax. A U.S. Holder’s initial tax basis in the Common Shares generally will equal the cost of such Common Shares. Such gain or loss will be a long-term capital gain or loss if the Common Shares have been held for more than one year and will be a short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of certain non-corporate U.S. Holders are eligible for reduced rates of taxation. For both corporate and non-corporate U.S. Holders, limitations apply to the deductibility of capital losses. If a U.S. Holder receives any foreign currency on the sale of the Common Shares, the U.S. Holder may recognize ordinary income or loss as a result of currency fluctuations between the date of the sale of the Common Shares and the date the sale proceeds are converted into U.S. dollars.

Required Disclosure with Respect to Foreign Financial Assets

Certain U.S. Holders are required to report information relating to an interest in the Common Shares, subject to certain exceptions (including an exception for Common Shares held in accounts maintained by certain financial institutions), by attaching a completed IRS Form 8938 with their tax return for each year in which they hold an interest in the Common Shares. U.S. Holders are urged to consult their own tax advisors regarding information reporting requirements relating to their ownership of the Common Shares.

EACH PROSPECTIVE UNITED STATES INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISORS ABOUT THE U. S. TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR COMMON SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

LEGAL MATTERS

Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Peterson McVicar LLP, with respect to Canadian legal matters, and Skadden, Arps, Slate, Meagher & Flom LLP, with respect to United States legal matters. H.C. Wainwright & Co., LLC is being represented in connection with this offering by Ellenoff Grossman & Schole LLP.

As of the date hereof, Peterson McVicar LLP, and its partners and associates beneficially own, directly or indirectly, less than 1% of any class of outstanding securities of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The independent registered public accounting firm of the Company is PricewaterhouseCoopers LLP at its offices located at PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J 0B2.

The transfer agent and registrar of the Company is TSX Trust Company at its offices located at 100 Adelaide St W #301, Toronto, ON M5H 1S3.

AGENT FOR SERVICE OF PROCESS

Prospective investors are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Certain directors and officers of the Company reside outside of Canada. Emiliano Joel Grodzki, Nicolas Bonta, Andres Finkielsztain, Edith M. Hofmeister, Benjamin Gagnon, and Jeffrey Lucas have appointed the following agent for service of process:

Name of Person	Name and Address of Agent
Emiliano Joel Grodzki
Nicolas Bonta	Bitfarms Ltd.
Andres Finkielsztain	110 Yonge Street, Suite 1601,
Edith M. Hofmeister	Toronto, ON M5C 1T4
Benjamin Gagnon
Jeffrey Lucas

The Company has filed with the SEC, concurrently with the Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., with an address at 122 E. 42nd Street, 18th Floor, New York, NY 10168 USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of securities under this prospectus.

EXEMPTIONS UNDER SECURITIES LAWS

Pursuant to a decision of the Autorité des Marchés Financiers, the securities regulatory authority in the Province of Québec, dated June 22, 2023, the Company was granted relief from the requirement that the base shelf prospectus and all documents incorporated by reference therein, as well as any prospectus supplement thereto that relates to any future “at-the- market” distribution, must be in both the French and English languages. The Company is not required to file French versions of the base shelf prospectus, the documents incorporated by reference therein or any prospectus supplement relating to an “at-the-market” distribution. This exemption was granted on the condition that the base shelf prospectus, together with any prospectus supplement, and any documents incorporated by reference in the prospectus or any prospectus supplement, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	November 10, 2023

BITFARMS LTD.

US$375,000,000

Common Shares

Warrants

Subscription Receipts

Units

Debt Securities

Share Purchase Contracts

This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale from time to time, during the 25-month period, that this prospectus, including any amendments hereto, remains effective, of the securities of Bitfarms Ltd. (the “Company”, “Bitfarms”, “we” or “our”) listed above in one or more series or issuances, with a total offering price of such securities, in the aggregate, of up to US$375,000,000 (or the equivalent thereof in Canadian dollars or one or more foreign currencies or composite currencies). The securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

In addition, the securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or a subsidiary of the Company. The consideration for any such acquisition may consist of any of the securities separately, a combination of securities or any combination of, among other things, securities, cash and the assumption of liabilities.

The common shares of the Company (“Common Shares”) are listed for trading on the Nasdaq Stock Market (“Nasdaq”) under the trading symbol “BITF” and on the Toronto Stock Exchange (the “TSX”) under the trading symbol “BITF”. On November 9, 2023, being the last complete trading day prior to the date hereof, the closing price of the Common Shares on the TSX and Nasdaq was C$1.66 and US$1.20 respectively.

Unless otherwise specified in an applicable prospectus supplement, debt securities, subscription receipts, units, warrants and share purchase contracts will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is currently no market through which the Company’s securities, other than the Common Shares, may be sold and purchasers may not be able to resell such securities purchased under this short form prospectus. This may affect the pricing of the Company’s securities, other than the Common Shares, in the secondary market, the transparency and availability of trading prices, the liquidity of the Company’s securities and the extent of issuer regulation. See “RISK FACTORS”.

Prospective investors should be aware that the acquisition of the Company’s securities described herein may have tax consequences in Canada and/or the United States. This prospectus or any applicable prospectus supplement may not describe these tax consequences fully. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein or in the applicable prospectus supplement. You should read the tax discussion in any applicable prospectus supplement with respect to any particular offering and consult your own tax advisor with respect to your own particular circumstances.

No underwriter has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

In accordance with subsections 4.1(1) and 5.5(7) of NI 44-102, the Company will file, with this Prospectus, an undertaking with the securities regulatory authorities in each of the provinces and territories of Canada that the Company will not distribute Securities that, at the time of distribution, are novel specified derivatives or novel asset-backed securities, without first pre-clearing with the applicable regulator the disclosure to be contained in any Prospectus Supplement pertaining to the distribution of the novel specified derivatives or asset-backed securities. This prospectus constitutes a public offering of the securities only in those jurisdictions where they may be lawfully offered for sale and only by persons permitted to sell the securities in such jurisdiction. All applicable information permitted under securities legislation to be omitted from this prospectus that has been so omitted will be contained in one or more prospectus supplements that will, except in respect of any sales pursuant to an “at-the-market” distribution as contemplated by National Instrument 44-102 – Shelf Distributions (“NI 44-102”), be delivered to purchasers together with this prospectus. Each prospectus supplement will be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the securities to which the prospectus supplement pertains. You should read this prospectus and any applicable prospectus supplement carefully before you invest in any securities issued pursuant to this prospectus. The Company, or any “Selling Securityholders” (as defined herein below), may offer and sell the Securities (as defined hereinbelow) to or through underwriters purchasing as principal and may also sell the Securities to one or more purchasers directly, through applicable statutory exemptions, or through agents designated by the Company from time to time. This Prospectus may qualify an “at-the-market distribution” as defined in NI 44-102.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be an “at-the-market” distributions as contemplated by 44-102 and as permitted by applicable law, including sales made directly on the TSX, the Nasdaq, or other existing trading markets for the Securities, and as set forth in a prospectus supplement for such purpose. See “PLAN OF DISTRIBUTION”.

A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Company’s securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for such securities, including the net proceeds we expect to receive from the sale of such securities, if any, the amounts and prices at which such securities are sold and the compensation of such underwriters, dealers or agents.

Investment in the securities being offered is highly speculative and involves significant risks that you should consider before purchasing such securities. You should carefully review the risks outlined in this prospectus (including any prospectus supplement) and in the documents incorporated by reference as well as the information under the heading “Cautionary Note Regarding Forward-Looking Statements” and consider such risks and information in connection with an investment in the securities. See “SECONDARY OFFERING BY SELLING SECURITYHOLDERS”.

The specific terms of the securities with respect to a particular offering will be set out in one or more prospectus supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of warrants, the offering price, the designation, number and terms of the Common Shares or debt securities issuable upon exercise of the warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the number of subscription receipts being offered, the offering price, the procedures for the exchange of the subscription receipts for Common Shares, debt securities or warrants, as the case may be, and any other specific terms; (iv) in the case of debt securities, the specific designation, the aggregate principal amount, the currency or the currency unit for the debt securities being offered, the maturity, the interest provisions, the authorized denominations, the offering price, the covenants, the events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt securities are secured, affiliate-guaranteed, senior or subordinated and any other terms specific to the debt securities being offered; (v) in the case of units, the designation, number and terms of the Common Shares, warrants, subscription receipts, share purchase contracts or debt securities comprising the units; and (vi) in the case of share purchase contracts, whether the share purchase contracts obligate the holder to purchase or sell or both purchase and sell Common Shares, whether the share purchase contracts are to be prepaid or not or paid in instalments, any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied, whether the share purchase contracts are to be settled by delivery, any provisions relating to the settlement of the share purchase contracts, the date or dates on which the sale or purchase must be made, whether the share purchase contracts will be issued in fully registered or global form and the material income tax consequences of owning, holding and disposing of the share purchase contracts. Where required by statute, regulation or policy, and where securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the securities will be included in the prospectus supplement describing the securities. One or more securityholders of the Company may also offer and sell Securities (as defined hereinbelow) under this prospectus (the “Selling Securityholders” and each a “Selling Securityholder”). See “SECONDARY OFFERING BY SELLING SECURITYHOLDERS”.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process. Certain of the Company’s material subsidiaries are incorporated outside of Canada, namely Bitfarms Ltd. (Israel), Backbone Mining Solutions LLC (State of Washington, U.S.A.), Backbone Hosting Solutions SAU (Argentina), D&N Ingenieria SA (Paraguay) and Backbone Hosting Solutions Paraguay SA (Paraguay). In addition, certain of the Company’s directors and officers reside outside of Canada, namely, Emiliano Joel Grodzki, Nicolas Bonta, Andres Finkielsztain, Edith M. Hofmeister, Jeffrey Lucas, and Benjamin Gagnon, and they have appointed the Company at its registered office set forth below as their agent for service of process in Canada.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some of its officers and directors are residents of a foreign country, that some or all of the underwriters or experts that may be named in the registration statement on Form F-10 that includes this prospectus (the “Registration Statement”) may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Any offering made pursuant to this prospectus is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States and Canada, to prepare this prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

The Company’s registered office is located at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4.

Investors should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide investors with different information. Information contained on the Company’s website shall not be deemed to be a part of this prospectus (including any applicable prospectus supplement) or incorporated by reference herein and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this prospectus is accurate as of any date other than the date on the face page of this prospectus, the date of any applicable prospectus supplement or the date of any documents incorporated by reference herein.

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus and any applicable prospectus supplement. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and any applicable prospectus supplement is accurate only as of the date on the front of such document and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any applicable prospectus supplement or of any sale of the Company’s securities pursuant thereto. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this prospectus and any applicable prospectus supplement, and the documents incorporated by reference in this prospectus and any applicable prospectus supplement, were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, and we do not make any representation as to the accuracy of such information.

In this prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts and references to “US$” or “$” are to U.S. dollars and references to “C$” are to Canadian dollars. This prospectus and the documents incorporated by reference contain translations of certain U.S. dollar amounts into Canadian dollars solely for your convenience. See “Currency Presentation and Exchange Rate Information”.

In this prospectus and in any prospectus supplement, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Bitfarms” or the “Company”, refer to Bitfarms Ltd. together, where context requires, with its subsidiaries and affiliates.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and other information contained in this prospectus constitute “forward-looking information” under Canadian Securities Laws and “forward-looking statements” under U.S. securities laws (collectively “forward-looking statements”). Such forward-looking statements include, but are not limited to:

●	the future price of cryptocurrencies, such as Bitcoin and the other types of digital assets which Bitfarms and its subsidiaries may earn, hold and trade;

●	the Company’s intended use of net proceeds from the sale of its securities;

●	the number of securities the Company intends to issue;

●	the future pricing for services and solutions in the businesses of the Company and its subsidiaries;

●	the liquidity and market price of the Common Shares;

●	the Company’s expectations regarding the sufficiency of its capital resources and requirements for additional capital;

●	litigation risks;

●	currency fluctuations;

●	risks related to debt securities;

●	risks related to the decrease of the market price of the Common Shares if the Company’s shareholders sell substantial amounts of Common Shares;

●	risks related to future sales or issuances of equity securities diluting voting power and reducing future earnings per share;

●	the absence of a market through which the Company’s securities, other than Common Shares, may be sold;

●	changes to governmental laws and regulations, including tax regulations; and

●	effects of the novel coronavirus (“COVID-19”) outbreak or other future global pandemics.

These forward-looking statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, “future”, “continue” or similar expressions or the negatives thereof.

By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements and such forward-looking statements included in this prospectus should not be unduly relied upon. These statements speak only as of the date of this prospectus.

The forward-looking statements in this document are based on what the Company currently believes are reasonable assumptions, including the material assumptions set out in the management discussion and analysis and press releases of the Company (such documents are available under the Company’s SEDAR profile at www.sedarplus.ca) or in the United States through EDGAR at the website of the SEC at www.sec.gov. Other material factors or assumptions that were applied in formulating the forward-looking statements contained herein include or relate to the following:

●	the business and economic conditions affecting the Company’s operations in their current state, including, general levels of economic activity, regulations, taxes and interest rates;

●	the Company’s ability to profitably produce the computational power sold to Mining Pools to solve block regards, which may be paid in Bitcoin, U.S. dollars, or other currency;

●	the Company’s ability to successfully acquire and maintain required regulatory licenses and qualifications;

●	historical prices of cryptocurrencies;

●	the emerging cryptocurrency and blockchain markets and sectors;

●	the Company’s ability to maintain good business relationships;

●	the Company’s ability to manage and integrate acquisitions;

●	the Company’s ability to identify, hire and retain key personnel;

●	the Company’s ability to raise sufficient debt or equity financing to support the Company’s continued growth;

●	economic dependence on regulated terms of service and electricity rates;

●	the technology, proprietary and non-proprietary software, data and intellectual property of the Company and third parties in the cryptocurrencies and digital asset sector is able to be relied upon to conduct the Company’s business;

●	the Company does not suffer a material impact or disruption from a cybersecurity incident, cyber-attack or theft of digital assets;

●	continued maintenance and development of cryptocurrency mining facilities;

●	continued growth in usage and in the blockchain for various applications;

●	continued development of a stable public infrastructure, with the necessary speed, data capacity and security required to operate blockchain networks;

●	the absence of adverse regulation or law; and

●	the absence of material changes in the legislative, regulatory or operating framework for the Company’s existing and anticipated business.

Inherent in forward-looking statements are risks, uncertainties and other factors beyond the Company’s ability to predict or control. Some of the risks that could cause outcomes and results to differ materially from those expressed in the forward-looking statements include:

●	Management of growth and expansion.

●	Currency exchange risks.

●	Insurance risks.

●	Bitcoin Halving Event.

●	Valuation and Price Volatility of Cryptocurrencies.

●	Share Price Fluctuations.

●	Future Capital Needs, Uncertainty of Additional Financing and Dilution.

●	Indebtedness.

●	Global Financial Conditions.

●	Possibility of Bitcoin Mining Algorithms Transitioning to Proof of Stake Validation.

●	Debt Covenants.

●	Limited Operating History.

●	Employee Retention and Growth.

●	Cybersecurity Threats and Hacking.

●	Limited History of De-centralized Financial System.

●	Risk Related to Technological Obsolescence and Difficulty in Obtaining Hardware.

●	Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power.

●	Economic Dependence on Regulated Terms of Service and Electricity Rates Risks.

●	Increases in Commodity Prices or Reductions in the Availability of Such Commodities.

●	Future Profits/Losses and Production Revenues/Expenses.

●	Fraud and Failure of Cryptocurrency Exchanges, Custodians and Other Trading Venues.

●	Insolvency, Bankruptcy, or Cessation of Operations of Mining Pool Operator.

●	Independent Mining Risks.

●	Indemnification of Mining Pool.

●	Reliance on Foreign Mining Pool Operator.

●	Mining Pool Agreements Governed by Foreign Laws.

●	Reliance on Manufacturing in Foreign Countries and the Importation of Equipment to the Jurisdictions in Which the Company Operates.

●	Political and Regulatory Risk.

●	Permits and Licenses.

●	Server Failures.

●	Tax Consequences.

●	Environmental Regulations.

●	Environmental Liability.

●	Erroneous Transactions and Human Error.

●	Facility Developments.

●	Competition.

●	Acceptance and/or Widespread Use of Cryptocurrency is Uncertain.

●	Hazards Associated with High-voltage Electricity Transmission and Industrial Operations.

●	Adoption of ESG Practices and the Impacts of Climate Change.

●	Corruption.

●	US Foreign Corrupt Practices Act and Similar Legislation.

●	Political Instability.

●	Third-party Supplier Risks.

●	Potential of Bitfarms Being Classified as a Passive Foreign Investment Company.

●	Pandemic and Infectious Disease Risk (including COVID-19).

●	Emerging Market Risks.

●	Economic Volatility and other Challenges in Argentina and/or Paraguay.

●	Vulnerability of Argentina and Paraguay Economies to External Shocks.

●	Impacts of Corruption and Anti-Corruption Laws in Operating Locations.

●	Unpredictability of Tax Rates, Capital Controls and Foreign Exchange Restrictions in Argentina.

●	Discretion Over Use of Proceeds.

●	Absence of a Public Market for Certain of the Securities.

●	Unsecured Debt Facilities.

●	Effect of Changes in Interest Rates on Debt Securities.

●	Effect of Fluctuations in Foreign Currency Markets on Debt Securities.

●	Trading Price of Common Shares and Volatility.

●	Hedges.

Additional information on these and other factors is discussed under the heading “RISK FACTORS” in this prospectus and in the documents incorporated by reference herein including in the 2022 MD&A (as defined herein) under the headings “Financial Instruments and Risks” and “Other Risks” and in the 2022 AIF (as defined herein) under the heading “Risk Factors”, as may be modified or superseded by other subsequently filed documents that are also incorporated or deemed to be incorporated by reference in this prospectus.

The forward-looking statements contained in this prospectus are expressly qualified by this cautionary statement. Except as required by law, the Company does not undertake any obligation to publicly update or revise any forward- looking statements, whether as a result of new information, future events or otherwise.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with the securities commissions or similar authorities in Canada and filed with, or furnished to, the SEC.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Bitfarms at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4 (Telephone 647 259-1790) Attn: Chief Financial Officer. Such documents are also available without charge to shareholders and other interested parties through the “Investors” portion of the Company’s website at www.bitfarms.com as well as on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedarplus.ca or in the United States through EDGAR at the website of the SEC at www.sec.gov. The filings of the Company available on the Company’s website, SEDAR and EDGAR are not incorporated by reference in this prospectus except as specifically set out herein.

The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of, this short form base shelf prospectus:

●	the Company’s annual information form for the year ended December 31, 2022, dated as at March 20, 2023 and filed on March 21, 2023 (the “2022 AIF”);

●	the Company’s audited consolidated financial statements as at and for the years ended December 31, 2022 and 2021 the notes thereto and the Report of Independent Registered Public Accounting Firm thereon, filed on March 21, 2023 (the “2022 Annual Financial Statements”);

●	the Company’s management’s discussion and analysis for the year ended December 31, 2022, dated as at March 20, 2023 and filed on March 21, 2023 (the “2022 MD&A”);

●	the Company’s unaudited interim condensed interim consolidated financial statements as at September 30, 2023 and for the three and nine months ended September 30, 2023 and 2022 and filed on November 7, 2023;

●	the Company’s management’s discussion and analysis for the three and nine months ended September 30, 2023 and 2022 and filed on November 7, 2023 (the “Interim MD&A”);

●	the information circular dated April 4, 2023 with respect to an annual general and special meeting of shareholders (“Shareholders”) held on May 24, 2023, filed on April 24, 2023;

●	the material change report dated January 3, 2023 relating to relating to an update to the Company’s Bitcoin earned in the 2022 financial year;

●	the material change report dated January 13, 2023 relating to the Company’s initiative to modify its equipment loan facility;

●	the material change report dated February 1, 2023 relating to an update to the Company’s Bitcoin earned for the month of January 2023;

●	the material change report dated February 9, 2023 relating to the modification of the loan agreement with BlockFi Lending LLC;

●	the material change report dated March 1, 2023 relating to relating to an update to the Company’s Bitcoin earned for the month of February 2023;

●	the material change report dated March 21, 2023 relating to the reporting of its financial performance for the year ended December 31, 2022. In this material change report, the Company stated that in 2022 it ranked “among the cost-effective publicly trade BTC mining companies”. In support of this statement, the Company relied upon data provided by www.theminermag.com, namely the “Estimated Gross Margin of Proprietary Bitcoin Hashrate Activities.” With data starting in 2023, www.theminermag.com also reports the “Implied Cost of Bitcoin Production from Proprietary Hashrate”, being the absolute cost of producing Bitcoin, denominated in United States dollars. This data is not presented for the 2022 calendar year, and consequently the Company’s statement in its March 21, 2023 material change report is supported on only a gross margin basis and not on an absolute cost basis;

●	the material change report dated April 3, 2023 relating to relating to an update to the Company’s Bitcoin earned for the month of March 2023;

●	the material change report dated April 11, 2023 relating to the entering into of an agreement to acquire 22 MW of power capacity in Baie-Comeau, Quebec;

●	the material change report dated April 24, 2023 relating to the receipt of a permit to expand its power capacity up to 100 MW at its Rio Cuarto, Argentina facility;

●	the material change report dated April 28, 2023 relating to the Company’s achievement of obtaining an aggregate hashrate of 5.0 EH/s;

●	the material change report dated May 1, 2023 relating to the Company regaining compliance with Nasdaq continued listing requirements;

●	the material change report dated May 1, 2023 relating to an update to the Company’s Bitcoin earned for the month of April 2023

●	the material change report dated May 8, 2023 relating to the Company’s achievement of mining 21,000 Bitcoin over its six years of operations;

●	the material change report dated May 15, 2023 relating to the reporting of the Company’s financial statements for the first quarter of the 2023 financial year;

●	the material change report dated June 1, 2023 relating to an update to the Company’s Bitcoin earned for the month of May 2023;

●	the material change report dated June 7, 2023 relating to the purchase of 4,660 high performance miners;

●	the material change report dated June 12, 2023 relating to the increase in the Company’s operational hashrate;

●	the material change report dated July 4, 2023 relating to an update to the Company’s Bitcoin earned for the month of June 2023;

●	the material change report dated July 6, 2023 relating to the commencement of operations at its Baie-Comeau facility and the increase of its hashrate target to 6.3 EH/s by the end of the third financial quarter of 2023;

●	the material change report dated July 19, 2023 relating to entering into of power purchase agreements in Paraguay for up to 150 MW of hydropower;

●	the material change report dated August 1, 2023 relating to an update to the Company’s Bitcoin earned for the month of July 2023;

●	the material change report dated August 7, 2023 relating to the deployment plan of a 50 MW of hydropower substation located in Paraguay;

●	the material change report dated August 8, 2023 relating to the announcement of the Company’s second quarter 2023 financial results;

●	the material change report dated September 1, 2023 relating to an update to the Company’s Bitcoin earned for the month of August 2023;

●	the material change report dated October 2, 2023 relating to an update to the Company’s Bitcoin earned for the month of September 2023;

●	the material change report dated October 23, 2023 relating to the increase of operating capacity at the Company’s facility located in Baie-Comeau to 240 MW;

●	the material change report dated November 1, 2023 relating to an update to the Company’s Bitcoin earned for the month of October 2023; and

●	the material change report dated November 7, 2023 relating to the announcement of the Company’s third quarter 2023 financial results.

Any documents of the type described in Section 11.1 of Form 44-101F1 Short Form Prospectuses filed by the Company with a securities commission or similar authority in any province or territory of Canada subsequent to the date of this short form base shelf prospectus and prior to the expiry of this prospectus, or the completion of the issuance of securities pursuant hereto, will be deemed to be incorporated by reference into this prospectus. To the extent that any document or information incorporated by reference into this prospectus is included in a report that is filed with or furnished to the SEC pursuant to the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement (in the case of a report on Form 6-K, if and to the extent expressly provided in such report).

A prospectus supplement containing the specific terms of any offering of the Company’s securities will be delivered to purchasers of the Company’s securities together with this prospectus and will be deemed to be incorporated by reference in this prospectus as of the date of the prospectus supplement and only for the purposes of the offering of the Company’s securities to which that prospectus supplement pertains.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, in any prospectus supplement hereto, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

Upon the Company’s filing of a new annual information form and the related annual financial statements and management’s discussion and analysis with applicable securities regulatory authorities during the currency of this prospectus, the previous annual information form, the previous annual financial statements and management’s discussion and analysis and all interim financial statements, material change reports and information circulars filed prior to the commencement of the Company’s financial year in which the new annual information form is filed will be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of the Company’s securities under this prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by us with the applicable securities regulatory authorities during the duration of this prospectus, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to the new interim consolidated financial statements shall be deemed no longer to be incorporated into this prospectus for purposes of future offers and sales of securities under this prospectus. Upon a new annual information form being filed by us with the applicable securities regulatory authorities during the term of this prospectus for which the related annual comparative consolidated financial statements include at least nine months of financial results of an acquired business for which a business acquisition report was filed by us and incorporated by reference into this prospectus, such business acquisition report shall no longer be deemed to be incorporated into this prospectus for the purpose of future offers and sales of the securities hereunder. Upon a new information circular of the Company prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the currency of this prospectus, the previous information circular of the Company, if prepared in connection with solely an annual general meeting of the Company, shall be deemed no longer to be incorporated by reference into this prospectus for purposes of future offers and sales of Securities hereunder.

References to the Company’s website in any documents that are incorporated by reference into this prospectus do not incorporate by reference the information on such website into this prospectus, and we disclaim any such incorporation by reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

The high, low, average and closing rates for the U.S. dollar in terms of Canadian dollars for each of the financial periods indicated below, as quoted by the Bank of Canada, were as follows:

	Three Months ended September 30, 2023	Three Months ended September 30, 2022	Year ended December 31, 2022	Year ended December 31, 2021
	(expressed in Canadian dollars)
High	1.3674	1.3726	1.3856	1.2942
Low	1.3128	1.2753	1.2451	1.2040
Average	1.3414	1.3056	1.3013	1.2535
Closing	1.3520	1.3707	1.3544	1.2678

On November 9, 2023, the daily exchange rate for the U.S. dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was $1.00 = C$1.3781.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been, or will be, filed with the SEC as part of the Registration Statement, of which this prospectus forms a part: (1) the documents listed under “DOCUMENTS INCORPORATED BY REFERENCE”; (2) the consent of PricewaterhouseCoopers LLP; (3) powers of attorney from certain of the Company’s directors and officers; and (4) the forms of senior and subordinated indenture relating to the debt securities.

AVAILABLE INFORMATION

The Company is subject to the informational requirements of the Exchange Act and applicable Canadian requirements and, in accordance therewith, files reports and other information with the SEC and with securities regulatory authorities in Canada. Under the multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. Reports and other information filed by the Company with, or furnished to, the SEC may be obtained on EDGAR at the SEC’s website: www.sec.gov.

The Company has filed with the SEC the Registration Statement with respect to the Securities. This prospectus, including the documents incorporated by reference herein, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. For further information with respect to the Company and the Securities, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this prospectus, including the documents incorporated by reference herein, as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference. The Registration Statement can be found on EDGAR at the SEC’s website: www.sec.gov.

THE COMPANY

The following description of the Company is, in some instances, derived from selected information about us contained in the documents incorporated by reference into this prospectus. This description does not contain all of the information about us and our business that you should consider before investing in any securities. You should carefully read the entire prospectus and the applicable prospectus supplement, including the section entitled “RISK FACTORS”, as well as the documents incorporated by reference into this prospectus and the applicable prospectus supplement, before making an investment decision.

Name, Address and Incorporation

The Company was incorporated under the Canada Business Corporations Act on October 11, 2018, and continued under the Business Corporations Act (Ontario) on August 27, 2021. The Company has its registered and head office located at 110 Yonge Street, Suite 1601, Toronto, ON M5C 1T4. The Company’s Common Shares are listed for trading on the Nasdaq and on the TSX under the trading symbol “BITF”.

Subsidiaries

The table below lists the principal material subsidiaries of the Company as of the date hereof.

Name	Jurisdiction	Assets Held
Bitfarms Ltd. (Israel)	Israel	Holding company
Backbone Hosting Solutions Inc.	Canada	Computer equipment, cryptocurrency
Backbone Hosting Solutions SAU	Argentina	Computer equipment
Backbone Hosting Solutions Paraguay SA	Paraguay	Computer equipment
Backbone Mining Solutions LLC	United States	Computer equipment
9159-9290 Québec Inc. (operating under the name “Volta Électrique Inc.”)(“Volta”)	Quebec	Provides professional electrical services to Backbone Hosting Solutions Inc. and outside customers
Orion Constellation Technologies Inc.	Quebec	Computer equipment
D&N Ingenieria SA	Paraguay	Computer equipment

Summary Description of the Business

The Company’s primary business is the mining of cryptocurrency. Through its subsidiaries, the Company owns and operates server farms, composed of computers (referred to as “Miners”) designed for the purpose of validating transactions on the Bitcoin Blockchain (referred to as “Mining”). Bitfarms generally operates Miners 24 hours a day producing computational power (measured by hashrate) which it sells to Mining Pools (as defined herein), for a formula-driven rate commonly known in the industry as Full Pay Per Share (“FPPS”). For more information regarding the Company’s Mining Pool arrangements, see “THE COMPANY – Summary Description of the Business – Mining Pool Participation”. For more information regarding the business of the Company, see the 2022 AIF under the heading “DESCRIPTION OF BUSINESS”.

In the description of the business of the Company in this short form base shelf prospectus:

“Bitcoin” shall refer to a decentralized digital currency that is not controlled by any centralized authority (e.g. a government, financial institution or regulatory organization) that can be sent from user to user on the Bitcoin network without the need for intermediaries to clear transactions. Transactions are verified through the process of Mining and recorded in a public ledger known as the Blockchain. Bitcoin is created when the Bitcoin network issues Block Rewards through the Mining process;

“Block Reward” shall refer to the new bitcoins that are awarded by the Blockchain network to eligible cryptocurrency Miners for each block they successfully mine. The current block reward is 6.25 Bitcoin per block;

“Blockchain” shall refer to a cloud-based public ledger that exists on computers that participate on the network globally. The Blockchain grows as new sets of data, or ‘blocks’, are added to it through Mining. Each block contains a timestamp and a link to the previous block, such that the series of blocks form a continuous chain. Given that each block has a separate Hash and each Hash requires information from the previous block, altering information an established block would require recalculating all the Hashes on the Blockchain which would require an enormous and impracticable amount of computing power. As a result, once a block is added to the Blockchain it is very difficult to edit and impossible to delete;

“Hash” shall refer to a function that converts or maps an input of letters and numbers into an encrypted output of a fixed length, which outputs are often referred to as Hashes. A Hash is created using an algorithm. The algorithm used in the validation of Bitcoin transactions is the SHA-256 algorithm.

“Hashrate” shall refer to the number of Hash operations performed per second and is a measure of computing power in Mining cryptocurrency;

“Mining Pool” shall refer to when cryptocurrency Miners aggregate their processing power or Hashrate over a network and Mine transactions together in order to increase the probability of finding a block on the Bitcoin Blockchain. Mining pools administer regular payouts to mitigate the risk of Miners operating for a prolonged period of time without finding a block; and

“MW” shall refer to a megawatt, which is 1,000 kilowatts of electricity and, in the industry of cryptocurrency mining, is typically a reference to the number of megawatts of electricity that is available for use.

Prior to January 2021, the Company routinely exchanged cryptocurrencies earned into U.S. dollars through reputable cryptocurrency trading platforms. At the beginning of Fiscal 2021, the Company implemented the Digital Asset Management Program under which the Company decided how many earned Bitcoin would be held by the Company through its custodians. See the 2022 AIF under the heading “DESCRIPTION OF BUSINESS - Principal Market Overview – Digital Asset Management Program”.

As of October 31, 2023, Bitfarms operates eleven total server farms around the world. Eight server farm facilities are located in Québec, Canada, with electrical infrastructure capacity of 158 MW for Mining Bitcoin and expansion opportunities up to 179 MW; one server farm facility is located in Washington State, United States, with operational electrical infrastructure capacity of 18 MW and expansion opportunities up to 24 MW; one server farm facility is located in Villarrica, Paraguay, with electrical infrastructure capacity of 10 MW and expansion opportunities up to 160 MW in Paraguay; and one server farm facility is located in Argentina, with current operational electrical infrastructure capacity of 55 MW, of which 54 MW are currently operating. The Company has contracts securing an aggregate of 179 MW, 160 MW and 24 MW of hydro-electric green energy in Quebec, Paraguay, and Washington, respectively, and up to 210 MW of natural gas energy in Argentina. The Company currently has a permit in place to draw up to 100 MW of the 210 MW from a private energy supplier; however, the Company may draw all 210 MW from the Argentina public energy grid at any time, without additional permits. In addition, Bitfarms owns proprietary software, known as the MGMT System, that is used to monitor, control, manage, report and secure mining operations. The MGMT System scans and reports the location, status, computing power and temperature of all Miners at regular intervals to allow the Company to monitor performance and maximize up-time. The MGMT System was substantially upgraded during 2022 and is continually being updated to enhance its features and improve its functionality. The revised system is referred to as MGMT-2.

Volta provides electrician services to both commercial and residential customers in Québec, while assisting Bitfarms in building and maintaining its server farms in Quebec.

Operations

The estimated working capital of the Company at September 30, 2023 is approximately $54.0 million. In 2021, 2022 and the first nine months of 2023, the Company raised capital through the issuance of common shares through its at-the-market equity offering program which commenced on August 16, 2021. The decrease in the Company’s working capital through 2022 is attributable primarily to a decrease in the price of Bitcoin relative to prior years, the Company holding fewer Bitcoins, and the spending of capital on property, plant and equipment acquisitions for the Company’s several expansions, which increased the Company’s Hashrate to 6.3 EH/s in October 2023. As at November 9, 2023, the Company holds approximately 774 Bitcoins.

The Company’s cash operating expenditures are estimated to approximate $148.8 million for the next 12 months, or about $12.4 million per month based on approximately $8.4 million per month for energy costs of the Company’s infrastructure that is estimated to reach 158 MW in Quebec, 18 MW in Washington State, 30 MW in Paraguay and 55 MW in Argentina at the blended contractual energy price of approximately $0.045 USD/KwH or less, facilities expense of approximately $0.5 million per month, cash compensation expense of approximately $1.7 million per month and the balance for recurring professional fees and other ongoing general and administrative expenses of approximately $1.8 million per month. Offsetting the impact to the Company’s working capital of the cash operating expenditures are the generation of Bitcoin from operations. In the most recently completed month, October 2023, the Company earned 398 Bitcoin with a value of approximately $11.8 million based on an average price of $29,600 during the month. The Company’s existing operations are contributing positively to the Company’s working capital position and will allow it to continue operations for the foreseeable future under current Bitcoin price and difficulty conditions. As described under “USE OF PROCEEDS”, the Company’s planned capital expenditures, including acquisitions, over the next 18 months are anticipated to be approximately $100 million to $300 million, which exceed the Company’s current working capital position and expected contributions to working capital from the Company’s existing operations. In the absence of additional financing, the Company will be unable to pursue certain growth targets, milestones and business objectives, as described under “USE OF PROCEEDS – Business Objectives and Milestones”.

As of the date of this prospectus, the Company has raised net proceeds of approximately $54.1 million and $68.5 million in the 2022 financial year and in the first nine months of 2023, respectively, through the issuance of common shares through its at-the-market equity offering program. The Company may be able to raise an additional approximately $80.5 million from the exercise of outstanding warrants to purchase Common Shares. In addition to the foregoing and the proceeds of any financing pursuant to this prospectus, the Company may utilize debt facilities from existing and new lenders to the Company as well as borrowing against, or if necessary, liquidating, its Bitcoin inventory. Liquidating or borrowing against the Company’s Bitcoin inventory is not anticipated to impact the Company’s operating activities and its revenue stream from ongoing Mining operations.

More detailed information regarding the business of the Company as well as its mining operations can be found in the 2022 AIF under the heading “DESCRIPTION OF THE BUSINESS – Description of the Business”, the 2022 MD&A and the Interim MD&A, all of which are incorporated by reference herein.

Mining Profitability

It is not possible to determine with certainty the price of Bitcoin at which the Company’s costs would exceed its revenues. This is because the price of Bitcoin and network difficulty are interdependent factors and must be analyzed together to determine whether the economics warrant pausing of mining activities. The Company would consider pausing mining activity if the network difficulty and Bitcoin price resulted in revenue per teraHash decreasing below 4 cents – a level at which the variable cost of mining (i.e. the incremental cost of mining Bitcoin) exceeds the revenue per teraHash. In such a circumstance, the Company would consider the long-term impact of pausing its operations, in addition to the direct economic impact.

At difficulty levels as at the end of September 2023, the Company’s average direct cost per Bitcoin was approximately US$16,300; however, the Company would likely be in a position to continue mining Bitcoin profitably if the price per Bitcoin decreased to this level. In the event that the price per Bitcoin decreased below approximately US$16,300, the Company would expect that many other miners in the industry would earn revenue below their break-even cost of production and suspend operations. Consequently, the Company would expect that the network difficulty would decrease (causing the Company’s cost per Bitcoin to also decrease). In the event that the price of Bitcoin decreases below US$16,300 and network difficulty does not change, the Company may temporarily pause mining until the price surpasses the Company’s average direct cost per Bitcoin.

Furthermore, in the event the network difficulty rises or the Bitcoin price decreases such that the direct cost exceeds the Hashrate per teraHash, the Company may consider reducing the clock rate of its miners, resulting in greater electrical efficiency and a lower direct cost per Bitcoin. See “RISK FACTORS – Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power”.

On September 19, 2023, network difficulty increased to over 57 trillion Hashes. As of the date hereof, network difficulty remains over 62 trillion Hashes. The increase in network difficulty has had the effect of reducing the Company’s quantity of Bitcoin the Company earns on an ongoing basis, as the Company’s Hashrate did not increase in proportion to the increase in network difficulty. Bitcoin mining difficulty increased by approximately 5 trillion Hashes, or about 9%, from the end of September to the end of October. Assuming no change in the Company’s Hashrate, the Company would receive approximately 8% less Bitcoin due to the increase in Bitcoin mining difficulty. The reduction in the quantity of Bitcoin earned resulted in an increase of the Company’s average direct cost per Bitcoin (as the costs incurred are allocated over fewer earned Bitcoins). However, the Company’s revenues increased in October 2023 compared to September 2023 as the price of Bitcoin and the Company’s average hashrate increased to minimize the impact of the Company earning fewer Bitcoins as a result of the increased mining difficulty.

Mining Pool Participation

Bitfarms generally operates Miners 24 hours a day producing computational power (measured by hashrate) which it sells to Mining Pools (as defined herein), and is compensated on a FPPS basis. Bitfarms currently participates in only one Mining Pool, being Foundry USA Pool (“Foundry Pool”). Under FPPS, pools compensate Mining companies for their Hashrate based on what the pool would be expected to generate in revenue for a given time period if there was no randomness involved. The fee paid by a Mining Pool to Bitfarms for its Hashrate may be in cryptocurrency, U.S. dollars, or other currency. Bitfarms accumulates the cryptocurrency fees it receives or exchanges them for U.S. dollars, as determined to be needed, through reputable and established cryptocurrency trading platforms. The Company provides its Mining Pool with computing power (Hashrate) over a 24-hour period and continues to record the recognition of revenue upon delivery of the service which generally coincides with the receipt of crypto assets in exchange for mining activities. Mining Pools generate revenue by Mining with purchased Hashrate through the accumulation of block rewards and transaction fees issued by the Bitcoin network. Mining Pools are purchasing Hashrate and take on risk with the aim to mine more blocks than they should in a given time period.

The Company’s miners’ Hashrate is directed to Foundry Pool’s cloud-based network with a specific URL address. Bitfarms uses at least one unique URL address per location. Mining Pools (including Foundry Pool) generally have software to compute distribution proportions among participating Miners, verify Miner’s contributions, and distribute rewards to each Miner. Other members of the Mining Pool also direct their Miners Hashrate to Foundry Pool with URL address(es) that are unique to those members.

Although the Company expects that it could earn marginally more revenues over a specific time period by not participating in a Mining Pool (as a result of not being charged any fee by the Mining Pool), it elects to do so primarily to make its earning more predictable and to generate revenues on a daily basis, i.e. based on what it would be expected to mine. Indeed, prior to the commencement of a particular day, the Company is able to formulate a reasonably accurate estimate of the revenues it will earn that day, based on its expected Hashrate contributed to the Pool. In practice, the Hashrate contributed to the Mining Pool by the Company will vary somewhat for any number of reasons, (e.g. an individual miner malfunctions, requiring repairs).

The short-term impact of not using a Mining Pool cannot be estimated. It is possible that the Company experiences a period of good fortune and solves a greater number of blocks than it would be expected to based solely on its Hashrate, in which case its revenues would be greater than the FPPS payout methodology, for that specific time period. On the other hand, over a specific time period, Bitfarms could solve fewer blocks and earn less revenues.

The payout formula that Foundry Pool pays to Bitfarms (not including transaction fees) is as follows:

where Subaccount FPPS Payout Amount is the amount of payment (in Bitcoin) that the Company actual receives; Daily PPS Base per Subaccount is the amount of Bitcoin earned by the Company based on the block subsidy that is paid to Bitcoin Miners for solving a block (the “Reward Component”); FPPS Rate is a factor that increases the Reward Component to account for transaction fees paid by users of the Bitcoin network who wish to record a transaction to the Bitcoin blockchain and which fees are paid to Bitcoin Miners for solving a block that includes that transaction; and Pool Fee % is the fee withheld by Foundry Pool, i.e. the fees paid by the Company for its participation in the pool.

The Daily PPS Base per Subaccount is calculated as follows:

where worker is the number of Miners (or groups of Miners), shares equals a number equal to the aggregate Hashrate of a worker divided by sets equal to the size of the share difficulty (such that the sum of all such shares is equal to the aggregate Hashpower of a particular worker; block subsidy is the amount of Bitcoin rewarded for solving a block (currently 6.25 Bitcoin, until the next Halving event, scheduled to occur in April or May 2024 (the “2024 Halving”)), and network difficulty is the Bitcoin network difficulty.

The FPPS Rate is calculated as follows:

where the sum of the contract period block subsidies is the aggregate amount of block subsidies awarded to all Miners on the Bitcoin blockchain over a particular period of time (e.g. 24 hours) and the sum of the contract period transaction fees are the actual transaction fees paid by all Bitcoin network users for the transaction they log to the blockchain on the blocks over the same period of time (i.e. 24 hours). This whole reward payment (i.e. the sum of the block subsidy and the transaction fee) can be publicly inspected on the Bitcoin blockchain, and the transaction fee is determined by subtracting the block subsidy, i.e. 6.25 Bitcoins until the 2024 Halving. As a control measure, on a monthly basis, the Company re-calculates the reward payment it should earn based on its theoretical Hashrate and compares it to the reward payments received from Foundry. The Issuer has not identified any material differences with Foundry Pool’s reward payments.

Emerging Market

The Company conducts Mining operations in various jurisdictions, including in Argentina and Paraguay, which are deemed to be “emerging markets” generally and for Canadian securities law disclosure purposes. These operations are ran through the Company’s subsidiaries, which are locally incorporated or established for the purposes of compliance with local laws; in the case of Argentina, through Backbone Hosting Solutions S.A.U., and in the case of Paraguay, through Backbone Hosting Solutions Paraguay S.A. Operating in Argentina and Paraguay, or any other emerging markets which the Company may choose to operate in at a future date, exposes the Company to risks and uncertainties that do not exist or are significantly less likely to exist in other jurisdictions where the Company operates, such as the United States or Canada. In order to mitigate these risks, the Company has implemented and observes corporate governance practices for itself and all of its operating subsidiaries, which include internal controls over financial reporting and disclosure controls. These systems are coordinated by the Company’s senior management and the Board.

See “RISK FACTORS - Risks Related to Emerging Markets”.

Argentina

Approximately 98% of the first 55 MW warehouse in the Rio Cuarto Facility (as that term is defined in the 2022 AIF) was fully commissioned during the first nine months of 2023. The Company is currently assessing the timing and extent of the remaining buildout planned in Argentina, including the completion of additional warehouses. In 2022, due to importation restrictions and the Company’s limited operating history in Argentina, the Company used external importation brokers to bring in Mining and IT equipment into the country. In 2023, the Company became a self-importer in Argentina which resulted in a reduction of the costs of importation and facilitate the delivery of Mining and IT equipment into the country. As of the date hereof, the private power supplier in Argentina has received a permit to provide 100 MW of energy to the Company; however, the Company has the option to operate with the energy provided directly from Argentina’s energy grid. Should the Company elect to construct additional warehouses at the Rio Cuarto Facility, it is expected that the Company would request the power supplier to obtain a permit for the additional power requirements.

Paraguay

In January 2023, all of the older generation Miners at the Villarrica facility were replaced with approximately 2,900 new M30S Whatsminer Miners generating approximately 290 PH/s, a 165 PH/s increase, or 132%, compared to the Hashrate that was being produced by the older generation Miners. During the three months ended March 31, 2023, the Company reached an agreement and sold the older generation Miners to a third party for approximately $0.2 million.

In July 2023, the Company acquired two power purchase agreements in Paraguay for up to 150 MW of eco-friendly hydro power: up to 50 MW in Villarrica, in close proximity to the Company’s existing operations in Paraguay, and up to 100 MW in Iguazu, a new location close to the Itaipu dam, the third largest hydro-electric dam in the world.

In August 2023, the Company placed orders using vendor credits for eight 2.4 MW hydro containers and approximately 1,900 Miners capable of producing approximately 675 PH/s once installed.

At Villarrica, construction commenced in the third quarter of 2023 beginning with an 80 MW sub-station followed by building out a second mining facility consisting of a 30 MW air-cooled warehouse and 20 MW of containers, expected to be completed during the first quarter of 2024. In August 2023, the Company placed orders using vendor credits for eight 2.4 MW hydro containers and approximately 1,900 Miners capable of producing approximately 675 PH/s once installed. The new facility will be referred to as the Paso Pe farm.

At Iguazu, the Company has the opportunity to develop a new farm with up to 100 MW of mining capacity, the timeline for which is being determined. Hydro power at both locations will be provided at a contracted cost of approximately $0.039 per kWh, before VAT, until December 31, 2027 and is not subject to annual inflationary adjustments.

Non-IFRS Measures

The Company utilizes a number of non-IFRS financial measures and ratios in assessing operating performance. These non-IFRS measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Management uses these non-IFRS measures to supplement the analysis and evaluation of operating performance. For a reconciliation of the Company’s non-IFRS financial measures, including direct cost per Bitcoin and cash cost of production per Bitcoin, see the Interim MD&A. ’

Regulatory Compliance

The Company has engaged legal counsel in each jurisdiction in which it maintains operations to monitor changes to the laws and regulations of such jurisdiction and to advise how it can maintain compliance with such laws and regulations. Legal counsel reports directly to the President and Chief Executive Officer. The following is a discussion of regulatory compliance considerations specific to each such jurisdiction.

Québec, Canada

The Company operates a total of eight server farms with an aggregate power capacity of 158 MW located in the Province of Québec, Canada. See the Interim MD&A under the heading EXPANSION PROJECTS – Baie-Comeau (Canada) Expansion and the 2022 AIF under the heading “DESCRIPTION OF BUSINESS – Recently Completed Development and Future Growth Plans – Sherbrooke Expansion”.

There are no material restrictions in Québec or Canada on the business of operating a server farm or conducting the business of the Company as described herein and in the 2022 AIF, and as of the date hereof, the Company has not received any material notices or statements from regulatory authorities in the Québec or Canada that would negatively impact its operations in Québec or Canada. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Québec or Canada.

Washington, United Status

The Company operates one 18 MW server farm located in the State of Washington in the United States. See the Interim MD&A under the heading “EXPANSION PROJECTS – Washington Expansion” and the 2022 AIF under the heading “DESCRIPTION OF BUSINESS – Recently Completed Development and Future Growth Plans – The State of Washington in the United States Expansion”.

There are no material restrictions in Washington on the business of operating a server farm or conducting the business of the Company as described herein and in the 2022 AIF, and as of the date hereof, the Company has not received any material notices or statements from regulatory authorities in Washington that would negatively impact its operations in Washington. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Washington.

Argentina

The Company operates one 54 MW server farm located in Córdoba, Argentina (with an electrical infrastructure capacity of 55 MW). See the Interim MD&A under the heading “EXPANSION PROJECTS – Argentina Expansion” and see the 2022 AIF under the heading “DESCRIPTION OF BUSINESS – Recently Completed Development and Future Growth Plans – Argentina Expansion”.

There are no material restrictions in Argentina on the business of operating a server farm or conducting the business of the Company as described herein and in the 2022 AIF, and as of the date hereof, the Company has not received any material notices or statements from regulatory authorities in Argentina that would negatively impact its operations in Argentina. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Argentina.

Paraguay

The Company operates one 10 MW server farm located in Villarrica, Paraguay. See the Interim MD&A under the heading “EXPANSION PROJECTS – Paraguay Expansion” and see the 2022 AIF under the heading “DESCRIPTION OF BUSINESS – Recently Completed Development and Future Growth Plans – Paraguay Expansion”.

There are no material restrictions in Paraguay on the business of operating a server farm or conducting the business of the Company as described herein and in the 2022 AIF, and as of the date hereof, the Company has not received any material notices or statements from regulatory authorities in Paraguay that would negatively impact its operations in Paraguay. The Company is not relying on any registrations, exemptions, or “no action” letters to conduct its business in Paraguay.

Custody of Cryptocurrency Assets

The Company’s cryptocurrency assets, currently Bitcoin, are earned to multi-signature wallets that the Company controls or directs to external third-party ’custodians. On a regular basis, the Company transfers Bitcoin from its multi-signature wallets to external third-party custodians, Coinbase Custody Trust Company, LLC (“Coinbase Custody”) and Anchorage Digital Bank National Association (“Anchorage Digital”). As of the date hereof, the Company holds approximately 356 Bitcoins with Coinbase Custody and 400 Bitcoins with Anchorage Digital. Coinbase Custody provides custody and related services for clients’ digital assets as a fiduciary pursuant to the New York State Department of Financial Services under Section 100 of the New York Banking Law. Anchorage Digital is the only federally chartered crypto bank in the U.S., serves as a custodian for digital assets, and is licensed and regulated by the Office of the Comptroller of the Currency. Currently, Coinbase Custody and Anchorage Digital provide only custodial services to the Company and do not use a sub-custodian. Coinbase Custody and Anchorage Digital are not related parties to the Company.”

The Company is not aware of anything with regards to its custodial arrangements that would adversely affect its ability to obtain an unqualified audit opinion with respect to its audited financial statements. The Company reviews the custodians’ SOC reports on a quarterly basis and shares them with its auditors. The Company’s Bitcoins are held within segregated wallets on the blockchain and can always be monitored. The Company exclusively uses recognized custodians that have efficient internal controls in place. As a contingency plan that would have minimal impact on the Company’s operations, the Company has its own multi-signature wallets and has onboarded with other well respected recognized custodians.

As of November 9, 2023, the Company has 774 Bitcoin, valued at $29.0 million on its balance sheet. As of the date of this Prospectus, 97% of the Company’s Bitcoin are held in custody with Coinbase Custody and Anchorage Digital or held as collateral within Coinbase Custody on behalf of NYDIG, the counterparty to the Company’s equipment financing, which is classified as long-term debt in the statements of financial position. In addition, 2% of the Company’s Bitcoin are held by third parties to collateralize the Company’s hedging contracts, which will be classified as derivative liabilities in the statements of financial position.

Coinbase Custody maintains an insurance policy of $320 million for its cold storage and Anchorage Digital maintains an insurance policy of $50 million for its cold and hot storage; however, the Company cannot ensure that the full limits of those policies would be available to the Company or, if available, would be sufficient to make the Company whole for any Bitcoin that are lost or stolen. The Company does not hold any of its Bitcoin in hot storage. The Company is unaware of: (i) any security breaches involving Coinbase Custody or Anchorage Digital which have resulted in the Company’s crypto assets being lost or stolen, and (ii) anything with regards to Coinbase Custody’s or Anchorage Digital’s operations that would adversely affect the Company’s ability to obtain an unqualified audit opinion on its audited financial statements. The Company’s crypto assets held in custody with Coinbase or Anchorage Digital may not be recoverable in the event of bankruptcy by Coinbase, Anchorage Digital, or their affiliates. In Coinbase’s quarterly report, on Form 10-Q, filed with the U.S. Securities Exchange Commission on November 2, 2023, Coinbase disclosed that, in the event of a bankruptcy, custodially held crypto assets could be considered to be the property of the bankruptcy estate and that the crypto assets held in custody could be subject to bankruptcy proceedings with Coinbase Custody’s customers being treated as general unsecured creditors. Further, regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that the Company’s cryptocurrency assets will not be defalcated through hacking or other forms of theft.

Regardless of efforts made by the Company to securely store and safeguard assets, there can be no assurance that cryptocurrency assets will not be defalcated through hacking or other forms of theft. See “RISK FACTORS”.

2021 At-the-Market Offering

The Company previously entered into an at-the-market offering agreement dated August 16, 2021 (the “ATM Agreement”) with H.C. Wainwright & Co., LLC (“HCW”) as agent, pursuant to which the Company established an at-the-market equity program (the “ATM Program”). Pursuant to the ATM Program, the Company was able to, at its discretion and from time-to time during the term of the ATM Agreement, sell, through HCW, Common Shares in accordance with the ATM Agreement. Provided that the Company files a final short form base shelf prospectus to which this Prospectus relates and an accompanying prospectus supplement relating to the ATM Agreement, the sales of Common Shares in the future, if any, through HCW will be made through “at-the-market” issuances, including, without limitation, sales made directly on the Nasdaq Stock Market or another trading market for the shares in the United States at the market price prevailing at the time of each sale.

Digital Asset Management Program

The Company’s Digital Asset Management Program commenced in early January 2021 following the implementation of internal controls, counter-party risk assessments and custody arrangement reviews. The Company holds Bitcoin for its intrinsic value and as a source of liquidity. Rather than selling all Bitcoin earned at then-prevailing market rates, the Company decided to retain Bitcoin through its custodial arrangements.

Retaining Bitcoin allowed the Company flexibility in deciding when or whether to sell the assets based on prevailing market conditions. With the decrease in Bitcoin prices during late 2021 and 2022, coupled with the high price of mining hardware, the Company converted a portion of its cash position into Bitcoin with a purchase of 1,000 Bitcoin during the first week of 2022. In June 2022, attending to market conditions, the Board approved the sale of the Company’s daily Bitcoin earned to reduce indebtedness and increase financial flexibility.

The Company has implemented internal controls and custody arrangements to minimize the risk of loss or theft of the retained Bitcoin. Within the Company, there is a segregation of duties to ensure no individual has the ability to unilaterally perform a Bitcoin transaction. Every Bitcoin transfer requires the approval of two different authorized individuals. All Bitcoin transfers are monitored and monthly reconciliations are performed by individuals that are external from the transaction process. The Company retains Coinbase Trust Company LLC as its third-party custodian. Coinbase Trust Company LLC is a US-based fiduciary and qualified custodian under New York Banking Law and is licensed by the State of New York to custody digital assets.

Every Bitcoin earned is kept or sold based on the Company’s liquidity and operational needs. The Company has no specific target or intention with the Bitcoins it produces from Mining operations. Rather, the Company assesses on an on-going basis whether retention on one hand or sales on the other hand support its stated business objectives, considering factors both internal and external to the Company itself. Some Bitcoins are used as collateral as described in the financial statements.

The Company has many controls within the Company itself and within Coinbase, its Bitcoin custodian. Within the Company, there is a segregation of duties to ensure no individual has the ability to perform a Bitcoin transaction alone. Every Bitcoin movement requires the approval of two different individuals. The Bitcoin movement is monitored and monthly reconciliations are performed by individuals who are external from the transaction process. Within Coinbase Custody and Anchorage Digital, every Bitcoin is held in a cold wallet. One initiator and two approvers (CEO, CFO, VP finance) are needed to complete a transaction and video calls are needed for a transfer to a third-party.

See the 2022 AIF under the heading “DESCRIPTION OF BUSINESS - Business and Strategy - Digital Asset Management Program”.

Baie-Comeau Expansion

On April 11, 2023, the Company announced that it had entered into an agreement to acquire 22 MW of hydro power capacity from the City of Baie-Comeau and to lease a site in Baie-Comeau, Quebec to build the infrastructure necessary to conduct mining operations (the “Baie-Comeau Expansion”). In connection with the Baie-Comeau Expansion, on July 5, 2023, the Company issued an aggregate of 820,837 Common Shares to 12790963 Canada Inc. See “RISK FACTORS – General Risk Factors – Economic Dependence on Regulated Terms of Service and Electricity Rates Risks.”

Consolidation

On May 24, 2023, the shareholders of the Company approved a consolidation (the “Consolidation”) of the Common shares on the basis of one (1) post-Consolidation Common Share for up to ten (10) pre-Consolidation Common Shares, as may determined by the board of directors of the Company, in its sole discretion. As of the date hereof, the Company does not intend to proceed with the Consolidation.

Audit Committee Composition

As a result of the resignation of Pierre Seccareccia, the Company appointed Edie Hofmeister to the audit committee and Brian Howlett has been appointed as the audit committee chairman. As of the date hereof, the audit committee is composed of Brian Howlett (chair), Edie Hofmeister, and Andres Finkielsztain. All members of the newly composed audit committee are independent and financially literate

PROMOTERS

The following table sets forth the promoters (“Promoters”) of the Company:

Name	Class of Securities Owned	Quantity of Securities Owned	% of Class(3)
Emiliano Joel Grodzki(1)	Common Shares	6,698,443	2.4%
Nicolas Bonta(2)	Common Shares	8,542,118	3.1%
Total		15,240,561	5.5%

Notes:

(1)	In addition to the Bitfarms Canada Shares noted in the table above, Mr. Grodzki holds 2,214,900 options to purchase Bitfarms Canada Shares at an average price of C$2.05 per Bitfarms Canada Share and 100,000RSUs (as defined below).

(2)	In addition to the Bitfarms Canada Shares noted in the table above, Mr. Bonta holds 2,214,900 options to purchase Bitfarms Canada Shares at an average price of C$2.05 per Bitfarms Canada Share and 100,000 RSUs.

(3)	A total of 277,684,000 Bitfarms Canada Shares are issued and outstanding as of the date hereof.

No Promoter was within 10 years before the date of this prospectus, a director, chief executive officer, or chief financial officer of any person or company that: (a) was subject to an order that was issued while the Promoter was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the Promoter ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the Promoter was acting in the capacity as director, chief executive officer or chief financial officer.

No Promoter has: (a) been within the 10 years before the date of this prospectus a director or executive officer of any person or company that, while the Promoter was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, state the fact; or (b) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the promoter, state the fact.

No Promoter has been subject to: (a) any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation or by a provincial and territorial securities regulatory authority or has entered into a settlement agreement with a provincial and territorial securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor in making an investment decision.

SECONDARY OFFERING BY SELLING SECURITYHOLDERS

Securities may be sold under this prospectus by way of a secondary offering by or for the account of Selling Securityholders; however, no such sale of securities will compose any at-the-market distribution which may be offered pursuant to a prospectus supplement to this Prospectus. The prospectus supplement for or including any offering of Securities by Selling Securityholders will include the following information, to the extent required by applicable securities laws:

●	the name or names of the Selling Securityholders;

●	the number or amount of Securities owned, controlled or directed by each Selling Securityholder;

●	the number or amount of Securities being distributed for the account of each Selling Securityholder;

●	the number or amount of Securities to be owned, controlled or directed by the Selling Securityholders after the distribution and the percentage that number or amount represents of the total number of the Company’s outstanding Securities;

●	whether the Securities are owned by the Selling Securityholders both of record and beneficially, of record only, or beneficially only;

●	if the Selling Securityholder purchased any of the Securities in the 24 months preceding the date of the applicable prospectus supplement, the date or dates the Selling Securityholder acquired the Securities;

●	if the Selling Securityholder acquired any of the Securities in the 12 months preceding the date of the applicable prospectus supplement, the cost thereof to the Selling Securityholder in aggregate and on an average-cost-per-security basis;

●	if applicable, the disclosure required by item 1.11 of Form 41-101F1, and if applicable, the Selling Securityholders will file a non-issuer’s submission to jurisdiction form with the corresponding prospectus supplement; and

●	all other information that is required to be included in the applicable prospectus supplement.

RISK FACTORS

Investing in the Company’s securities is speculative and involves a high degree of risk due to the nature of the Company’s business and the present stage of its development. The following risk factors, as well as risks currently unknown to us, could materially and adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in forward-looking statements relating to the Company, or its business or financial results, each of which could cause purchasers of the Company’s securities to lose part or all of their investment. The risks set out below are not the only risks we face; risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect the Company’s business, financial condition, results of operations and prospects. You should also refer to the other information set forth or incorporated by reference in this prospectus or any applicable prospectus supplement, including the Company’s 2022 AIF and the 2022 MD&A and annual financial statements, and the related notes. A prospective investor should carefully consider the risk factors set out below along with the other matters set out or incorporated by reference in this prospectus.

Discussions of certain risks affecting the Company in connection with the Company’s business are provided in our annual and interim disclosure documents filed with the various securities regulatory authorities which are incorporated by reference in this prospectus.

General Risk Factors

Management of growth and expansion

The Company has experienced, and may continue to experience, rapid growth in the scope of its operations. This growth has resulted in increased responsibilities for the Company’s existing personnel, the hiring of additional personnel and, in general, higher levels of operating expenses. In order to manage its current operations and any future growth effectively, the Company will need to continue to implement and improve its operational, internal controls, financial, and management information systems, as well as hire, manage and retain its employees and maintain its corporate culture including technical and operational service standards. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel or systems will be adequate to support the Company’s operations.

Currency Exchange Risk

The Company is exposed to fluctuations in currency exchange rates which could negatively affect our financial condition and results of operations. In particular, exchange rate fluctuations may affect the costs that the Company incurs in its operations. Cryptocurrencies are generally sold in U.S. dollars and the Company’s costs are incurred principally in Canadian dollars. Certain of the Company’s subsidiaries also conduct day-to-day operations using Argentine pesos. The appreciation of non-U.S. dollar currencies against the U.S. dollar could increase the cost of Mining in U.S. dollar terms. In addition, the Company holds cash balances in both U.S. dollars and Canadian dollars, the values of which are impacted by fluctuations in currency exchange rates.

Insurance risks

Where considered practical to do so, the Company intends to maintain insurance against risks in the operation of its business and in amounts that it believes to be reasonable. Such insurance, however, will contain exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting liability. The novelty of the industry has impaired and may continue to impair the ability of the Company to acquire adequate insurance coverage for risks associated with its operations. The occurrence of an event that is not covered, in full or in part, by insurance may cause substantial economic damage to the Company. In some cases, such as with respect to environmental risks, coverage is not available or considered too expensive relative to the perceived risk.

The Company’s Bitcoin, which is held in custody by Coinbase Custody and Anchorage Digital, is not insured. Although Coinbase Custody maintains an insurance policy of $320 million for its cold storage and Anchorage Digital maintains an insurance policy of $50 million for its cold and hot storage, the full limits of those policies may not be available to the Company or, if available, sufficient to make the Company whole for any Bitcoin that are lost or stolen from its account. Therefore, a loss may be suffered with respect to the Company’s Bitcoin that is not covered by insurance and for which no person is liable in damages.

Any losses incurred by the Company for which insurance coverage is not available or has not been obtained could adversely impact the Company, including its financial condition and results of operations.

Bitcoin Halving Events

The Bitcoin reward for solving a block is subject to periodic incremental Halving. Halving is a process designed to control the overall supply and reduce the risk of inflation in Bitcoin using a proof of work consensus algorithm. At a predetermined block, the Mining reward is cut in half, hence the term “Halving.” The Bitcoin blockchain has undergone Halvings three times since its inception. Most recently, in May 2020, the Bitcoin block reward decreased from 12.5 to 6.25 Bitcoin per block (a “Bitcoin Halving”), and, consequently, the number of new Bitcoin issued to Miners as a subsidy decreased to approximately 900 per day, excluding transaction fees.

The May 2020 Bitcoin Halving had a significant negative impact on the Company’s profitability for several months following the Bitcoin Halving. It took approximately six months for the Company’s revenue per terahash to return to the level experienced prior to the May 2020 Bitcoin Halving. Given that profitability is required for self-acting agents to perform Mining to continue to support the validation of transactions, the expected impact of the Bitcoin Halving is that market variables of Bitcoin price will adjust over time to ensure that Mining remains profitable. The period of market normalization after the next Bitcoin Halving to incentivizing profitability levels is unknown.

A Bitcoin Halving is scheduled to occur once every 210,000 blocks, or roughly every four years, until the total amount of Bitcoin rewards issued reaches 21 million, which is expected to occur around the year 2140. The next Bitcoin Halving is expected to occur in late April or early May 2024, at which time Bitcoin block rewards will decrease from 6.25 Bitcoin per block to 3.125 Bitcoin per block. Once 21 million Bitcoin are generated, the network will stop producing more. While Bitcoin prices have had a history of price fluctuations around Bitcoin Halving events, there is no guarantee that the price change will be favorable or would compensate for the reduction in Mining reward and the compensation from Mining Pools.

If Bitcoin price and difficulty do not maintain or continue their trend of adjusting to pre-Bitcoin Halving profitability levels over time, or the period of market normalization after the Bitcoin Halving to pre-Bitcoin Halving profitability levels is too long, there is a risk that the Bitcoin Halving will render the Company unprofitable for a sustained time period such that it could be unable to continue as a going concern.

Valuation and Price Volatility of Cryptocurrencies

The profitability of the Company’s operations has been and will continue to be significantly affected by changes in the spot price of cryptocurrencies, specifically Bitcoin. Cryptocurrency prices (and Bitcoin prices in particular) are highly volatile, fluctuating due to numerous factors beyond the Company’s control, including speculation and incomplete information, rapidly changing investor sentiment, changes in technology, regulatory changes, fraudulent or malicious actors, coverage of cryptocurrency in the media, inflation, and political or economic events as well as market acceptance and demand for cryptocurrency. The market price of one Bitcoin in the Company’s principal market, ranged from approximately $15,600 to $48,100 during the year ended December 31, 2022 and ranged from approximately $28,700 to $68,800 during the year ended December 31, 2021. Because the Company hedges only a small portion of its investment in Bitcoin, the Company is directly exposed to Bitcoin’s price volatility and surrounding risks.

Currently, the Company does not use a formula or specific methodology to determine whether or when it will sell Bitcoin that it holds, or the number of Bitcoin it will sell. Rather, decisions to hold or sell bitcoins are currently determined by management by analyzing forecasts and monitoring the market in real time. Such decisions, however well-informed, may result in untimely sales and even losses, adversely affecting an investment in the Company. Further, some of the business decisions (for example, purchases of Miners and debt financing) the Company has made, and will in future make, were or will be tied to the prices of Bitcoin at the time of those decisions. For example, the Company made purchase commitments in respect of a significant number of new Miners while Bitcoin and Miner prices were much higher, and, although the Company has been able to cancel some of those purchase commitments, that may not always be possible. If cryptocurrency spot prices decline and remain at low market levels for a sustained period while network difficulty does not decrease proportionally, the Company’s results of operations and financial condition, as well as the trading price of the Company’s common shares, could be materially adversely affected.

Cryptocurrencies may be subject to momentum pricing, which is typically associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for anticipated future appreciation in value. Cryptocurrency market prices are determined primarily using data from various exchanges, over-the-counter markets, and derivative platforms. Momentum pricing may have resulted, and may continue to result, in speculation regarding future appreciation in the value of cryptocurrencies, inflating their market prices and making those market prices more volatile. As a result, cryptocurrency market prices may be more likely to fluctuate due to changing investor confidence in future appreciation (or depreciation) in their market prices, which could adversely affect the value proposition of the Company.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Specifically, the trading price of the Company’s common shares has already been correlated, and, in the future, is likely to continue to be highly correlated, to the trading prices of Bitcoin. Bitcoin Mining companies’ stock has shown volatility relative to Bitcoin, with many such stocks outperforming Bitcoin in 2020 and 2021 but underperforming relative to Bitcoin in 2022. For example, the closing price of the Company’s common shares on December 31, 2021 was $5.05 and the closing price of Bitcoin was approximately $46,200 and, as of December 30, 2022, the closing price of the Company’s common shares was $0.44 and the closing price of Bitcoin was approximately $16,500. The Company’s operating results and financial condition have been and may continue to be adversely affected by declines in cryptocurrency market prices. In addition, the Company made decisions concerning the execution of its business plan, including the development of its facilities and expansion into new markets, purchases of new Miners and incurrence of indebtedness, when Bitcoin prices were significantly higher than they currently are, resulting in plans and obligations that the Company reassesses and likely will continue to reassess, particularly in light of general declines in cryptocurrency market prices, to determine the practicality, profitability and timeline of such plans and commitments.

Volatility may have an impact on the value of the Company’s inventory of cryptocurrencies and could result in margin calls on the Company’s long-term debt collateral Bitcoin with NYDIG as described in Note 17 - Long-term Debt to the 2022 Annual Financial Statements.

Share Price Fluctuations

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those considered development stage companies (such as the Company), have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continued fluctuations in price will not occur.

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those in cryptocurrency-focused businesses and those considered development stage companies (such as the Company), have experienced wide fluctuations in price. The market price of the Company’s common shares ranged from US$0.38 to US$5.39 on Nasdaq and CAD $0.52 to CAD $6.83 on the TSXV and Toronto Stock Exchange from January 1, 2022, to December 31, 2022. The market price of the Company’s common shares fluctuates significantly in response to a number of factors, most of which the Company cannot control. In particular, the trading price of the Company’s common shares is in many cases directly tied to the price of Bitcoin. Other factors that may impact the trading price of the Company’s common shares include:

●	variations in the Company’s financial results or those of companies that are perceived to be similar to the Company;

●	actions by the Company or its competitors, such as acquisitions, bankruptcies or restructurings;

●	additions or departures of key management personnel;

●	legal proceedings involving the Company, the cryptocurrency industry, or both;

●	legislative or regulatory actions;

●	changes in market valuations of companies similar to the Company;

●	the prospects of and changes affecting participants in the cryptocurrency industry;

●	actions by the Company’s shareholders;

●	speculation or reports by the press or investment community with respect to the Company or the cryptocurrency industry in general;

●	changes in the pricing or availability of hydroelectricity, natural gas and other sources of energy;

●	general economic, regulatory, market and political conditions; and

●	other risks, uncertainties and factors described in these risk factors.

The stock markets in general have often experienced volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations have caused, and may continue to cause, the trading price of the Company’s common shares to decline. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on the Company’s ability to access capital, on its business, financial condition, results of operations, cash flow and prospects, and on the market price of its common shares. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. The Company may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert management’s attention and resources from the operation of the Company’s business.

In addition, since the Company’s common shares currently trade on the Nasdaq Global Market, the Company must comply with Nasdaq’s continued listing requirements to avoid its common shares being delisted. The standards include, among others, a minimum bid price requirement of $1.00 per share and any of: (i) a minimum stockholders’ equity of $10 million; (ii) a market value of listed securities of $50 million; or (iii) total assets or total revenue from continuing operations of $50 million in the most recently completed fiscal year or in two of the last three fiscal years. The Company’s results of operations and fluctuating share price directly impact its ability to satisfy these listing standards. Nasdaq notified the Company on December 13, 2022 that it did not satisfy the minimum bid price requirement under Nasdaq’s continued listing rules. If the Company is unable to re-establish and maintain compliance with Nasdaq’s listing standards, the Company’s common shares may be subject to delisting. A delisting from Nasdaq would result in the Company’s common shares being eligible for quotation on the over-the-counter (OTC) market, which is generally considered to be a less efficient market than listing on national exchanges such as NASDAQ because of the OTC’s lower trading volumes, transaction delays, and reduced security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for the Company’s common shares.

Future Capital Needs, Uncertainty of Additional Financing and Dilution

As of December 31, 2022, the Company had cash of $30.9 million compared to $125.6 million as of December 31, 2021. The Company expects to continue to depend upon selling Bitcoin earned and in treasury and utilizing short-term debt, long-term debt and equity instruments to fund its ongoing expansion activities, operating expenses and debt service requirements. Further, the Company expects that it will need to raise additional capital in the future to fund more rapid expansion, respond to competitive pressures, acquire complementary businesses or technologies or take advantage of unanticipated opportunities, and it may seek to do so through public of private financing, strategic relationships or other arrangements. The ability of the Company to secure any required financing to sustain operations and expansion plans will depend in part upon prevailing capital market conditions and business success. There can be no assurance that the Company will be successful in its efforts to secure any additional financing or additional financing on terms satisfactory to management. Even if such funding is available, the Company cannot predict the size of future issues of common shares or securities convertible into common shares or the effect, if any, that future issues and sales of the common shares will have on the price of the shares.

If additional funds are raised through the issuance of equity securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution in net book value per share, or such equity securities may have rights, preferences or privileges senior to those of the holders of the common shares. If additional funds are raised through the incurrence of indebtedness, such indebtedness may involve restrictive covenants that impair the ability of the Company to pursue its growth strategy and other aspects of its business plan, expose the company to greater interest rate risk and volatility, require the Company to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures, increase the Company’s vulnerability to general adverse economic and industry conditions, place the Company at a competitive disadvantage compared to its competitors that have less debt, limit the Company’s ability to borrow additional funds, otherwise subject the Company to the risks discussed under Indebtedness below and heighten the possible effects of the other risks discussed in these risk factors.

If adequate funds are not available on acceptable terms or at all, the Company may be unable to develop or enhance its business, take advantage of future opportunities or respond to competitive pressures, any of which could have a material adverse effect on the Company’s business, financial condition and operating results.

Indebtedness

The Company is party to various arrangements with short-term and long-term lenders as described in more detail in the 2022 AIF, and the Company may become party to additional debt financing arrangements in the future. The Company’s ability to generate and maintain a level of cash flows from operating activities to make scheduled payments on any debt obligations, or to refinance its debt obligations, will depend on, among other things, its future financial and operating performance, which is subject to prevailing economic and competitive conditions and to various financial, business, regulatory and other factors, some of which are beyond the Company’s control. If the Company is unable to fulfill its debt service obligations, it may be forced to reduce or delay capital expenditures or sell assets, seek additional capital or seek to restructure or refinance its indebtedness. Further, any such indebtedness may impair the Company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, restructuring, acquisitions or general corporate purposes.

In addition, any agreements governing the Company’s debt obligations may contain financial covenants and covenants that restrict the Company’s and its subsidiaries’ ability to:

●	incur additional indebtedness or issue equity securities;

●	create liens on the Company’s assets;

●	pay dividends or make other equity distributions;

●	repurchase the Company’s equity securities;

●	make certain investments;

●	sell assets; and

●	consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets.

As a result of those and any other covenants, the Company could be limited in the manner in which it conducts its business, and it may be unable to engage in favorable business activities or finance future operations or capital needs. Any violation by the Company of any of these covenants or failure by the Company to meet payment obligations (as recently was the case in respect of the Company’s strategic decision to delay the making of principal and interest payments on its previously outstanding loan from BlockFi, a digital asset lender) could provide the lender with the ability to accelerate the maturity of the indebtedness and exercise a variety of remedies, including foreclosing on any collateral securing the debt.

Global Financial Conditions

Global financial conditions over the last few years have been characterized by volatility and the bankruptcy of several financial institutions or the rescue thereof by governmental authorities. These factors may affect the ability of the Company to obtain equity or debt financing in the future on terms favorable to it. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If such levels of volatility and market turmoil continue, the operations of the Company may suffer adverse impact and the price of the Company’s common shares may be adversely affected.

In the future, the Company may enter into certain hedging transactions to mitigate its exposure to aspects of the economy or specific economic conditions that are particularly volatile, including the market price of Bitcoin and interest rates. If the Company engages in hedging transactions, the Company may expose itself to risks associated with such transactions. Hedging against a decline in the values of portfolio investments caused by interest rate risk or volatile Bitcoin market prices does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline for other reasons. Such hedging transactions may also limit the opportunity for gain if the values of the portfolio investments should increase. Moreover, it may not be possible to hedge against a particular fluctuation that is so generally anticipated by the markets that a hedging transaction at an acceptable price is unavailable. In light of these and other factors, the Company may not be successful in mitigating its exposure to volatile economic conditions through any hedging transactions it undertakes.

Possibility of Bitcoin Mining Algorithms Transitioning to Proof of Stake Validation

Proof of stake is an alternative method of validating cryptocurrency transactions. If Bitcoin shifts from a proof of work validation method to a proof of stake validation method, Mining would require less energy and may render any company that maintains advantages in the current climate (lower priced electricity, processing, real estate, or hosting) less competitive. Another prominent cryptocurrency, Ether, in September 2022, shifted from proof of work to a proof of stake validation method. The Company, as a result of its efforts to optimize and improve the efficiency of its Bitcoin Mining operations, may be exposed to the risk in the future of losing the benefit of the Company’s capital investments and the competitive advantage the Company hopes to gain from this as a result, and may be negatively impacted if a switch to proof of stake validation were to occur. Such events could have a material adverse effect on the Company’s ability to continue as a going concern or to pursue its strategy at all, which could have a material adverse effect on the Company’s business, prospects or operations and potentially the value of any Bitcoin that the Company earns or otherwise acquires or holds for its own account.

Debt Covenants

The agreements governing the Company’s long-term debt contain restrictive covenants that could limit its discretion with respect to certain business matters.

Limited Operating History

The Company has only a limited operating history upon which an evaluation of the Company and its prospects can be based. The Company is subject to many risks common to venture enterprises, including under-capitalization, potential cash shortages, limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that the Company will be successful in achieving a return on shareholders’ investment or meeting other metrics of success.

Employee Retention and Growth

The Company depends on a number of key employees, including, in particular, the members of the Company’s management team, the departure, death, disability or other extended loss of services of any of whom, particularly with little or no notice, could cause delays on projects, frustrate the Company’s growth prospects and could have an adverse impact on the Company’s industry relationships, the Company’s project exploration and development programs, other aspects of its business and its financial condition, results of operations, cash flow and prospects. The Company does not expect to purchase key person insurance on such individuals, which insurance would provide the Company with insurance proceeds in the event of their death.

The growth and development of the business of the Company will also depend on its ability to attract and retain highly qualified management and Mining personnel while maintaining its corporate culture and technical and service standards. The Company will face competition for personnel from other employers. If the Company is unable to attract or retain qualified personnel as required, it may not be able to adequately manage and implement its business plan. There can be no assurance that the Company will be able to manage such growth effectively or that its management, personnel, or systems will be adequate to support the Company’s operations.

Cybersecurity Threats and Hacking

Malicious actors may seek to exploit vulnerabilities within cryptocurrency programming codes. Several errors and defects have been found and corrected, including those that disabled some functionality for users and exposed users’ information. Discovery of flaws in or exploitations of the source code that allow malicious actors to take or create cryptocurrency or money occur somewhat regularly. For example, hackers have been able to gain unauthorized access to digital wallets and cryptocurrency exchanges.

The computer network operated by the Company or the Mining Pool(s) in which it participates, such as Foundry Pool, may be vulnerable to intrusions by hackers who could interfere with and introduce defects to the Mining operations. Private keys which enable holders to transfer funds may also be lost or stolen, resulting in irreversible losses of cryptocurrencies.

Limited History of De-centralized Financial System

Compared to traditional and existing centralized financial systems, the cryptocurrency financial system is relatively new and has only limited history. Online cryptocurrency exchanges and trades therein operate with comparatively little regulation and are particularly liable to platform failures and fraudulent activities, which may have an effect on underlying prices of cryptocurrencies. In fact, many of the largest online cryptocurrency exchanges have been compromised by hackers.

In light of those and other factors, traditional banks and banking services may limit or refuse the provision of banking services to businesses that supply cryptocurrencies as payment and may refuse to accept money derived from cryptocurrency-related businesses. This may make the establishment and management of bank accounts held by companies operating in the field difficult. To the extent that the Company experiences any such banking challenges, they could have a material adverse effect on the Company’s business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies the Company earns or otherwise acquires or holds for its own account.

Risk Related to Technological Obsolescence and Difficulty in Obtaining Hardware

To remain competitive, the Company will continue to monitor the state of the technology available and invest in hardware and equipment required for maintaining its operations. The Company has in the past replaced, and, in the future, may be required to replace, obsolete hardware and software, which required, and, in the future, may require, substantial capital investments by the Company. There can be no assurance that mining hardware will be readily available when the need is identified. Moreover, there can be no assurance that new and unforeseeable technology, either hardware-based or software-based, will not disrupt the existing cryptocurrency industry. For example, the arrival of quantum computers, which are capable of solving certain types of mathematical problems fundamental to cryptocurrency more quickly and efficiently than traditional computers may have a significant effect on the cryptocurrency industry.

Cryptocurrency Network Difficulty and Impact of Increased Global Computing Power

Network difficulty is a measure of how difficult it is to solve the cryptographic hash that is required to validate a block of transactions and earn a cryptocurrency reward from Mining. As Mining companies produce more hashrate and the Bitcoin network hashrate is increased, the Bitcoin network difficulty is adjusted upwards by requiring more hashrate to be deployed to solve a block. Thus, Mining companies are further incentivized to grow their hashrate to maintain their chance of earning new Bitcoin rewards. In theory, these dual processes should continually replicate themselves until the supply of available Bitcoin is exhausted. In response, Mining companies have attempted to achieve greater hashrate by deploying increasingly sophisticated and expensive Miners in ever greater quantities. If the price of Bitcoin is not sufficiently high to allow the Company to fund its desired hashrate growth, including through new Miner acquisitions, and if it is otherwise unable to access additional capital to acquire Miners, its hashrate may stagnate and fall behind its competitors, resulting in a likely decline in its revenues, which would have a material adverse effect on its results of operations and financial condition.

Economic Dependence on Regulated Terms of Service and Electricity Rates Risks

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency Mining assets. The Company conducts Mining in the Province of Québec, Washington State, Argentina, and Paraguay. The Company’s current and future operations, anticipated growth, and sustainability of hydroelectricity and natural gas at economical prices for the purposes of cryptocurrency Mining in multiple locations poses certain risks. These risks as well as the supply of electrical power, electricity rates, terms of service and regulatory regime are summarized as follows:

Currently the Company sources its energy from Hydro-Québec, Hydro-Sherbrooke, Hydro-Magog, Grant PUD CLYFSA and a private power producer in Rio Cuarto, Argentina. The Province of Québec mandates electrical service providers to supply their customers under an obligation-to-serve power delivery regime. Consequently, the Company believes Hydro-Québec, Hydro-Sherbrooke and Hydro-Magog are reliable. Grant PUD and CLYFSA do not operate under highly regulated regimes, like the Province of Quebec. The facility located in Baie-Comeau, Quebec receives its power from the City of Baie-Comeau, and is subject to the same risks as its other facilities located in the Province of Quebec. Any suspension of power or failure of electrical networks, however, could result in a material adverse effect on the Company.

Quebec

The Company’s operations are dependent on its ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets. Until the adoption of Bill-2, on February 15, 2023, the Province of Québec mandated electrical service providers to supply their customers under the obligation to serve power delivery regime; however, Bill-2, amended the Act Respecting the Régie by giving the Government of Quebec the power to determine by regulation, the cases in which Hydro-Quebec or any other electrical service provider may be exempt from their obligation to provide electricity to industrial clients in the Province of Québec.

The price of electricity supplied directly by Hydro-Québec is set by a provincial administrative tribunal, the Régie de L’Énergie (the “Régie”). Hydro-Québec supplies power to certain of the Company’s facilities, and to the Municipal Electrical Networks for the Magog and Sherbrooke facilities, under an obligation to serve power delivery regime. The rates imposed on Hydro-Québec by the Régie are subject to change. There are no long-term arrangements. Although power is supplied by the Municipal Networks to the Company under the long-term power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Modifications to the rates are set out pursuant to the Hydro-Quebec Act by operation of law on April 1st each year, by a rate corresponding to the annual change in the overall average Québec consumer price index, on a tariff class basis such that any adjustment would apply equally to all CB tariff users, M tariff users or LG tariff users regardless of end use. Hydro-Quebec shall apply to the Régie to request it to fix rates or modify the rates set out in the Hydro-Québec Act on April 1, 2025 and subsequently every five years. Accordingly, there is no assurance that future electricity rates will remain stable or economical. In particular, on June 14, 2018, Hydro-Québec requested the Régie to set rates and service conditions specifically for enterprises involved in cryptocurrency Mining as a result of increased electricity demand from cryptocurrency Miners. The Régie has undertaken regulatory proceedings, to which the Company has participated as an intervenor, to establish a framework for the provision of electricity for cryptocurrency Mining in Québec in three Steps:

Step 1:	On July 13, 2018, the Régie provisionally ordered that a new tariff be established for cryptocurrency Miners and on July 19, 2018, the Régie approved a provisional tariff of CAD$0.15/kWh on cryptocurrency Mining facilities built after that date. Under Step 1, the new tariff cannot be applied to any cryptocurrency contracts entered into prior to June 7, 2018 or facilities constructed prior to July 19, 2018. Therefore, Step 1 didn’t have an impact on the Company’s pre-existing operations and secured existing rates until the completion of Phase 3.

Step 2:	On April 29, 2019, the Régie rendered its decision on Step 2 of the request filed by Hydro-Québec. The Régie decided to create a new class of energy consumers called “Electricity consumer class for cryptographic use applied to blockchain”. It decided to allocate to this new class an aggregate supply of 300 megawatts of electricity with the requirement to curtail electricity use during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year). Cryptocurrency Mining projects will be required to submit tenders to consume electricity from the 300 megawatt block based exclusively on economic development and environmental criteria. The Régie rejected Hydro-Québec’s proposal to launch a tariff auction as part of the call for tenders. It decided to create a new tariff applicable to the crypto Mining industry, the CB tariff, and determined that the applicable tariff of the energy component, in ¢/kWh, will correspond to the M or LG tariff in force, as the case may be. In order for the Company to be able to procure electricity for future Quebec expansion projects, it will be required to participate in the call for tenders process which is expected to launch shortly by Hydro-Québec. However, the Régie’s decision also means that the Company’s pre-existing operations at the Current Facilities and Sherbrooke Expansion will remain subject to the M or LG tariff in force, as the case may be, and are exempt from the tender process as well as the provisional tariff of CAD$0.15/kWh which had been requested by Hydro-Québec. The provisional tariff will apply to energy consumption not authorized under cryptocurrency contracts, to those cryptocurrency contracts entered into after June 7, 2018 and to any substitution of use or any increase of capacity for crypto Miners not already under authorized cryptocurrency contracts. The decision of the Régie does impose the potential requirement to curtail electricity use (of up to 95%) during peak hours at Hydro-Québec’s request (up to a maximum of 300 hours a year) under all cryptocurrency contracts including those at the Company’s pre-existing operations at the Current Facilities. A shut-down of 95% of operations for the maximum of 300 hours could result in a revenue decrease of up to approximately 3.3%.

Step 3:	On January 28, 2021, the Régie rendered its decision on Step 3 of the request filed by Hydro-Québec. The Régie decided that the existing subscriptions on the Hydro-Québec network will be subject to non-firm service starting in Winter 2021-2022. The non-firm service will apply for a maximum of 300 hours a year without any monetary compensation. In considering the financial consequences of this conclusion the Régie requested that Hydro-Québec implement the non-firm service for existing clients during a three-year period through progressive implementation. The Régie did not provide any guidance to Hydro-Québec on how to proceed. The Régie provided the following reasons to justify this conclusion:

a)	existing clients, such as the Company, have already executed agreements with municipal electricity networks with non-firm service (without financial compensation) for at least 300 hours per year;

b)	new clients entering the market through the call for tenders’ process will be subject to non-firm service without financial compensation. The treatment of those new clients must be fair and equitable with existing clients; and

c)	load shedding for 300 hours represents only 3.4% of the 8,760 hours in a year. The Régie does not consider this request unreasonable considering the risks that cryptocurrency clients represent for Hydro-Québec.

In accordance with the Step 3 decision, the Company’s operations are on a non-firm service basis for a maximum of 300 hours per year. The Company has undertaken a challenge to the Step 3 decision through an administrative review process. Consequently, the main difference between the CB tariff and the M or LG tariff is the curtailment obligation applicable to the CB tariff.

On November 17, 2021, in Step 3 of the Régie’s regulatory proceedings, the Régie ratified the process for allocating the balance of the 300 MW block reserved for crypto Miners that was not already allocated pursuant to the call for tenders approved in Step 2. The allocation process of the balance of the 300 MW block would be based on a “first come, first serve” process, without any reference to economic development condition and environmental criteria.

On April 6, 2022, the Régie rendered a decision confirming the decision rendered in Step 3, resulting in the application of the non-firm service to the Company’s facilities in Quebec.

On May 30, 2022, the Company filed with the Regie an administrative complaint against Hydro-Quebec requesting information regarding the process for the allocation of the balance of the 300 MW block. The filing of this complaint was justified by the fact that Hydro-Quebec, at the time of filing and more than 6 months after the decision rendered by the Régie in Step 3, has still not put in place the allocation process approved by the Régie.

On June 30, 2022, Hydro-Quebec responded to the Company’s administrative complaint confirming that the allocation process of the 300 MW Block would be opened in September 2022.

On November 1, 2022, Hydro-Québec submitted to the Régie, its Supply Plan for the period 2023 to 2032 and requested the Régie to authorize the suspension of the allocation process for the granting of the 300 MW reserved block and to reassess the amount of MWs to be allocated to crypto Miners for future operations. The Company is participating in the regulatory process on the approval, by the Régie, of the Supply Plan and intends to challenge Hydro-Québec’s request to suspend the allocation of the 300 MW block.

As of the date hereof, there are two ongoing files before the Régie regarding the allocation process of additional power to crypto-miners: (1) the supply plan hearing (number R-4210-2022)(the “Supply Plan Hearing”); and (2) the Company’s complaint against Hydro-Quebec (the “Complaint”) regarding the opening of the “guichet unique”.

Regarding the Supply Plan Hearing, the Régie has approved the suspension of the allocation process in decision D-2023-002 rendered on January 10, 2023, while it assesses the Supply Plan submitted by Hydro-Quebec. Bitfarms has not challenged this decision, but has strongly challenged Hydro-Quebec’s request to reduce to the amount of power allocated to zero. On September 9, 2023, the Régie approved the reduction to zero MW for the remaining quantity of the reserved block. On the same decision, the Régie decided to maintain the 32.6 MW of the reserved block that had already being allocated to CB tariff clients. The Régie considers that the potential reallocation of the quantities currently held by these customers in the event of their subscriptions being abandoned or cancelled could enable certain companies to continue their development or a few new CB tariff customers to be served. The Régie requested Hydro-Quebec to amend the Conditions of Service for Cryptographic Use Applied to Blockchains and propose a new process for the eventual reallocation of the MW that could become available from the 32.6 MW reserved block. Hydro-Quebec requested, and the Régie accepted that such new process be presented on, or before, January 31, 2024.

Regarding the Complaint, Hydro-Quebec has asked the Régie to reject it at a preliminary stage considering the decision rendered by the Régie in R-4210-2022 to suspend the allocation process. On August 3, 2023, the Régie rejected Hydro-Quebec’s request to dismiss Bitfarms’ Complaint and has asked the parties to set the dates for the hearing in which arguments from both parties will be heard. The hearing is expected to be held on November 9, 10 and 14, 2023.

Electricity supplied by Hydro-Québec and the Municipal Electrical Networks may be set at Preferential Rates in an effort to encourage investment and development in particular regions. Hydro-Québec and Municipal Electrical Networks may offer a discretionary Preferential Rate to certain customers, such rate being lower than the rate set by the Régie, notwithstanding that Hydro-Québec and the Municipal Electric Networks may suffer a financial loss on the supply of electricity to those customers. If a Preferential Rate is changed or no longer available to the Company, the Company’s operations and profitability may experience a material adverse effect. In addition, although power is supplied by the Municipal Networks to the Company under the power contracts, the rates in those contracts are adjusted in response to tariff changes imposed by the Régie. Currently, the facility located in: (i) Cowansville is subject to a preferential rate of 5% on its first 5 MW of power; (ii) Farnham is subject to a preferential rate of 20% on its first 10 MW of power; and (iii) Baie-Comeau is not subject to a preferential rate.

Washington State

On November 9, 2021, the Company completed the acquisition of a cryptocurrency Mining facility in Washington State. The facility is powered by the Grant County Power Utility District (“Grant PUD”). Grant PUD was established in 1938 and is a public utility district that owns and operates hydroelectric plants capable of generating more than 2,000 MW of electricity. Grant PUD establishes rate schedules for different categories of customers at the discretion of its publicly elected Board of Commissioners. During Fiscal 2022 the rate schedules that could have applied to the Company were Schedule 7, which applies to consumption up to 5 MW, Schedule 14, which applies for consumption of 5 MW to 15 MW, or schedule 15, which applies to consumption of greater than 15 MW. The Company operates its cryptocurrency Mining activities in several different buildings with their own power meters not exceeding 5 MW each, thus, for the year 2022, the Company was classified in Schedule 7. The applicable rates for Schedule 7 are a demand charge of $4.96 per kW of billing demand plus a variable component of US$ 2.100¢ per kWh for the Company’s power first 50,000 kWh of consumption from all of the meters in aggregate and US$ 1.857¢ per additional kWh of consumption. Historically, rates for Schedule 7 have increased by an annual average of 1.27% per year. Effective February 1, 2023, Grant PUD’s commissioners authorized the addition of cryptocurrency Mining into the Evolving Industry Rate Schedule 17. The current rate applicable to the Company is Schedule 17. The applicable rates for Schedule 17 are a demand charge for $28.18 per kW plus a variable component of US$ 0.389¢ per kWh of consumption.

Grant PUD may adjust the rate pricing with approval from its Board of Commissioners. An increase in the rates applicable to the Company’s electricity consumption may adversely impact its profitability.

Paraguay

In December 2021, the Company completed construction of the 10 MW Villarrica Facility. The facility is powered by Compañía Luz y Fuerza S.A. (“CLYFSA”) an electricity distribution company located in the city of Villarrica, Paraguay. CLYFSA purchases energy from ANDE, the operator of Paraguay’s national electricity grid, and provides power to almost 15,000 residential and commercial customers in Villarrica.

The Company entered into a power purchase agreement with CLYFSA securing 10 MW of hydro-electric energy with a demand charge of $15.90 per kW of billing demand plus a variable component of 1.422¢ per kWh of consumption for the current one-year renewal period. The power purchase agreement stipulates that CLYFSA can pass on any modifications to pricing by ANDE to Backbone Paraguay. A rate increase could adversely impact the profitability of the Company’s operations in Paraguay.

On September 16, 2022, the executive branch of the Paraguayan government issued decree No. 7824/22 by which ANDE was requested to adopt complementary and temporary regulatory measures to adjust the variables corresponding to the electricity rates aimed at special intensive consumption sectors, including crypto asset Mining activities. In response, ANDE created the Special Intensive Consumption Group, which controls the supply of high and medium voltage and imposes rate tariffs in effect until at least December 2027. While these tariffs have no impact on our current activities in Paraguay as our contract is with the local supplier CLYFSA, as detailed above, they may be relevant to future new operations in that territory.

In July 2023, the Company acquired two power purchase agreements in Paraguay for up to 150 MW of hydro power until December 31, 2027: up to 50 MW in Villarrica, in close proximity to the Company’s existing operations in Paraguay, and up to 100 MW in Iguazu, a new location close to the Itaipu dam, the third largest hydro-electric dam in the world. Hydro power at both locations will be provided at a contracted cost of approximately $0.039 per kWh, before VAT, until December 31, 2027 and is not subject to annual inflationary adjustments.

Argentina

In 2021, the Company entered into engineering, procurement and construction contracts and commenced construction of a facility in Argentina (Rio Cuarto - Cordoba) for up to 210 MW. The facility will receive electricity from Generacion Mediterranea S.A. (“GMSA”) one of the subsidiaries of Grupo Albanesi. Grupo Albanesi is an Argentine private corporate group focused on the energy market which provides natural gas and electrical energy to its clients from its multiple facilities.

The terms of the electricity supplied by GMSA in Argentina are included in the Company’s power contract, which establishes a rate of $0.02 per kWh up to a maximum amount of 1,103,760 megawatt hours per year. The annual maximum megawatt hours the Company can draw at $0.02 per kilowatt hour is further subject to pro-rata adjustments based on the Company’s actual power draw relative to the total 210 MW. The agreement stipulates that GMSA may provide the Company with power in excess of the 1,103,760 megawatt hours, or such adjusted quantity of megawatt hours based on the pro-rata calculation described above, at a price that will be negotiated by the Company and GMSA. The price to be negotiated between the Company and GMSA will likely be impacted by the cost of natural gas and currency exchange rates in Argentina, among other factors.

The agreement also allows for GMSA to renegotiate the $0.02 per kilowatt hour rate if the ratio of the exchange rate under the blue-chip swap mechanism (refer to section 8d - Net financial income and expenses of the 2022 MD&A) used in Argentina to the official exchange rate is less than 1.50. The $0.02 per kilowatt hour rate and applicable adjustments described above are in effect for the first four years of the contract. The kilowatt hour price for the remaining four years of the contract will be determined by a formula based mainly on changes in gas costs and currency exchange rates. The contract also includes certain situations where the Company’s supply of electricity can be interrupted, including:

●	Regulatory intervention preventing GMSA from providing the Company with electricity, or directing GMSA to reroute its electricity to the wholesale market;

●	Scheduled and unscheduled maintenance required to service the power plant or related equipment; and

●	Regulatory intervention limiting GMSA’s supply of natural gas.

The Company’s contract with GMSA also includes certain megawatt hour consumption thresholds and pro-rata adjustments. The Company’s operations in Argentina can be materially adversely impacted if the Company is unable to exploit the contractually secured MW capacity on a full-time basis or if the cost of energy negotiated under the pro rata calculation or calculated using the defined formula in effect for the second four years of the contract, both primarily driven by natural gas prices and foreign currency rates, are not economically viable.

An increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates in Argentina or regulatory changes in the energy regimes in the jurisdictions in which the Company operates may adversely impact the Company’s profitability.

Increases in Commodity Prices or Reductions in the Availability of Such Commodities

The Company uses and intends to use certain commodities in its current and future cryptocurrency Mining operations, including hydroelectricity and natural gas. Unexpected, sudden or prolonged price increases in those commodities whether as a result of geopolitical events, natural disasters or otherwise, have caused and, in the future, may cause a reduction in the Company’s profits where beneficial fixed-priced contracts do not exist or unfavorable fixed-price contracts cannot be modified. There also may be curtailment in electricity or natural gas supply. In particular, the Russia-Ukraine conflict has had an inflationary effect on the cost of natural gas, the duration and future magnitude of which could be difficult to predict given the fluidity of the military conflict, the novelty of sanctions against Russia and the possibility of yet harsher ones as well as other related developments. The realization or continuation of any of the foregoing risks with respect to commodity prices could increase the Company’s operating costs, reduce its profitability and, depending upon the duration and extent of the impact, have a material adverse effect on its financial condition.

Future Profits/Losses and Production Revenues/Expenses

Further development and acquisitions of server farms and the ongoing operation of the existing Mining farms will require additional capital and monthly expenses. The Company’s operating expenses and capital expenditures may increase in future years as it adds personnel, consultants and equipment associated with the maintenance of the Mining farms and any other Mining farms the Company may acquire or develop. The Company may not be successful in obtaining the required financing for these or other purposes, including for general working capital.

Fraud and Failure of Cryptocurrency Exchanges, Custodians and Other Trading Venues

Cryptocurrency market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues. Compared to traditional securities, derivatives and currency exchanges, cryptocurrency exchanges, custodians and other trading venues are relatively new and, in most cases, largely unregulated, which may make them more susceptible to fraud and failure. The fraud and failure of several cryptocurrency platforms and other actors in the industry, including recent and ongoing bankruptcies of several large cryptocurrency exchanges in the second half of 2022 (namely, FTX, Celsius Network, BlockFi, Voyager Digital Ltd., Three Arrows Capital, and Genesis Global Holdco LLC), has impacted and may continue to impact the broader cryptocurrency ecosystem, including the Company. In response to these events, the digital asset markets, including the market for Bitcoin, specifically, have experienced extreme price volatility and several other entities in the digital asset industry have been, and may continue to be, negatively affected, further undermining confidence in the digital assets markets and in Bitcoin. These events have also negatively impacted the liquidity of the digital assets markets, and, in turn, the market price of shares of companies in the cryptocurrency industry, including the Company, as certain entities affiliated with bankrupt cryptocurrency exchanges engaged in significant trading activity. If the liquidity of the digital assets markets continues to be negatively impacted by these events, digital asset prices (including the price of Bitcoin) may continue to experience significant volatility and confidence in the digital asset markets may be further undermined. These events are continuing to develop, and it is not possible to predict at this time all of the risks that they may pose to the Company, its service providers or the digital asset industry as a whole.

Although the Company had no direct exposure to any of the above-mentioned cryptocurrency companies (other than BlockFi prior to the repayment by the Company of indebtedness under its equipment financing arrangement with BlockFi, as discussed in the 2022 AIF or the 2022 MD&A) nor any material assets that may not be recovered or may otherwise be lost or misappropriated due to the bankruptcies, the failure or insolvency of large exchanges may cause the price of Bitcoin to fall and decrease confidence in the ecosystem, which could adversely affect an investment in the Company. Such market volatility and decrease in Bitcoin price have had a material and adverse effect on the Company’s results of operations and financial condition, and the Company expects its results of operations to continue to be affected by the Bitcoin price as the results of its operations are significantly tied to the price of Bitcoin.

Those and similar events have had, and, in the future, may have, an adverse impact on the profitability of the Company’s Bitcoin Mining operations and the Company’s financial condition and results of operations.

To the extent that cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues in the future, cryptocurrency prices could be suddenly and adversely impacted. Furthermore, fraud or failure of Coinbase (or any other future custodian of the Company’s Bitcoin) or exchanges can result in a direct loss of the Company’s cryptocurrency and fiat currency assets, which loss may not be recoverable by the Company, whether under any insurance policies it has in place or otherwise.

Insolvency, Bankruptcy, or Cessation of Operations of Mining Pool Operator

Over the past five years, Bitfarms has both mined independently and has been a member of multiple third-party Mining Pools; however, as of the date hereof, it participates in only one Mining Pool, being Foundry Pool. Foundry Pool is owned indirectly by Digital Currency Group, which also owns Genesis Global Capital (“Genesis”). On January 19, 2023, Genesis filed for U.S. bankruptcy protection. The Issuer believes that its risk exposure to relying on a single Mining Pool is minimal at this time. In the event that Foundry Pool (or some other such Mining Pool or Mining Pools, as applicable) ceases making payment to Bitfarms for whatever reason, including bankruptcy, insolvency, or cessation of its operations, it is expected that Bitfarms would immediately cease contributing its Hash power to such Mining Pool and either: (i) commence mining independently; or (ii) join a different Mining Pool. The Company estimates that such a switch would take approximately one day in either scenario. Given that Foundry Pool pays the Company on a daily basis, the cost of switching is expected to be the lost revenues the Company would have earned had it been Mining during that approximately one day period (and one additional day in the case Foundry Pool failed to pay the Company for its work, causing the decision to leave the Mining Pool).

In the event that the Company is unable to effect a switch of its operations in a timely manner and experience significant down time from mining operations, it may experience a material adverse change.

Independent Mining Risks

In the even the Company decides to cease participating in a Mining Pool and conduct Mining operations independently, it may be exposed to certain risks; however, it may achieve marginally greater revenues by doing so. See “THE COMPANY – Summary Description of the Business – Mining Pool Participation”. The primary risk of conducting independent Mining is that the Company could experience a protracted period of failing to solve any blocks, causing a disruption in its revenue stream. In such a circumstance, the Company may need to borrow capital to continue operations.

In addition, in June 2022, the Company entered into a master equipment finance agreement (the “NYDIG Loan”) between the Company and NYDIG ABL LLC (“NYDIG”), pursuant to which NYDIG agreed to provide funding to the Company of $36.9 million at an interest rate of 12% per annum, collateralized by 10,395 MicroBT WhatsMiner M30S Miners. As part of the NYDIG Loan, the Company must maintain in an identified wallet an approximate quantity of Bitcoin whose value equates to one month of interest and principal payments on the outstanding loan. In the event that the Issuer ceases participation in a Mining Pool and conducts Mining operations independently, the Issuer may need to secure additional financing to ensure that such wallet maintains the requisite value of Bitcoin. This could occur, for instance, if the price of Bitcoin were to decrease and the Company was unsuccessful in solving blocks.

In either case, there can be no guarantee that the Company could obtain any such financing on commercially attractive terms, or at all, and consequently the Company could experience a material adverse change.

Indemnification of Mining Pool

Pursuant to the terms and conditions of Foundry Pool to which the Company is subject, the Company has agreed to release, indemnify and hold Foundry Pool harmless from any and all losses, damages, expenses, including reasonable attorneys’ fees, rights, claims, actions of any kind and injury (including death) arising out of or relating to the Company’s participation in Foundry Pool. In the event of such losses, the Company may experience a material adverse change.

Reliance on Foreign Mining Pool Operator

Bitfarms participates in a single Mining Pool, being Foundry Pool. Consequently, the Company’s operations are substantially reliant on Foundry Pool and the terms of services and other terms and conditions that govern its relationship with Foundry Pool. Foundry has the right the right to unilaterally modify the service agreement between it and the Company at any time without notice. This includes the right to modify the payout methodology or Mining Pool fees. In the event that any such modifications are unattractive to the Company, it may: (i) commence mining independently; or (ii) join a different Mining Pool, either of which may cause a material adverse change. See “RISK FACTORS – General Risk Factors – Insolvency, Bankruptcy, or Cessation of Operations of Mining Pool Operator”.

As a control measure, on a monthly basis, the Company calculates the revenues it should earn based on its theoretical Hashrate and compares it to the payments received from Foundry. As of the date hereof, the Company has not identified any material discrepancies between its calculations and payments actually received from Foundry. In the event that the Company identifies a material difference, the Company may have to engage in litigation or cease its relationship with Foundry Pool, which may have a material adverse effect on the Company.

Mining Pool Agreements Governed by Foreign Laws

The agreements between the Company and Foundry Pool are governed by the laws of the State of New York. Furthermore, the Company is subject to an arbitration provision such that any dispute arising out of or relating to the Company’s agreements with Foundry Pool, or the breach thereof, shall be finally resolved by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules, or such arbitration body as required by law, rule or regulation, and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction. Any such arbitration will be conducted in the English language before a single arbitrator in the City of New York, New York. The Company may be required to expend significant costs in order to undertake and complete any such arbitration, and there can be no guarantee of any successful outcome of such arbitration. In such a case, the Company may experience a material adverse change.

Political and Regulatory Risk

The Company’s primary properties and assets are subject to changes in political conditions and regulations within the Province of Québec, Canada, the United States (including, in particular, the State of Washington), Paraguay and Argentina. Changes, if any, in Mining or investment policies or shifts in political attitude could adversely affect the Company’s operations or profitability. Operations have been and, in the future, may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on price controls, currency remittance, income taxes, consumption taxes, foreign investment, maintenance of claims, environmental matters, land use, electricity use and safety, as well as buying and selling cryptocurrency and other transactions involving cryptocurrency. See the 2022 AIF under the heading “DESCRIPTION OF BUSINESS - Business and Strategy - Argentina Expansion”, for a discussion of recent changes in the Argentine regulatory environment that have adversely affected, and are currently adversely affecting, the Company’s ability to pursue its expansion plans in Argentina. For example, cryptocurrency Mining involves considerable computing power which is likely to increase. This computing power necessitates a high consumption of energy. Although a portion of the Company’s energy costs are determined and controlled by various regulators, there is no certainty that any relevant regulator will not raise energy tariffs, which may reduce the profitability of Mining cryptographic currencies.

In the future, Canada, the United States, Paraguay and/or Argentina may also curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation or prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. By extension, future government actions may result in restrictions on the acquisition, ownership, holding, selling, use or trading in the Company’s common shares. Any such restriction could result in the Company liquidating its cryptocurrency inventory at unfavorable prices and may adversely affect the Company’s shareholders.

In addition to other restrictions that may apply in the future, if the SEC or another regulatory body considers Bitcoin to be a security under U.S. securities laws, the Company may be required to comply with significant SEC registration and/or other requirements. The Company cannot provide any assurances that digital assets that it earns or otherwise acquires or holds for its own account, including Bitcoin awarded from any mining pool(s) in which the Company participates, will never be classified as securities under U.S. law. If Bitcoin is considered a security under U.S. securities laws in the future, the Company may be obligated to comply with registration and other additional SEC requirements and, therefore, may be required to incur significant, non-recurring expenses, thereby materially and adversely impacting an investment in the Company.

In addition, the Company is partially reliant on its participation in a cryptocurrency mining pool, being Foundry Pool. As crypto assets have grown in both popularity and market size, governments around the world have reacted differently to crypto assets with certain governments deeming them illegal, while others have allowed their use and trade (with or without additional regulatory requirements). The regulation of mining pools is an evolving area of law and future regulatory actions or requirements may alter, perhaps to a materially adverse extent, the ability of the Corporation to participate in a mining pool. In the event that regulatory changes or regulatory uncertainty cause the Company’s participation in Foundry Pool to become either financially unattractive or too risky, the Company may have to either switch mining pools or cease participation in mining pools altogether. In the event that the Company is unable to effect a switch of its operations in a timely manner and experience significant down time from mining operations, it may experience a material adverse change. See “RISK FACTORS – General Risk Factors - Insolvency, Bankruptcy, or Cessation of Operations of Mining Pool Operator”, “ – Independent Mining Risks”, “ – Indemnification of Mining Pool”, “ – Reliance on Foreign Mining Pool Operator”, and “ – Mining Pool Agreements Governed by Foreign Laws”.

Ongoing and future regulatory changes or actions may alter the nature of an investment in the Company or restrict the use of cryptocurrencies in a manner that adversely affects the Company’s operations. The effect of any future regulatory change on the Company or any cryptocurrency that the Company may earn is impossible to predict, and any such change could be substantial and adverse to the Company.

The Company believes the present attitude toward foreign investment and the cryptocurrency Mining industry in each of the jurisdictions in which it operates is favorable, but conditions may change, including changes that are rapid and unexpected. The Company’s operations may be affected in varying degrees by government regulation with respect to restrictions on production, price controls, export and import controls, foreign exchange controls, income taxes, consumption taxes and environmental legislation, depending upon the nature of any such government regulation.

On February 4, 2022, the Canadian Department of Finance released for public comment a set of draft legislative proposals to implement certain tax measures. These tax measures include restricting the ability of cryptocurrency Mining companies to claim back the consumption taxes they incur on purchases of goods and services made in Canada and imports into Canada. Having received Royal Assent on June 22, 2023, the legislation is considered enacted; however, the interpretation of whether the operations of the Company fall into the exemption provisions has not been determined. If the exemption is not available and the law applied, the restriction on the Company’s ability to claim back its consumption taxes, namely the Goods and Services Tax, Harmonized Sales Tax and Quebec Sales Tax, which apply at combined rates from 5% to 14.975% on the cost of goods and services, could significantly add to the Company’s ongoing operating costs and the costs of its capital expenditures and imports into Canada.

Similarly, various branches, departments and agencies of the federal government in the U.S. have solicited comments and initiated procedures to consider further regulating cryptocurrency and Mining, including through proposed taxes on Mining operations and policy statements and guidance to companies in the cryptocurrency industry, as well as third parties that do business with those companies.

Further, the global supply of Miners is unpredictable and presently heavily dependent on manufacturers from Asia, which was severely affected and may continue to be affected by the COVID-19 pandemic. The Company currently utilizes several types of Miners as part of its Mining operations, all of which are produced in Asia. Geopolitical matters may impact the Company’s ability to import Miners in the future, and the Company may not be able to obtain adequate replacement parts for its existing Miners or obtain additional Miners from manufacturers in other jurisdictions on a timely basis.

Given the difficulty of predicting the outcomes of ongoing and future regulatory actions and legislative and geopolitical developments, it is possible that any legislative, regulatory or geopolitical change could have a material adverse effect on the Company’s business, prospects or operations, the magnitude and duration of which cannot be predicted.

Reliance on Manufacturing in Foreign Countries and the Importation of Equipment to the Jurisdictions in Which the Company Operates

The Company relies in part on third party manufacturers in foreign jurisdictions for its Miners. As a result, the Company’s business is subject to risks associated with doing business in such foreign jurisdictions including, but not limited to: trade protection measures such as the imposition of or increase in tariffs, import and export licensing and control requirements; potentially negative consequences from changes in tax laws (both foreign and domestic); difficulties associated with transacting business with parties in a foreign jurisdiction including increased costs and uncertainties associated with enforcing contractual obligations; and unexpected or unfavorable changes in other regulations and applicable regulatory requirements.

To illustrate, in 2018 and 2019, the U.S. enacted tariffs (or increased existing tariffs) on certain items imported from other countries. Since their enactment, the tariffs sparked an international trade war in which other countries enacted tariffs on imports of U.S. goods. Subsequently, the U.S. and various countries subject to those tariffs have engaged in trade negotiations and, in some instances, agreed to suspend or terminate certain tariffs. It is uncertain whether treaties or other trade policies like those will be enacted or modified by the U.S. or any other government or trade organization in the future. Future changes to trade or investment policies, treaties and tariffs, fluctuations in exchange rates, or the perception that these changes could occur could adversely affect third party manufacturers on which the Company relies, as well as the future of the Company’s relationships with those third party manufacturers, which could have an adverse impact on the Company’s financial condition and results of operations. In addition, actions by foreign markets to implement further trade policy changes, including limiting foreign investment or trade, increasing regulatory scrutiny or taking other actions which could apply to the jurisdictions in which the Company operates, could negatively impact the Company’s business.

Permits and Licenses

The current and future operations of the Company, including development activities and Mining on its properties, may require permits from various federal, provincial or territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, exports, taxes, labour standards, occupational health, and other matters. There can be no assurance, however, that all permits which the Company may require for its operations will be obtained on reasonable terms, on a timely basis, or at all or that applicable laws and regulations would not have an adverse effect on any Mining project or related activities that the Company might undertake.

Server Failures

At any time, the servers or central processing units could experience a severe malfunction and/or collapse. Although the Company works to reduce this risk by employing a team of experts with many years of experience in building and managing data centers as well as a hardware team that focuses, among other things, on Miner repair and daily evaluation of the technical condition of the server farms that the Company operates, including through software (developed by its management) that facilitates, among other things, control, management and reporting of malfunctions in real time, any server crashes or failures, even if quickly addressed, may interrupt the Company’s operations and cause significant economic harm to the Company.

Tax Consequences

The transactions described herein may have tax consequences in Canada or another jurisdiction, depending on each particular existing or prospective shareholder’s specific circumstances. Such tax consequences may not be described herein, nor should this prospectus be construed to be legal or tax advice to any particular shareholder. Existing and prospective shareholders should consult their own tax advisors with respect to any such tax considerations.

Environmental Regulations

The Company’s operations are subject to environmental regulations, which are evolving in each of the jurisdictions where the Company has a presence. Any modification of existing environmental regulations, or the imposition of new environmental regulations, may lead to stricter standards, more diligent enforcement, and heavier fines and penalties for non-compliance. The cost of compliance with changes in, or the imposition of new, environmental regulations has the potential to reduce the profitability of the Company’s operations or cause delays in the development of its Mining projects.

Environmental Liability

The Company may be subject to potential risks and liabilities associated with pollution of the environment through its use of electricity to earn cryptocurrencies. In addition, environmental hazards may exist on a property in which the Company directly or indirectly holds an interest that are unknown to the Company at present and have been caused by previous or existing owners or operators of the property which may result in environmental pollution. If any of those environmental hazards is deemed to violate existing rules and regulations in the relevant jurisdiction, the Company may become subject to fines and penalties.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The Company’s potential financial exposure to such matters may be significant and could have a material adverse effect on the Company.

Erroneous Transactions and Human Error

Cryptocurrency transactions are irreversible. Improper or compromised transfers will generally be irreversible and irrevocable. Such errors may be the result of computer or human error despite internal controls the Company has adopted to mitigate this risk. To the extent that the Company is unable to seek a corrective transaction with the third party or is incapable of identifying the third party that has received the Company’s cryptocurrencies through error or theft, the Company will be unable to revert or otherwise recover incorrectly transferred cryptocurrencies. The Company will also be unable to convert or recover cryptocurrencies transferred to uncontrolled accounts.

The further development and acceptance of the cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete other transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may adversely affect the Company’s operations. The factors affecting the further development of the industry include but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;

●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar cryptocurrency systems;

●	Changes in consumer demographics and public tastes and preferences;

●	The maintenance and development of the open-source software protocol of the network;

●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	General economic conditions and the regulatory environment relating to digital assets; and

●	Negative consumer sentiment and perception of Bitcoin specifically and cryptocurrencies generally.

Facility Developments

The continued development of existing and planned facilities is subject to risks that may cause such development plans to be delayed or otherwise adversely affected, including factors beyond the Company’s control such as delays in the delivery or installation of equipment by suppliers, difficulties in integrating new equipment into existing infrastructure, shortages in materials or labour, defects in design or construction, diversion of management resources, insufficient funding, or other resource constraints. Actual costs for development may also exceed the Company’s planned budget. Delays, cost overruns, changes in market circumstances and other factors may result in different outcomes than those intended. If any development projects are delayed or more expensive than contemplated, the Company’s operations may be adversely impacted, and the Company may not realize, or may be delayed in realizing, the benefits of such projects. Refer to the Company’s management’s discussion & analysis for the three and nine months ended September 30, 2023 under the heading “Expansion Projects”, for a discussion of the status of the Company’s various development efforts in jurisdictions including, in particular, Argentina and Baie-Comeau.

Competition

The Company’s business is in an intensely competitive industry and the Company competes with other Mining companies, some of which have, or may in the future have, greater resources and experience. A fundamental property of Mining associated with many cryptocurrencies is that the computational complexity of the Mining algorithm increases over time. This factor, along with new industry entrants and price volatility, may make certain cryptocurrencies relatively unprofitable to mine compared to others.

Regulation of cryptocurrency outside of Canada has led some Mining companies to consider Canada as a jurisdiction in which to operate, which may increase competition to the Company. Despite the Company’s strategic planning and expected advantages over competitors, the Company may face unexpected competition in the form of new entrants in the marketplace. Such competition could erode the Company’s expected market share and could adversely impact the Company’s profitability. Increased competition could result in increased network computing resources and consequently increased hash difficulty.

If the award of coins for solving Blocks and transaction fees is not sufficiently high, Mining companies may not have an adequate incentive to continue Mining and may cease their Mining operations. As the number of coins awarded for solving a block in the blockchain decreases, the incentive for Mining companies to continue to contribute processing power to the network may transition from a set reward to transaction fees. Either the requirement from Mining companies for higher transaction fees in exchange for recording transactions in the blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for the relevant coins and prevent the expansion of the network to retail merchants and commercial businesses, resulting in a reduction in the price of the relevant cryptocurrency that could adversely impact the Company’s cryptocurrency inventory and investments.

In order to incentivize Mining companies to continue to contribute processing power to the network, the network may either formally or informally transition from a set reward to transaction fees earned upon solving for a block. This transition could be accomplished either by Mining companies independently electing to record on the blockchains they solve only those transactions that include payment of a transaction fee or by the network adopting software upgrades that require the payment of a minimum transaction fee for all transactions. If transaction fees paid for the recording of transactions in the blockchain become too high, the marketplace may be reluctant to accept the network as a means of payment and existing users may be motivated to switch between cryptocurrencies or back to fiat currency. Decreased use and demand for coins may adversely affect their value and result in a reduction in the market price of coins.

If the award of coins for solving Blocks and transaction fees is not sufficiently high, Mining companies may not have an adequate incentive to continue Mining and may cease their Mining operations. Miners ceasing operations would reduce collective processing power, which would adversely affect the confirmation process for transactions (i.e., decreasing the speed at which blocks are added to the blockchain until the next scheduled adjustment in difficulty for blockchain solutions) and make the network more vulnerable to a malicious actor or botnet obtaining control in excess of 50 percent of the processing power. Any reduction in confidence in the confirmation process or processing power of the network may adversely impact the Company’s Mining activities, the value of its inventory of coins, and future investment strategies.

Acceptance and/or Widespread Use of Cryptocurrency Is Uncertain

Currently, cryptocurrencies are used relatively rarely in the retail and commercial marketplaces in comparison to purchases of overall cryptocurrencies worldwide. Cryptocurrency payment methods have not been widely adopted as a means of a payment for goods and services by major retail and commercial outlets. A significant portion of cryptocurrency demand may be attributable to speculation.

The failure of retail and commercial marketplaces to adopt cryptocurrency payment methods may result in increased volatility and/or a reduction in market prices, either of which may adversely impact the market price of the Company’s cryptocurrency holdings and the profitability of its Mining operations.

Hazards Associated with High-voltage Electricity Transmission and Industrial Operations

The operations of the Company are subject to typical hazards associated with high-voltage electricity transmission and the supply of utilities to the facilities of the Company at an industrial scale including explosions, fires, inclement weather, natural disasters, flooding, mechanical failure, unscheduled downtime, equipment interruptions, remediation, chemical spills, discharges or releases of toxic or hazardous substances or gases and other environmental risks. These hazards can cause personal injury and loss of life, severe damage to or destruction of property and equipment and environmental damage, and may result in suspension of operations and the imposition of civil or criminal penalties.

Adoption of ESG Practices and the Impacts of Climate Change

Companies across many industries, including cryptocurrency Mining, are facing scrutiny related to their environmental, social, and governance (“ESG”) practices. Investor advocacy groups, certain institutional investors, investment funds and other influential investors are also increasingly focused on ESG practices and in recent years have placed increasing importance on the non-financial impacts of their investments. Enhanced public awareness and concern regarding environmental risks, including global climate change, may result in increased public scrutiny of the Company’s business and the cryptocurrency Mining industry in general. As a result, the Company’s management team may divert significant time and energy towards responding to such scrutiny and addressing and enhancing the Company’s ESG practices.

In addition, the impacts of climate change may affect the availability and cost of materials, natural resources, and sources and supplies of energy, which may increase the costs of the Company’s operations. Other factors which may impact the Company’s profitability include demand for Bitcoin and other cryptocurrencies, insurance and other operating costs, and damage incurred as a result of extreme weather events. New environmental laws, regulations or industry standards may be adopted with little or no notice to the Company and impose significant operational restrictions and compliance requirements on its operations. The cost of compliance with changes in government regulations has the potential to reduce the profitability of the Company’s operations or cause delays in the development of new Mining projects.

Corruption

The Company operates in multiple jurisdictions, which generally prohibit bribery and other forms of corruption. The Company has policies in place to minimize the risk of corruption or bribery which includes enforcement of policies against giving or accepting money or gifts in certain circumstances; namely, the Company’s Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy and Whistleblower Policy. Despite such policies and training, it is possible that the Company, or any employees or contractors, could be charged with bribery or corruption as a result of the unauthorized actions of its employees or contractors. If the Company is found guilty of such a violation, which could include a failure to take effective steps to prevent or address corruption by its employees or contractors, the Company could be subject to onerous penalties and reputational damage. A mere investigation could lead to significant corporate disruption, high legal costs and forced settlements (such as the imposition of an internal monitor). Any government investigations or other allegations against the Company, the directors, the officers or the employees of the Company, or finding of involvement in corruption or other illegal activity by such persons, could significantly damage the Company’s reputation and its ability to do business and could have a material adverse effect on the Company’s business, results of operations and financial condition.

Fraud, bribery and corruption are more common in some jurisdictions than in others. The Company currently carries on its business in certain jurisdictions that have been allocated low scores on Transparency International’s “Corruption Perceptions Index”. Doing business in international developing markets brings with it inherent risks associated with enforcement of obligations, fraud, bribery and corruption. The Company uses its best efforts to prevent the occurrence of fraud, bribery and corruption, but it may not be possible to detect or prevent every instance of fraud, bribery and corruption in every jurisdiction in which its employees, agents, or contractors are located. The Company may therefore be subject to civil and criminal penalties and to reputational damage.

Instances of fraud, bribery and corruption, and violations of laws and regulations in the jurisdictions in which the Company operates, could have a material adverse effect on its business, prospects, financial condition or results of operations. In addition, as a result of the Company’s anti-corruption policies and other safeguards, there is a risk that the Company could be at a commercial disadvantage and may fail to secure contracts within jurisdictions that have been allocated a low score on the Corruption Perceptions Index, to the benefit of other companies who may not have or comply with such anti-corruption safeguards.

US Foreign Corrupt Practices Act and Similar Legislation

The Foreign Corrupt Practices Act (United States), the Corruption of Foreign Public Officials Act (Canada) and anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments for the purpose of obtaining or retaining business or other commercial advantages. The Company’s policies mandate compliance with applicable anti-bribery laws, which often carry substantial penalties. The Company operates in jurisdictions that have experienced governmental and private sector corruption to some degree and, in certain circumstances, strict compliance with anti-bribery laws may conflict with certain local customs and practices. There can be no assurance that the Company’s internal control policies and procedures will always protect it from reckless or other inappropriate acts committed by the Company’s affiliates, employees, agents or companies acquired by or merged with the Company. Violations of these laws, or allegations of such violations, could have a material adverse effect on the Company’s reputation, as well as business, financial position and results of operations and could cause the market value of the Company’s common shares to decline. Investigations by governmental authorities could also have a material adverse effect on the business, consolidated results of operations, and consolidated financial condition of the Company.

Political Instability

The Company operates in multiple jurisdictions, including in geographic regions which may be subject to a greater risk of political instability, geopolitical upheaval and social unrest. The Company’s ability to carry on its business in the normal course may be adversely affected by political and economic considerations such as civil unrest, war (including in neighbouring states), terrorist actions, labour disputes, corruption, sovereign risk (including coup d’état), political instability, the failure of foreign parties or governments to honour contractual relations, consents, rejections or waivers granted, changing government regulations with respect to cryptocurrency mining including environmental requirements, taxation, foreign investments, income repatriation and capital recovery (which changes may be arbitrary and with little or no notice), severe fluctuations in currency exchange and inflation rates, import and export restrictions, problems renewing licenses and permits, opposition to cryptocurrency mining from non-governmental organizations, increased financing costs, instability due to economic under-development, inadequate infrastructure, and the expropriation of property interests. Any of these events could result in conditions that have a material adverse impact on the Company and its operations.

Third-party Supplier Risks

The Company enters into contracts with a limited number of third-party suppliers to procure Mining hardware. If any of those suppliers is unable to or otherwise does not fulfill, or does not fulfill in a timely manner, its obligations to the Company for any reason (including, but not limited to, bankruptcy, computer or other technological interruptions or failures, personnel loss, negative regulatory actions, or acts of God) or engages in fraud or other misconduct during the course of such relationship, the Company may need to seek alternative third-party suppliers, or discontinue certain products or programs in their entirety. In addition, the Company may in the future be held directly or indirectly responsible, or be otherwise subject to liability, for actions or omissions of third parties undertaken in connection with the Company’s arrangement with such third parties. Any such responsibility or liability in the future may have a material adverse effect on the Company’s business and financial results.

Potential of Bitfarms Being Classified as a Passive Foreign Investment Company

Generally, if for any taxable year 75% or more of the Company’s gross income is passive income, or at least 50% of the average quarterly value of the Company’s assets are held for the production of, or produce, passive income, the Company would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. The Company does not believe it was a PFIC for 2022 and does not expect to be a PFIC for 2023; however, PFIC status is determined annually, and whether the Company will be a PFIC for any future taxable year is uncertain. Moreover, the Company is not committing to determine whether it is or is not a PFIC on an annual basis. If the Company is characterized as a PFIC, United States holders of Common Shares may suffer adverse tax consequences, including the treatment of gains realized on the sale of Common Shares as ordinary income, rather than as capital gain, the loss of the preferential income tax rate applicable to dividends received on Common Shares by individuals who are United States holders, and the addition of interest charges to the tax on such gains and certain distributions. A United States shareholder of a PFIC generally may mitigate these adverse U.S. federal income tax consequences by making a Qualified Electing Fund (“QEF”) election or, to a lesser extent, a mark-to-market election. The Company does not intend to provide the information necessary for United States shareholders to make a QEF election if the Company is classified as a PFIC for any year.

Pandemic and Infectious Disease Risk (including COVID-19)

Pandemic risk is the risk of large-scale outbreaks of infectious diseases that can greatly increase morbidity and mortality over a wide geographic area and cause significant social and economic disruption. Pandemics, epidemics or outbreaks of an infectious disease in Canada or worldwide could have an adverse impact on the Company’s business, including changes to the way the Company and its counterparties operate, and on the Company’s financial results and condition. In March 2020, the World Health Organization declared COVID-19 a pandemic. The global response to the pandemic is constantly evolving, including various measures implemented at the global, national, provincial and local levels.

Although many health and safety restrictions have been lifted, certain adverse consequences of the pandemic continue to impact the macroeconomic environment and may continue to persist. The growth in economic activity and demand for goods and services, alongside labor shortages and supply chain complications and/or disruptions, has also contributed to rising inflationary pressures. Further, COVID-19 has contributed to cryptocurrency price volatility and delays in the Company’s receipt of Mining hardware and electrical components. The final outcome and/or potential duration of the economic disruption that resulted from the onset and subsequent recovery from COVID-19 remains uncertain at this time, and the financial markets continue to be impacted. Despite the decreased severity of the pandemic in recent months and the decreased global travel restrictions, the Company cannot accurately predict the impact that COVID-19 will have on its future revenue and business undertakings, due to uncertainties relating to future outbreaks and potential new variants of COVID-19, and their duration. The Company has been operating, and is expected to continue to operate, throughout the pandemic.

The duration and impact of the COVID-19 outbreak is unknown at this time, as is the efficacy of the government interventions. At the onset of the COVID-19 pandemic in March 2020, governments and regulatory bodies in affected areas imposed a number of measures designed to contain the COVID-19 pandemic, including widespread business closures, social distancing protocols, travel restrictions, quarantines, curfews and restrictions on gatherings and events. While substantially all containment measures in Canada have been lifted, additional safety precautions and operating protocols aimed at containing the spread of COVID-19 may be instituted in line with guidance of public health authorities. Additional waves of the COVID-19 pandemic, together with the emergence of new COVID-19 variant strains, may lead to the imposition of containment measures to varying degrees in many regions within Canada and globally. Although the impact of COVID-19 appears to be less severe and government interventions appears to be minimal compared to the beginning of the pandemic, it is not possible to reliably estimate the length and severity of these developments as well as the impact on the financial results and condition of the Company and its operating subsidiaries in future periods. The extent to which the Company’s business and financial condition will continue to be affected by the COVID-19 pandemic will depend on future developments including the spread of variants, efficacy of vaccines against new variants, the vaccination progress and the impact of related controls and restrictions imposed by government authorities.

Risks Related to Emerging Markets

Emerging Market Risks

The Company conducts Mining operations in various jurisdictions, including in Argentina and Paraguay, which are emerging markets. Investing in a company with operations in emerging markets involves inherent risks, which may include: (i) expropriation or nationalization of property; (ii) changes in laws or policies or increasing legal and regulatory requirements of particular countries, including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies and practices; (iii) uncertain political and economic environments, war, terrorism, sabotage and civil disturbances; (iv) lack of certainty with respect to legal systems, corruption and other factors that are inconsistent with the rule of law; (v) delays in obtaining or the inability to obtain or maintain necessary governmental permits or to operate in accordance with such permits or regulatory requirements; (vi) import and export regulations, including restrictions on the import of miners and other equipment relevant to the Company’s Mining operations; (vii) limitations on the repatriation of earnings and other forms of currency controls, monetary restrictions and limitations under economic policies; (viii) underdeveloped industrial or economic infrastructure; (ix) internal security issues; (x) increased financing costs; (xi) renegotiation, cancellation or forced modification of existing contracts; and (xii) risk of loss due to disease, and other potential medical endemic or pandemic issues, as a result of the potential related impact to employees, disruption to operations, supply chain delays, trade restrictions and impact on economic activity in affected countries or regions.

There can be no guarantee that one or more of the events described above will not occur in the future and the impact of such event or events on the Company’s operations cannot be accurately predicted at this time. The occurrence of one or more such events may have a material adverse effect on the Company’s operations in the affected jurisdiction or jurisdictions, including, but not limited to, disruptions to its operations, the loss of property, unprofitability of its operations, protracted legal and regulatory proceedings, and other penalties or sanctions.

Economic Volatility and other Challenges in Argentina and / or Paraguay

The profitability of the Company’s Mining operations in Argentina and Paraguay and the Company’s ability to continue such operations depend in part upon local economic, social and/or political conditions, which, in turn, may affect the Company’s business, financial position and results of operations. Adverse external economic factors; inconsistent fiscal and monetary policies; dependence of governments on external financing; changes in governmental economic policies; high levels of inflation; abrupt changes in currency values; high interest rates; volatility of exchange rates; political and social tensions; exchange controls; wage and price controls; the imposition of trade barriers; and trade shock are examples of economic and social conditions over which the Company has no control and which may have an adverse effect on the Company’s operations in those geographies and, given the materiality to the Company of such operations, may adversely affect the Company’s business, financial condition, results of operations, cash flows and prospects.

Vulnerability of Argentina and Paraguay Economies to External Shocks

Weak, flat or negative economic growth or changes in international trade policy of the major trading partners of Argentina and Paraguay could adversely affect its balance of payments and, consequently, its economic growth.

Argentina in particular has experienced significant political and social economic instability in the past and may experience further instability in the future. For instance, in 2001 and 2002, Argentina suffered a major political, economic and social crisis which resulted in institutional instability and a severe contraction of the economy with significant increases in unemployment and poverty rates. Among other consequences, the crisis caused a large currency devaluation and led to the government of Argentina defaulting on its external debt. In response, the government of Argentina implemented a series of emergency measures, including strict foreign exchange restrictions and monthly limits on bank withdrawals, which affected public companies and other sectors of Argentina’s economy. Despite a brief recovery from that crisis, since 2008, Argentina has struggled to curb strong inflationary pressures and growth stagnated starting in 2012.

The economic conditions in Argentina and Paraguay are dependent on a variety of factors, including, but not limited to, the following: (i) international demand for Argentina’s and Paraguay’s principal exports; (ii) international prices for Argentina’s and Paraguay’s principal commodity exports; (iii) stability and competitiveness of the currencies of Argentina and Paraguay with respect to foreign currencies; competitiveness and efficiency of domestic industries and services; (iv) levels of domestic consumption and foreign and domestic investment and financing; and (v) the rate of inflation. Any difficulties faced by the economies or financial condition of Argentina and Paraguay could have a material adverse effect on companies operating in Argentina and Paraguay, including the Company.

Impacts of Corruption and Anti-Corruption Laws in Operating Jurisdictions

The Company is subject to anti-corruption, anti-bribery, anti-money laundering and other international laws and regulations and is required to comply with the applicable laws and regulations of each jurisdiction in which the Company operates. In general, these laws prohibit improper payments or offers of payments to governments and their officials, political parties, state-owned or controlled enterprises, and/or private entities and individuals for the purpose of obtaining or retaining business. In addition, the Company is subject to economic sanctions regulations that restrict its dealings with certain sanctioned countries, individuals and entities.

Certain of the Company’s operations are located in Argentina and Paraguay, which are jurisdictions perceived as having relatively high levels of corruption. The Company’s activities in these countries increase the risk of, or potential for, unauthorized payments or offers of payments by one of the Company’s employees, contractors or agents that could be in violation of various laws including anti-bribery laws applicable to the Company. In addition, the Company’s ability to secure permits, renewals or other government approvals required to maintain its operations could be negatively impacted by corruption in one or more governmental institutions in Argentina and Paraguay.

The Company has adopted various measures that mandate compliance with applicable anti-corruption, anti-bribery, and anti-money laundering laws, and has implemented training programs, compliance controls and procedures, and reviews and audits to ensure compliance with such laws; however, there can be no assurance that the Company’s internal controls and procedures will be sufficient to prevent or detect all inappropriate practices, fraud or violations of such laws, regulations and requirements by the Company’s affiliates, employees, directors, officers, partners, agents and service providers, or that any such persons will not take actions in violation of the Company’s policies and procedures, for which the Company may be ultimately responsible.

Any violations of anti-bribery and anti-corruption laws or sanctions regulations by the Company or on its behalf could have a material adverse effect on its business, reputation, results of operations and financial condition. The Company cannot predict the nature, scope or effect of future anti-corruption regulatory requirements to which its operations might be subject, the manner in which existing laws might be administered or interpreted or the impact on the Company of any violation of the same.

Unpredictability of Tax Rates, Capital Controls and Foreign Exchange Restrictions in Argentina

The imposition and application of federal, provincial and other local taxation to which businesses located in Argentina are subject may change frequently and without notice. If any taxation authority takes a position or adopts an interpretation that differs from those adopted by the Company, the Company could become subject to unanticipated tax liabilities and cost increases, which could negatively affect its financial condition and results of operations.

For instance, in 2018, the government of Argentina introduced a decree imposing a temporary tax on all exports from Argentina. The tax was introduced as an emergency measure due to the significant devaluation of the Argentinean peso during 2018. In December 2019, the government of Argentina approved a law delaying a scheduled corporate tax rate decrease from 30% to 25% to the end of 2020, followed by the government submitting a bill in order to maintain the 30% rate until the end of 2021, and extending the temporary export tax introduced in September 2018 to the end of 2021. Furthermore, the decree suspended the increase in the dividend withholding tax from 7% to 13% until January 2021. In June 2021, the National Government passed an amendment to the corporate income tax rate, increasing it from a flat rate of 25% to a progressive scale, with a maximum rate of 35% for certain types of companies.

Changes in taxes, capital controls, and foreign exchange regulations in Argentina and the other jurisdictions in which the Company operates are beyond the Company’s control. Increased tax rates, or the imposition of stricter capital controls or foreign exchange regulations, could increase the operating costs at the Company’s Mining facilities, prevent or restrict development and production at new or contemplated facilities, and constrain the Company’s ability to receive distributions from its subsidiaries in those jurisdictions.

Risks Related to the Offering of Securities

Discretion Over Use of Proceeds

The Company intends to allocate the net proceeds it will receive from an offering under this prospectus as described under “Use of Proceeds” in this prospectus and the applicable prospectus supplement; however, the Company will have discretion in the actual application of the net proceeds. The Company may elect to allocate the net proceeds differently from that described in “Use of Proceeds” in this prospectus and the applicable prospectus supplement if the Company believes it would be in the Company’s best interests to do so. The failure by the Company to apply these funds effectively could have a material adverse effect on the business of the Company.

Absence of a Public Market for Certain of the Securities

There is no public market for the debt securities, warrants, subscription receipts, securities purchase contracts or units and, unless otherwise specified in the applicable prospectus supplement, the Company does not intend to apply for listing of the debt securities, warrants, subscription receipts, securities purchase contracts or units on any securities exchanges. If the debt securities, warrants, subscription receipts, securities purchase contracts or units are traded after their initial issuance, they may trade at a discount from their initial offering prices depending on prevailing interest rates (as applicable), the market for similar securities and other factors, including general economic conditions and the Company’s financial condition. There can be no assurance as to the liquidity of the trading market for the debt securities, warrants, subscription receipts, share purchase contracts or units, or that a trading market for these securities will develop at all.

Unsecured Debt Securities

The Company carries on its business through corporate subsidiaries and the majority of its assets are held in corporate subsidiaries. The Company’s results of operations and ability to service indebtedness, including the debt securities, are dependent upon the results of operations of these subsidiaries and the payment of funds by these subsidiaries to the Company in the form of loans, dividends or otherwise. Unless otherwise indicated in the applicable prospectus supplement, the Company’s subsidiaries will not have an obligation to pay amounts due pursuant to any debt securities or to make any funds available for payment on debt securities, whether by dividends, interest, loans, advances or other payments. In addition, the payment of dividends and the making of loans, advances and other payments to the Company by its subsidiaries may be subject to statutory or contractual restrictions. Unless otherwise indicated in the applicable prospectus supplement, the indentures governing the Company’s debt securities are not expected to limit the Company’s ability or the ability of its subsidiaries to incur indebtedness. Unless otherwise indicated in the applicable prospectus supplement, such indebtedness of the Company’s subsidiaries would be structurally senior to the debt securities. As such, in the event of the liquidation of any subsidiary, the assets of the subsidiary would be used first to repay the obligations of the subsidiary, including indebtedness and trade payables, prior to being used by the Company to pay its indebtedness, including any debt securities. See “DESCRIPTION OF DEBT SECURITIES”.

Effect of Changes in Interest Rates on Debt Securities

Prevailing interest rates will affect the market price or value of any debt securities. The market price or value of any debt securities may decline as prevailing interest rates for comparable debt instruments rise, and the market price may increase as prevailing interest rates for comparable debt instruments decline.

Effect of Fluctuations in Foreign Currency Markets on Debt Securities

Debt securities denominated or payable in foreign currencies may entail significant risk. These risks include, without limitation, the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential liquidity restrictions in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

Trading Price of Common Shares and Volatility

In recent years, the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly those in cryptocurrency-focused businesses and those considered development stage companies (such as the Company), have experienced wide fluctuations in price. The market price of the Common Shares fluctuates significantly in response to a number of factors, most of which the Company cannot control and many of which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. In particular, the trading price of the Common Shares is in many cases directly tied to the price of Bitcoin. Other factors that may impact the trading price of the Common Shares include:

●	variations in the Company’s financial results or those of companies that are perceived to be similar to the Company;

●	actions by the Company or its competitors, such as acquisitions, bankruptcies or restructurings;

●	additions or departures of key management personnel;

●	legal proceedings involving the Company, the cryptocurrency industry, or both;

●	legislative or regulatory actions;

●	changes in market valuations of companies similar to the Company;

●	the prospects of and changes affecting participants in the cryptocurrency industry;

●	actions by the Company’s shareholders;

●	speculation or reports by the press or investment community with respect to the Company or the cryptocurrency industry in general;

●	changes in the pricing or availability of hydro-electricity, natural gas and other sources of energy;

●	general economic, regulatory, market and political conditions; and

●	other risks, uncertainties and factors described in these risk factors.

The stock markets in general have often experienced volatility that has sometimes been unrelated or disproportionate to the operating performance of particular companies. These broad market fluctuations have caused, and may continue to cause, the trading price of the Common Shares to decline. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on the Company’s ability to access capital, on its business, financial condition, results of operations, cash flow and prospects, and on the market price of the Common Shares. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been brought against that company. The Company may become involved in this type of litigation in the future. Litigation of this type may be expensive to defend and may divert management’s attention and resources from the operation of the Company’s business.

In addition, since the Common Shares currently trade on the Nasdaq Global Market, the Company must comply with Nasdaq’s continued listing requirements to avoid the Common Shares being delisted. A delisting from Nasdaq would result in lower trading volumes for the Common Shares, transaction delays, and could result in security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for the Common Shares.

Forward Looking Statements

Some statements contained in this prospectus are not historical facts, but rather are forward looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results, accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production, delays in development activities, political risks, the inherent uncertainty or production fluctuations and failure to obtain adequate financing on a timely basis.

USE OF PROCEEDS

Unless we otherwise indicate in a prospectus supplement relating to a particular offering, we currently intend to use the net proceeds from the sale of our securities for general corporate purposes including funding ongoing operations and/or working capital requirements, placing deposits and guarantees as required by energy providers, repaying indebtedness outstanding from time to time, completing acquisitions and mergers to increase mining capacity, expanding existing mining operations and for other corporate purposes as set forth in the prospectus supplement relating to the offering of the securities. The Company will not receive any proceeds from the sale of Securities by any Selling Securityholder.

More detailed information regarding the use of proceeds from the sale of securities, including any determinable milestones at the applicable time, will be described in a prospectus supplement and will include reasonable detail of the principal purposes of the proposed use of net proceeds in accordance with the requirements of Section 4.2 of Form 44-101F1 – Short Form Prospectus (“Form 44-101F1”), as well as the business objectives expected to be accomplished using the net proceeds of such offering and each significant event that must occur to accomplish such business objective, including the cost thereof, in accordance with Section 4.7 of Form 44-101F1. We may also, from time to time, issue securities otherwise than pursuant to a prospectus supplement to this prospectus. All expenses relating to an offering of securities and any compensation paid to underwriters, dealers or agents, as the case may be, will be paid out of the proceeds from the sale of such securities, unless otherwise stated in the applicable prospectus supplement.

During the 2022 financial year, the Company had positive annual cash flow from operations. However, the Company expects cash flow from operations to be variable due to the volatile nature of the cryptocurrency markets and the price of Bitcoin. In the event the Company experiences negative operating cash flow, the Company, among other actions, may reduce expenses or sell assets, particularly Bitcoin, to generate sufficient cash to meet its obligations as they come due.

As of September 30, 2023, the Company had cash on hand of $46.8 million and 703 Bitcoin with an approximate value of $19.0 million for a total of $65.8 million of cash and cryptocurrency. The Company’s planned capital expenditures over the next 18 months are anticipated to be approximately $100 million to $375 million. The Company expects to use the proceeds raised in offerings under this prospectus to fund the acquisition and buildout of mining and data centre infrastructure and to procure new Miners to achieve its March 31, 2024, hashrate goal of at least 7.0 Exahash/second (“EH/s”) as well as future growth, performance, and efficiency objectives.

The Company anticipates utilizing proceeds from any offering hereunder over the next 18 months to consummate acquisitions of greenfield and existing mining operations, and to fund the building and upgrading of acquired operations as well as the procurement of new Miners to achieve growth above the Company’s existing EH/s goal. Specific use of proceeds could include $15 million for the remaining buildout of, and the procurement of Miners for, the 22 MW Baie Comeau opportunity, up to $11 million for the infrastructure and $35 million for new Miners associated with a second facility in Argentina of up to 55 MW, if the Company elects to do so, and up to an additional $100 million for building the infrastructure and procuring new Miners, if the Company elects to do so, for two additional facilities with total mining capacity of an incremental 100 MW, resulting in capacity of up to 210 MW in total in Argentina. The proceeds may also include up to $195 million for the acquisition of, buildout of infrastructure, and procurement of Miners for multiple sites in Paraguay aggregating as much as 150 MW. The Company may also apply as much as $100 million of proceeds to acquire, upgrade, and expand existing Bitcoin mining facilities in, Canada, the United States, Paraguay and elsewhere in which it is in an exploratory phase, preliminary discussions or advanced negotiations. The Company anticipates outlaying up to $240 million over the next 12 months.

To achieve the Company’s stated hashrate goal of 7.0 EH/s, the Company expects that it will be necessary to complete the installation of the 20 MW of hydro containers and procure Miners for those containers at the Paso Pe facility in Paraguay.

As part of its operating and financing strategy, the Company plans to continue to retain some or all of the Bitcoin it earns throughout 2023 and 2024. See “CONSOLIDATED CAPITALIZATION”.

The Company anticipates that its existing financial resources, excluding any proceeds raised under this prospectus, will be sufficient to maintain its current level of operations and complete the buildout of the Baie-Comeau operations up to 22 MW at an expected total cost of approximately $9 million. In order to achieve this business objective, the Company may liquidate or borrow against the Bitcoin that have been accumulated as well as Bitcoin generated from ongoing operations, which may or may not be possible on commercially attractive terms. The Company used purchase credits with a major Miner manufacturer totaling $19 million during the three months ended September 30, 2023 to purchase new Miners and related equipment, reducing the cash requirements.

See “RISK FACTORS – Risks Related to the Offering of Securities – Discretion over use of proceeds”.

Business Objectives and Milestones

The Company’s primary objective is to increase shareholder value by expanding and improving operations and maintaining its position as one of the largest publicly traded cryptocurrency mining and data center companies in the world. Specifically, the Company intends to expand its operations through the purchase of newer generations of cryptocurrency mining equipment, scaling up the capacity of its existing facilities and acquiring or establishing new facilities. The extent of the Company’s ability to expand its operations will depend, in part, on its ability to raise funds to finance the expansion.

The following are the milestones over the next eighteen months and their associated estimated costs set out by the Company as of the date hereof. These milestones may be modified or otherwise change dependent upon, among other things, prevailing market conditions and changing economics of bitcoin mining including the impact of developments in the regulatory environment and respective tax regimes. These estimated costs and timelines may change based on, among other things, the prevailing price of Bitcoin, network difficulty, supply of cryptocurrency mining equipment, supply of electrical and other supporting infrastructure equipment, construction materials, currency exchange rates, and the Company’s ability to fund the underlying initiatives:

●	Complete the buildout of up to the full 22 MW capacity in Baie Comeau for $9 million and the procurement and implementation of approximately 6,500 Miners, new and repositioned from other Bitfarms’ facilities, for a total cost of $6 million, including the replacement cost of Miners repositioned from other facilities;

●	Complete the infrastructure to draw upon an additional 55 MW in Argentina over the next six to twelve months for $11 million, excluding the approximate $6 million already incurred, and procure and install approximately 14,000 new Miners at an estimated cost, including shipping and transportation costs and import duties, of up to $35 million;

●	Complete various greenfield and expansion projects in Paraguay for as much as 220 MW over the next twelve to fifteen months for $195 million to $294 million, including $46 million to $68 million for infrastructure buildout, $136 million to $205 million for Miners and $13 million to $21 million for electricity guarantees; and

●	Continue to pursue and secure expansion opportunities in Canada, the United States, Argentina and Paraguay. The Company estimates that for each additional EH of operating capacity, the cost of building infrastructure of the facility will be approximately $200,000 to $400,000 per MW and the cost of new Miners, including shipping and transportation costs and import duties will be approximately $15 million to $22 million. These estimates are based on Miners with a current cost of $15 to $22 per TH, including shipping and transportation costs and import duties.

The following table summarizes the Company’s business objectives, its plan for completing the objective, the current status of the objective, the expenditures made as of the date hereof, the anticipated future expenditures, and the timing of completing the objective.

Objective	Description	Plan	Current Status	Expen-ditures to Date	Anticipated Future Expenditures	Anticipated Timing of Completion
Operationalize Baie-Comeau(1)	Acquisition and buildout of Baie-Comeau facility	Operationalize 11 MW in the second half of 2024 for 22 MW total	Not started	Nil	$15 million	Second half of 2024
Develop Second 55 MW facility in Argentina(2)	Procurement of miners and buildout of facility	Buildout the infrastructure and acquire Miners to fully utilize 55 MW facility	On pause pending further assessment in light of recent national political and economic developments and impact of the Bitcoin Halving	Nil	$46 million (infrastructure and mining hardware)	During or after 2024
Third and fourth 50 MW facilities in Argentina(2)	Procurement of miners and buildout of facility	Buildout the infrastructure and acquire Miners to fully utilize both 50-55 MW facilities	Not started	Nil	$100 million (infrastructure and mining hardware)	During or after 2024
Paso Pe facility in Paraguay(2)	Buildout of facility	Buildout of the infrastructure for 50 MW to 70 MW facility to utilize hydro containers and miners ordered using vendor credits	In progress	$6 million	$81 million (infrastructure, miners and electricity deposit)	During first quarter of 2024
Yguazu facility in Paraguay(2)	Procurement of miners and buildout of facility	Buildout the infrastructure and acquire Miners to fully utilize 80 MW to 150 MW facility	Not started	$0.5 million	$114 million to $213 million (infrastructure, mining hardware, and electricity deposit)	During or after 2024
Expansion in Canada, US, Paraguay and elsewhere(2)	Acquisition, procurement of Miners and buildout of facilities	Evaluate opportunities to expand the Company’s hashrate	Exploratory and assessment phase	Nil	$100 million (infrastructure and mining hardware)	During or after 2024

Notes:

(1)	The Company anticipates being able to accomplish this milestone without additional financing. A significant decrease in Bitcoin price may impact the Company’s ability to accomplish this milestone whether the Company obtains additional financing or not.
(2)	The Company anticipates requiring additional financing to complete this milestone in addition to the funds raised under this Prospectus to complete the milestone. The Company will only complete this milestone if and when additional financing has been obtained.

2021 Business Objectives and Milestones

The following table describes the business objectives and milestones from the short form base shelf prospectus dated August 12, 2021 and the prospectus supplement dated August 16, 2021, the progress of achieving these milestones and a comparison of the proceeds used against the estimated costs.

Business Objective	Current status	Original estimated costs	Proceeds used as of September 30, 2023
Buildout of additional 78 MW of electrical infrastructure in Quebec by the first quarter of 2022	Completed in Q4 2022	$10 million	A. Cowansville expansion (17 MW): $0.6 million B. Sherbrooke expansion (78 MW): $22.2 million
Acquire mining equipment to achieve 3 EH/s of computing power by the first quarter of 2022	Completed in Q2 2022	$45 million	A. MicroBT Miners: $126.3 million B. Bitmain Miners: $29.3 million
Commence the engineering procurement and construction activity in the second half of 2021 with expected completion in 2022 of a major mining facility to exploit a 210 MW non-binding memorandum of understanding entered into with a South American energy producer, a portion of which is at $0.022/KwH.	First 55 MW facility constructed in Q3 2022 and completed in Q4 2023.	$55 million	Argentina expansion, net of gain on disposition of marketable securities (first 50 MW facility) $51.0 million
Achieve the Company’s target of 8.0 EH/s by the end of 2022	The Company revised this target to reach 7.0 EH/s by March 31, 2024. Without considering any outstanding deposit balances, the Company estimates that it would cost approximately $21 million per additional EH based on a current Miner cost of $15 per TH.	Mining equipment: $215 million to $235 million
Engage with the Quebec government as well as other governmental and private sector energy suppliers to secure operating sites capable of housing a 50 MW or larger mining facility	Completed. However, the Company continues to look for opportunities to expand its mining operations	N/A	A. Washington expansion (20 MW): $27.2 million B. Paraguay expansion (10 MW): $3.2 million

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s consolidated capitalization since the date of the Company’s most recently filed financial statements which have not been disclosed in this prospectus or the documents incorporated by reference. The applicable prospectus supplement will describe any material changes, and the effect of such material changes on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to each prospectus supplement.

PRIOR SALES

Information in respect of the Company’s Common Shares that we issued within the previous twelve-month period, including Common Shares that we issued upon the exercise of stock options of the Company (“Options”) will be provided as required in a prospectus supplement with respect to the issuance of securities pursuant to such prospectus supplement.

TRADING PRICE AND VOLUME

The Common Shares are listed and posted for trading on the Nasdaq and on the TSX under the symbol “BITF”. Trading price and volume information for the Company’s securities will be provided as required in each prospectus supplement to this prospectus.

EARNINGS COVERAGE

If the Company offers debt securities having a term to maturity in excess of one year under this prospectus and any applicable prospectus supplement, the applicable prospectus supplement will include earnings coverage ratios giving effect to the issuance of such securities.

DESCRIPTION OF SHARE CAPITAL

Overview

The authorized capital of the Company consists of an unlimited number of Common Shares without par value and an unlimited number of preferred shares without par value. As of the date hereof, there are 277,684,000 Common Shares and no preferred shares issued and outstanding.

As of the date of this prospectus, there were: (i) 19,000,000 Common Shares issuable upon the exercise of outstanding stock options of the Company (“Options”) at a weighted average exercise price of C$1.85 and (ii) 19,153,000 Common Shares reserved for issuance on exercise of 19,153,000 issued and outstanding Common Share purchase warrants of the Company with a weighted average exercise price of US$4.21 and (iii) 258,000 RSUs, for a total of 316,095,000 Common Shares on a fully-diluted basis.

Common Shares

All of the Common Shares rank equally as to voting rights, participation in a distribution of the assets of the Company in a liquidation, dissolution or winding-up of the Company and entitlement to any dividends declared by the Company. The holders of the Common Shares are entitled to receive notice of, and to attend and vote at, all meetings of shareholders (other than meetings at which only holders of another class or series of shares are entitled to vote).

Each Common Share carries the right to one vote. Subject to the rights, privileges, restrictions and conditions attached to the preferred shares of the Company, in the event of the liquidation, dissolution or winding-up of the Company, or upon any distribution of the assets of the Company among shareholders being made (other than by way of dividend out of monies properly applicable to the payment of dividends) the holders of the Common Shares are entitled to share equally.

Subject to the rights, privileges, restrictions and conditions attached to the preferred shares of the Company, the holders of the Common Shares are entitled to receive any dividends declared by the Company in respect of the Common Shares.

Any alteration of the rights attached to our Common Shares must be approved by at least two-thirds of the Common Shares voted at a meeting of our shareholders. Provisions as to the modification, amendment or variation of such rights or provisions are contained in the Company’s articles and in the Canada Business Corporations Act.

Preferred Shares

Preferred shares of the Company do not give the holders any right to receive notice of or vote at general or special meetings of the Company. As of the date of this prospectus, no preferred shares were issued and outstanding.

DESCRIPTION OF DEBT SECURITIES

In this section describing the debt securities, the terms “Company” and “Bitfarms” refer only to Bitfarms Ltd. without any of its subsidiaries.

The following description of the terms of debt securities sets forth certain general terms and provisions of debt securities in respect of which a prospectus supplement may be filed. The particular terms and provisions of debt securities offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such debt securities. Prospective investors should rely on information in the applicable prospectus supplement if it is different from the following information.

Debt securities may be offered separately or in combination with one or more other securities of the Company. The Company may, from time to time, issue debt securities and incur additional indebtedness other than through the issue of debt securities pursuant to this prospectus. Convertible debt securities offered under this prospectus may only be convertible into other securities of the Company.

The Company will deliver, along with this prospectus, an undertaking to the securities regulatory authority in each province and territory of Canada that the Company will, if any debt securities are distributed under this prospectus and for so long as such debt securities are issued and outstanding, file the periodic and timely disclosure of any credit supporter similar to the disclosure required under Section 12.1 of Form 44-101F1.

Any prospectus supplement offering guaranteed debt securities will comply with the requirements of Item 12 of Form 44-101F1 or the conditions for an exemption from those requirements and will include a certificate from each credit supporter as required by section 21.1 of Form 44-101F1 and section 5.12 of NI 41-101. Debt securities, if offered, may be guaranteed by an affiliate or an associate of the Company.

The debt securities will be issued under one or more indentures (each, a “Trust Indenture”), in each case between the Company and a financial institution or trust company organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee (each, a “Trustee”).

The following description sets forth certain general terms and provisions of the debt securities and is not intended to be complete. The particular terms and provisions of the debt securities and a description of how the general terms and provisions described below may apply to the debt securities will be included in the applicable prospectus supplement. The following description is subject to the detailed provisions of the applicable Trust Indenture. Accordingly, reference should also be made to the applicable Trust Indenture, a copy of which will be filed by the Company with the securities commissions or similar regulatory authorities in applicable Canadian offering jurisdictions, after it has been entered into, and will be available electronically at www.sedarplus.ca.

General

The applicable Trust Indenture will not limit the aggregate principal amount of debt securities that may be issued under such Trust Indenture and will not limit the amount of other indebtedness that the Company may incur. The applicable Trust Indenture will provide that the Company may issue debt securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be unsecured obligations of the Company.

The Company may specify a maximum aggregate principal amount for the debt securities of any series and, unless otherwise provided in the applicable prospectus supplement, a series of debt securities may be reopened for issuance of additional debt securities of such series. The applicable Trust Indenture will also permit the Company to increase the principal amount of any series of the debt securities previously issued and to issue that increased principal amount.

Any prospectus supplement for debt securities supplementing this prospectus will contain the specific terms and other information with respect to the debt securities being offered thereby, including, but not limited to, the following:

●	the designation, aggregate principal amount and authorized denominations of such debt securities;

●	the percentage of principal amount at which the debt securities will be issued;

●	whether payment on the debt securities will be senior or subordinated to other liabilities or obligations of the Company;

●	the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the debt securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal and any premium on the debt securities and the portion (if less than the principal amount) of debt securities to be payable upon a declaration of acceleration of maturity;

●	whether the debt securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined or extended;

●	the place or places the Company will pay principal, premium, if any, and interest, if any, and the place or places where debt securities can be presented for registration of transfer or exchange;

●	whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the debt securities, and whether and on what terms the Company will have the option to redeem the debt securities rather than pay the additional amounts;

●	whether the Company will be obligated to redeem or repurchase the debt securities pursuant to any sinking or purchase fund or other provisions, or at the option of a holder, and the terms and conditions of such redemption;

●	whether the Company may redeem the debt securities at its option and the terms and conditions of any such redemption;

●	the denominations in which the Company will issue any registered and unregistered debt securities;

●	the currency or currency units for which debt securities may be purchased and the currency or currency units in which the principal and any interest is payable (in either case, if other than Canadian dollars) or if payments on the debt securities will be made by delivery of Common Shares or other property;

●	whether payments on the debt securities will be payable with reference to any index or formula;

●	if applicable, the ability of the Company to satisfy all or a portion of any redemption of the debt securities, any payment of any interest on such debt securities or any repayment of the principal owing upon the maturity of such debt securities through the issuance of securities of the Company or of any other entity, and any restriction(s) on the persons to whom such securities may be issued;

●	whether the debt securities will be issued as global securities (defined below) and, if so, the identity of the depositary (defined below) for the global securities;

●	whether the debt securities will be issued as unregistered securities (with or without coupons), registered securities or both;

●	the periods within which and the terms and conditions, if any, upon which the Company may redeem the debt securities prior to maturity and the price or prices of which, and the currency or currency units in which, the debt securities are payable;

●	any events of default or covenants applicable to the debt securities;

●	any terms under which debt securities may be defeased, whether at or prior to maturity;

●	whether the holders of any series of debt securities have special rights if specified events occur;

●	any mandatory or optional redemption or sinking fund or analogous provisions;

●	the terms, if any, for any conversion or exchange of the debt securities for any other securities of the Company;

●	if applicable, any transfer restrictions;

●	rights, if any, on a change of control;

●	provisions as to modification, amendment or variation of any rights or terms attaching to the debt securities;

●	the Trustee under the Trust Indenture pursuant to which the debt securities are to be issued; whether the Company will undertake to list the debt securities of the series on any securities exchange or automated interdealer quotation system; and

●	any other terms, conditions, rights and preferences (or limitations on such rights and preferences) including covenants and events of default which apply solely to a particular series of the debt securities being offered which do not apply generally to other debt securities, or any covenants or events of default generally applicable to the debt securities which do not apply to a particular series of the debt securities.

The Company reserves the right to include in a prospectus supplement specific terms pertaining to the debt securities which are not within the options and parameters set forth in this prospectus. In addition, to the extent that any particular terms of the debt securities described in a prospectus supplement differ from any of the terms described in this prospectus, the description of such terms set forth in this prospectus shall be deemed to have been superseded by the description of such differing terms set forth in such prospectus supplement with respect to such debt securities.

Unless stated otherwise in the applicable prospectus supplement, no holder of debt securities will have the right to require the Company to repurchase the debt securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or has a change of control.

The Company may issue debt securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance and offer and sell these securities at a discount below their stated principal amount, in which case, the Company will include in the applicable prospectus supplement the effective yield if held to maturity. The Company may also sell any of the debt securities for a foreign currency or currency unit, and payments on the debt securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal income tax consequences and other special considerations in the applicable prospectus supplement.

Unless otherwise indicated in the applicable prospectus supplement, the Company may issue debt securities with terms different from those of debt securities previously issued and, without the consent of the holders thereof, reopen a previous issue of a series of debt securities and issue additional debt securities of such series.

Original purchasers of debt securities which are convertible into or exchangeable for other securities of the Company will be granted a contractual right of rescission against the Company in respect of the purchase and conversion or exchange of such debt security. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the debt security and the amount paid upon conversion or exchange, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion or exchange takes place within 180 days of the date of the purchase of the convertible or exchangeable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible or exchangeable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

Ranking and Other Indebtedness

Unless otherwise indicated in an applicable prospectus supplement, the debt securities will be direct unsecured obligations of the Company. The debt securities will be senior or subordinated indebtedness of the Company as described in the applicable prospectus supplement. If the debt securities are senior indebtedness, they will rank equally and ratably with all other unsecured indebtedness of the Company from time to time issued and outstanding which is not subordinated. If the debt securities are subordinated indebtedness, they will be subordinated to senior indebtedness of the Company as described in the applicable prospectus supplement, and they will rank equally and ratably with other subordinated indebtedness of the Company from time to time issued and outstanding as described in the applicable prospectus supplement. The Company reserves the right to specify in a prospectus supplement whether a particular series of subordinated debt securities is subordinated to any other series of subordinated debt securities.

The Board may establish the extent and manner, if any, to which payment on or in respect of a series of debt securities will be senior or will be subordinated to the prior payment of the Company’s other liabilities and obligations and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed and the nature and priority of any security.

Registration of Debt Securities

Debt Securities in Book Entry Form

Unless otherwise indicated in an applicable prospectus supplement, debt securities of any series may be issued in whole or in part in the form of one or more global securities (“Global Securities”) registered in the name of a designated clearing agency (a “Depositary”) or its nominee and held by or on behalf of the Depositary in accordance with the terms of the applicable Trust Indenture. The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Global Security will, to the extent not described herein, be described in the prospectus supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

Upon the issuance of a Global Security, the Depositary or its nominee will credit, in its book-entry and registration system, the respective principal amounts of the debt securities represented by the Global Security to the accounts of such participants that have accounts with the Depositary or its nominee (“Participants”). Such accounts are typically designated by the underwriters, dealers or agents participating in the distribution of the debt securities or by the Company if such debt securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to Participants or persons that may hold beneficial interests through Participants. With respect to the interests of Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by the Depositary or its nominee. With respect to the interests of persons other than Participants, ownership of beneficial interests in a Global Security will be shown on, and the transfer of that ownership will be effected only through records maintained by Participants or persons that hold through Participants.

So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Global Security for all purposes under the applicable Trust Indenture and payments of principal, premium, if any, and interest, if any, on the debt securities represented by a Global Security will be made by the Company to the Depositary or its nominee. The Company expects that the Depositary or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit Participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Security as shown on the records of such Depositary or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in a Global Security held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants.

Conveyance of notices and other communications by the Depositary to direct Participants, by direct Participants to indirect Participants and by direct and indirect Participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of debt securities may wish to take certain steps to augment transmission to them of notices of significant events with respect to the debt securities, such as redemptions, tenders, defaults and proposed amendments to the Trust Indenture.

Owners of beneficial interests in a Global Security will not be entitled to have the debt securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of such debt securities in certificated non-book-entry form, and will not be considered the owners or holders thereof under the applicable Trust Indenture, and the ability of a holder to pledge a debt security or otherwise take action with respect to such holder’s interest in a debt security (other than through a Participant) may be limited due to the lack of a physical certificate.

No Global Security may be exchanged in whole or in part for debt securities registered, and no transfer of a Global Security in whole or in part may be registered, in the name of any person other than the Depositary for such Global Security or any nominee of such Depositary unless: (i) the Depositary is no longer willing or able to discharge properly its responsibilities as Depositary and the Company is unable to locate a qualified successor; (ii) the Company at its option elects, or is required by law, to terminate the book-entry system through the Depositary or the book-entry system ceases to exist; or (iii) if provided for in the Trust Indenture, after the occurrence of an event of default thereunder (provided the Trustee has not waived the event of default in accordance with the terms of the Trust Indenture), Participants acting on behalf of beneficial holders representing, in aggregate, a threshold percentage of the aggregate principal amount of the debt securities then outstanding advise the Depositary in writing that the continuation of a book-entry system through the Depositary is no longer in their best interest.

If one of the foregoing events occurs, such Global Security shall be exchanged for certificated non-book-entry debt securities of the same series in an aggregate principal amount equal to the principal amount of such Global Security and registered in such names and denominations as the Depositary may direct.

The Company, any underwriters, dealers or agents and any Trustee identified in an accompanying prospectus supplement, as applicable, will not have any liability or responsibility for (i) records maintained by the Depositary relating to beneficial ownership interests in the debt securities held by the Depositary or the book-entry accounts maintained by the Depositary, (ii) maintaining, supervising or reviewing any records relating to any such beneficial ownership interests, or (iii) any advice or representation made by or with respect to the Depositary and contained in this prospectus or in any prospectus supplement or Trust Indenture with respect to the rules and regulations of the Depositary or at the direction of Participants.

Unless otherwise stated in the applicable prospectus supplement, CDS Clearing and Depository Services Inc. or its successor will act as Depositary for any debt securities represented by a Global Security.

Debt Securities in Certificated Form

A series of the debt securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Unless otherwise indicated in the applicable prospectus supplement, unregistered securities will have interest coupons attached.

In the event that the debt securities are issued in certificated non-book-entry form, and unless otherwise indicated in the applicable prospectus supplement, payment of principal, premium, if any, and interest, if any, on the debt securities (other than a Global Security) will be made at the office or agency of the Trustee or, at the option of the Company, by the Company by way of cheque mailed or delivered to the address of the person entitled at the address appearing in the security register of the Trustee or electronic funds wire or other transmission to an account of the person entitled to receive such payments. Unless otherwise indicated in the applicable prospectus supplement, payment of interest, if any, will be made to the persons in whose name the debt securities are registered at the close of business on the day or days specified by the Company.

At the option of the holder of debt securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount and tenor. If, but only if, provided in an applicable prospectus supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Trust Indenture. Unless otherwise specified in an applicable prospectus supplement, unregistered securities will not be issued in exchange for registered securities.

The applicable prospectus supplement may indicate the places to register a transfer of the debt securities in definitive form. Except for certain restrictions to be set forth in the Trust Indenture, no service charge will be payable by the holder for any registration of transfer or exchange of the debt securities in definitive form, but the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

DESCRIPTION OF WARRANTS

General

This section describes the general terms that will apply to any warrants for the purchase of Common Shares, or equity warrants, or for the purchase of debt securities, or debt warrants.

We may issue warrants independently or together with other securities, and warrants sold with other securities may be attached to or separate from the other securities. Warrants will be issued under one or more warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent. Debt warrants, if offered, may be guaranteed by an affiliate or an associate of the Company.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada, that it will not distribute warrants that, according to their terms as described in the applicable prospectus supplement, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the warrants to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the warrants will be distributed.

This summary of some of the provisions of the warrants is not complete. The statements made in this prospectus relating to any warrant agreement and warrants to be issued under this prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. You should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering or warrants will be filed by the Company with the securities regulatory authorities in the applicable Canadian offering jurisdictions after we have entered into it, and will be available electronically on SEDAR at www.sedarplus.ca.

The applicable prospectus supplement relating to any warrants that we offer will describe the particular terms of those warrants and include specific terms relating to the offering.

Original purchasers of warrants (if offered separately) will have a contractual right of rescission against us in respect of the exercise of such warrant. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the underlying securities acquired upon exercise of the warrant, the total of the amount paid on original purchase of the warrant and the amount paid upon exercise, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the exercise takes place within 180 days of the date of the purchase of the warrant under the applicable prospectus supplement; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the warrant under the applicable prospectus supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

In an offering of warrants, or other convertible securities, original purchasers are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which the warrants, or other convertible securities, are offered to the public under the prospectus offering. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon conversion, exchange or exercise of such securities, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

Equity Warrants

The particular terms of each issue of equity warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

●	the designation and aggregate number of equity warrants;

●	the price at which the equity warrants will be offered;

●	the currency or currencies in which the equity warrants will be offered;

●	the date on which the right to exercise the equity warrants will commence and the date on which the right will expire;

●	the number of Common Shares that may be purchased upon exercise of each equity warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each equity warrant;

●	the terms of any provisions allowing or providing for adjustments in (i) the number and/or class of shares that may be purchased, (ii) the exercise price per share or (iii) the expiry of the equity warrants;

●	whether we will issue fractional shares;

●	whether we have applied to list the equity warrants or the underlying shares on a stock exchange;

●	the designation and terms of any securities with which the equity warrants will be offered, if any, and the number of the equity warrants that will be offered with each security;

●	the date or dates, if any, on or after which the equity warrants and the related securities will be transferable separately;

●	whether the equity warrants will be subject to redemption or call and, if so, the terms of such redemption or call provisions;

●	material Canadian federal income tax consequences of owning the equity warrants;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the equity warrants; and

●	any other material terms or conditions of the equity warrants.

Debt Warrants

The particular terms of each issue of debt warrants will be described in the related prospectus supplement. This description will include, where applicable:

●	the designation and aggregate number of debt warrants;

●	the price at which the debt warrants will be offered;

●	the currency or currencies in which the debt warrants will be offered;

●	the designation and terms of any securities with which the debt warrants are being offered, if any, and the number of the debt warrants that will be offered with each security;

●	the date or dates, if any, on or after which the debt warrants and the related securities will be transferable separately;

●	the principal amount and designation of debt securities that may be purchased upon exercise of each debt warrant and the price at which and currency or currencies in which that principal amount of debt securities may be purchased upon exercise of each debt warrant;

●	the date on which the right to exercise the debt warrants will commence and the date on which the right will expire;

●	the minimum or maximum amount of debt warrants that may be exercised at any one time;

●	whether the debt warrants will be subject to redemption or call, and, if so, the terms of such redemption or call provisions;

●	material Canadian federal income tax consequences of owning the debt warrants;

●	whether we have applied to list the debt warrants or the underlying debt securities on an exchange;

●	any terms, procedures and limitations relating to the transferability, exchange or exercise of the debt warrants; and

●	any other material terms or conditions of the debt warrants.

Prior to the exercise of their warrants, holders of warrants will not have any of the rights of holders of the securities subject to the warrants.

DESCRIPTION OF UNITS

Bitfarms may issue units, which may consist of one or more of Common Shares, warrants or any other security specified in the relevant prospectus supplement. Each unit will be issued so that the holder of the unit is also the holder of each of the securities included in the unit. In addition, the relevant prospectus supplement relating to an offering of units will describe all material terms of any units offered, including, as applicable:

●	the designation and aggregate number of units being offered;

●	the price at which the units will be offered;

●	the designation, number and terms of the securities comprising the units and any agreement governing the units;

●	the date or dates, if any, on or after which the securities comprising the units will be transferable separately;

●	whether we will apply to list the units or any of the individual securities comprising the units on any exchange;

●	material Canadian income tax consequences of owning the units, including, how the purchase price paid for the units will be allocated among the securities comprising the units; and

●	any other material terms or conditions of the units.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

We may issue subscription receipts separately or in combination with one or more other securities, which will entitle holders thereof to receive, upon satisfaction of certain release conditions (the “Release Conditions”) and for no additional consideration, Common Shares, warrants, debt securities or any combination thereof. Subscription receipts will be issued pursuant to one or more subscription receipt agreements (each, a “Subscription Receipt Agreement”), the material terms of which will be described in the applicable prospectus supplement, each to be entered into between the Company and an escrow agent (the “Escrow Agent”) that will be named in the relevant prospectus supplement. Each Escrow Agent will be a financial institution organized under the laws of Canada or a province thereof and authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any subscription receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the subscription receipts sold to or through such underwriter or agent.

The following description sets forth certain general terms and provisions of subscription receipts that may be issued hereunder and is not intended to be complete. The statements made in this prospectus relating to any Subscription Receipt Agreement and subscription receipts to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Subscription Receipt Agreement. Prospective investors should refer to the Subscription Receipt Agreement relating to the specific subscription receipts being offered for the complete terms of the subscription receipts. We will file a copy of any Subscription Receipt Agreement relating to an offering of subscription receipts with the applicable securities regulatory authorities in Canada after it has been entered into it.

General

The prospectus supplement and the Subscription Receipt Agreement for any subscription receipts that we may offer will describe the specific terms of the subscription receipts offered. This description may include, but may not be limited to, any of the following, if applicable:

●	the designation and aggregate number of subscription receipts being offered;

●	the price at which the subscription receipts will be offered;

●	the designation, number and terms of the Common Shares, warrants and/or debt securities to be received by the holders of subscription receipts upon satisfaction of the Release Conditions, and any procedures that will result in the adjustment of those numbers;

●	the Release Conditions that must be met in order for holders of subscription receipts to receive, for no additional consideration, the Common Shares, warrants and/or debt securities;

●	the procedures for the issuance and delivery of the Common Shares, warrants and/or debt securities to holders of subscription receipts upon satisfaction of the Release Conditions;

●	whether any payments will be made to holders of subscription receipts upon delivery of the Common Shares, warrants and/or debt securities upon satisfaction of the Release Conditions;

●	the identity of the Escrow Agent;

●	the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of subscription receipts, together with interest and income earned thereon (collectively, the “Escrowed Funds”), pending satisfaction of the Release Conditions;

●	the terms and conditions pursuant to which the Escrow Agent will hold the Common Shares, warrants and/or debt securities pending satisfaction of the Release Conditions;

●	the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to the Company upon satisfaction of the Release Conditions;

●	if the subscription receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the subscription receipts;

●	procedures for the refund by the Escrow Agent to holders of subscription receipts of all or a portion of the subscription price of their subscription receipts, plus any pro rata entitlement to interest earned or income generated on such amount, if the Release Conditions are not satisfied;

●	any contractual right of rescission to be granted to initial purchasers of subscription receipts in the event that this prospectus, the prospectus supplement under which such subscription receipts are issued or any amendment hereto or thereto contains a misrepresentation;

●	any entitlement of Bitfarms to purchase the subscription receipts in the open market by private agreement or otherwise;

●	whether we will issue the subscription receipts as Global Securities and, if so, the identity of the Depositary for the Global Securities;

●	whether we will issue the subscription receipts as unregistered bearer securities, as registered securities or both;

●	provisions as to modification, amendment or variation of the Subscription Receipt Agreement or any rights or terms of the subscription receipts, including upon any subdivision, consolidation, reclassification or other material change of the Common Shares, warrants or other Bitfarms securities, any other reorganization, amalgamation, merger or sale of all or substantially all of the Company’s assets or any distribution of property or rights to all or substantially all of the holders of Common Shares;

●	whether we will apply to list the subscription receipts on any exchange;

●	material Canadian federal income tax consequences of owning the subscription receipts; and

●	any other material terms or conditions of the subscription receipts.

Original purchasers of subscription receipts will have a contractual right of rescission against us in respect of the conversion of the subscription receipts. The contractual right of rescission will entitle such original purchasers to receive the amount paid on original purchase of the subscription receipts upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion takes place within 180 days of the date of the purchase of the subscription receipts under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of purchase of the subscription receipts under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

Rights of Holders of Subscription Receipts Prior to Satisfaction of Release Conditions

The holders of subscription receipts will not be, and will not have the rights of, Shareholders. Holders of subscription receipts are entitled only to receive Common Shares, warrants and/or debt securities on exchange of their subscription receipts, plus any cash payments, if any, all as provided for under the Subscription Receipt Agreement and only once the Release Conditions have been satisfied. If the Release Conditions are not satisfied, holders of subscription receipts shall be entitled to a refund of all or a portion of the subscription price therefor and their pro rata share of interest earned or income generated thereon, if provided for in the Subscription Receipt Agreement, all as provided in the Subscription Receipt Agreement.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to the Company (and, if the subscription receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the subscription receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of subscription receipts will receive a refund of all or a portion of the subscription price for their subscription receipts, plus their pro-rata entitlement to interest earned or income generated on such amount, if provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement. Common Shares, warrants and or debt securities may be held in escrow by the Escrow Agent and will be released to the holders of subscription receipts following satisfaction of the Release Conditions at the time and under the terms specified in the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the subscription receipts issued thereunder may be made by way of a resolution of holders of subscription receipts at a meeting of such holders or consent in writing from such holders. The number of holders of subscription receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement.

The Subscription Receipt Agreement will also specify that we may amend any Subscription Receipt Agreement and the subscription receipts without the consent of the holders of the subscription receipts to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision or in any other manner that will not materially and adversely affect the interests of the holders of outstanding subscription receipts or as otherwise specified in the Subscription Receipt Agreement.

DESCRIPTION OF SHARE PURCHASE CONTRACTS

We may issue share purchase contracts, representing contracts obligating holders to purchase from or sell to us a specified number of Common Shares, as applicable, at a future date or dates.

The price per Common Share and the number of Common Shares, as applicable, may be fixed at the time the share purchase contracts are issued or may be determined by reference to a specific formula or method set forth in the share purchase contracts. We may issue share purchase contracts in accordance with applicable laws and in such amounts and in as many distinct series as we may determine.

The share purchase contracts may be issued separately or as part of units consisting of a share purchase contract and beneficial interests in debt securities, or debt obligations of third parties, including U.S. treasury securities or obligations of the subsidiaries, securing the holders’ obligations to purchase the Common Shares under the share purchase contracts, which we refer to in this prospectus as share purchase units. The share purchase contracts may require the Company to make periodic payments to the holders of the share purchase units or vice versa, and these payments may be unsecured or refunded and may be paid on a current or on a deferred basis. The share purchase contracts may require holders to secure their obligations under those contracts in a specified manner.

Holders of share purchase contracts are not shareholders of Bitfarms. The particular terms and provisions of share purchase contracts offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply to them, will be described in the prospectus supplement filed in respect of such share purchase contracts. This description will include, where applicable: (i) whether the share purchase contracts obligate the holder to purchase or sell, or both purchase and sell, Common Shares, as applicable, and the nature and amount of those securities, or the method of determining those amounts; (ii) any conditions upon which the purchase or sale will be contingent and the consequences if such conditions are not satisfied; (iii) whether the share purchase contracts are to be settled by delivery, or by reference or linkage to the value or performance of Common Shares; (iv) any acceleration, cancellation, termination or other provisions relating to the settlement of the share purchase contracts; (v) the date or dates on which the sale or purchase must be made, if any; (vi) whether the share purchase contracts will be issued in fully registered or global form; (vii) the material income tax consequences of owning, holding and disposing of the share purchase contracts; and (viii) any other material terms and conditions of the share purchase contracts including, without limitation, transferability and adjustment terms and whether the share purchase contracts will be listed on a stock exchange.

The Company will deliver an undertaking to the securities regulatory authority in each of the provinces and territories of Canada, that it will not distribute share purchase contracts that, according to their terms as described in the applicable prospectus supplement, are “novel” specified derivatives within the meaning of Canadian securities legislation, separately to any member of the public in Canada, unless the offering is in connection with and forms part of the consideration for an acquisition or merger transaction or unless such prospectus supplement containing the specific terms of the share purchase contracts to be distributed separately is first approved by or on behalf of the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada where the share purchase contracts will be distributed.

Original purchasers of share purchase contracts will be granted a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of such share purchase contract. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities gained thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. This contractual right of rescission will be consistent with the statutory right of rescission described under section 130 of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law.

PLAN OF DISTRIBUTION

General

The Company may sell the securities of the Company offered by this prospectus (collectively, the “Securities”), separately or together, to or through underwriters, dealers or agents purchasing as principals for public offering and sale by them, and also may sell Securities to one or more other purchasers directly or through agents. Each prospectus supplement will set forth the terms of the offering, including the name or names of any underwriters or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102), and the proceeds to the Company from the sale of the Securities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary as between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a reasonable effort to sell all of the Securities at the initial offering price fixed in the applicable prospectus supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such prospectus supplement, in which case the compensation realized by the underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters to the Company.

The sale of Common Shares may be effected from time to time in one or more transactions at non-fixed prices pursuant to transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX, Nasdaq, or other existing trading markets for the Common Shares. Sales of Common Shares under an “at-the-market distribution”, if any, will be made pursuant to an accompanying prospectus supplement. The volume and timing of any “at-the-market distributions” will be determined at the Company’s sole discretion.

Underwriters, dealers and agents who participate in the distribution of the Securities may be deemed to be underwriters, and any commissions received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended.

Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the relevant prospectus supplement, in connection with any offering of Securities, other than an “at-the-market distribution”, the underwriters, dealers or agents who participate in the distribution of Securities may over-allot or effect transactions intended to maintain or stabilize the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. No underwriter involved in an “at-the-market distribution”, no affiliate of such an underwriter and no person or company acting jointly or in concert with such an underwriter may over-allot Common Shares in connection with the distribution or may effect any other transactions that are intended stabilize or maintain the market price of the Common Shares in connection with an “at-the-market distribution” including selling an aggregate number or principal amount of securities that would result in the underwriter creating an over-allocation position in the securities.

Each prospectus supplement with respect to the Company’s securities being offered will set forth the terms of the offering, including:

●	the person offering the securities;

●	the name or names of any underwriters, dealers or other placement agents;

●	the number and the purchase price of, and form of consideration for, our securities;

●	any proceeds to the Company from such sale; and

●	any commissions, fees, discounts and other items constituting underwriters’, dealers’ or agents’ compensation.

Secondary Offering

This prospectus may also, from time to time, relate to the offering of Common Shares by certain Selling Securityholders.

Common Shares may be sold by the Selling Securityholders in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in any transaction permitted pursuant to applicable law. The Selling Securityholders may, from time to time, sell, transfer or otherwise dispose of any or all of their Common Shares included for public offering in this prospectus on Nasdaq, the TSX or any stock exchange, market or trading facility on which the Common Shares are listed or quoted or in private transactions. The Selling Securityholders may sell all or a portion of Common Shares beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, dealers or agents. If Common Shares are sold through underwriters or dealers, the Selling Securityholders will be responsible for underwriting discounts or commissions or agent’s commissions.

If the Selling Securityholders effect such transactions by selling Common Shares to or through underwriters, dealers or agents, such underwriters, dealers or agents may receive commissions in the form of discounts, concessions or commissions from the Selling Securityholders or commissions from purchasers of Common Shares for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, dealers or agents may be in excess of those customary in the types of transactions involved).

The Selling Securityholders may pledge or grant a security interest in some or all of the Common Shares owned by them, and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell Common Shares from time to time pursuant to this prospectus or any prospectus supplement filed under General Instruction II.L. of Form F-10 under the U.S. Securities Act, amending, if necessary, the list of Selling Securityholders to include the pledgee, transferee or other successors in interest as Selling Securityholders under this prospectus. The Selling Securityholders also may transfer and donate Common Shares in other circumstances in which case the transferees, donees, pledgees or other successor in interest will be the selling beneficial owners for purposes of this prospectus.

The Selling Securityholders and any underwriter, agent or dealer participating in the distribution of Common Shares may be deemed to be “underwriters” within the meaning of the U.S. Securities Act, and any commission paid, or any discounts or concessions allowed to, any such underwriter, agent or dealer may be deemed to be underwriting commissions or discounts under the U.S. Securities Act. At the time a particular offering of Common Shares is made, a prospectus supplement, if required, will be distributed which will identify the Selling Securityholders and provide the other information set forth under “Selling Securityholders”, set forth the aggregate amount of Common Shares being offered and the terms of the offering, including the name or names of any dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Securityholders and any discounts, commissions or concessions allowed or re-allowed or paid to dealers.

There can be no assurance that any Selling Securityholder will sell any or all of Common Shares registered pursuant to the Registration Statement, of which this prospectus forms a part. The Selling Securityholders may also sell any or all of their Common Shares under Rule 144 or Rule 904 under the U.S. Securities Act, in each case, if available, rather than under this prospectus.

The Selling Securityholders and any other person participating in such distribution will be subject to applicable provisions of Canadian securities legislation and the Exchange Act and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any Common Shares by the Selling Securityholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of Common Shares to engage in market-making activities with respect to Common Shares. All of the foregoing may affect the marketability of Common Shares and the ability of any person or entity to engage in market-making activities with respect to Common Shares.

Once sold under the Registration Statement, of which this prospectus forms a part, Common Shares will be freely tradable in the hands of persons other than our affiliates.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable prospectus supplement may describe certain Canadian federal income tax consequences to an investor who is a non-resident of Canada or to an investor who is a resident of Canada of acquiring, owning and disposing of any of the Company’s securities offered thereunder. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

The applicable prospectus supplement may also describe certain U.S. federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended), including, to the extent applicable, such consequences relating to debt securities payable in a currency other than the U.S. dollar, issued at an original issue discount for U.S. federal income tax purposes or containing early redemption provisions or other special items. Investors should read the tax discussion in any prospectus supplement with respect to a particular offering and consult their own tax advisors with respect to their own particular circumstances.

LEGAL MATTERS

Certain legal matters related to the Company’s securities offered by this prospectus will be passed upon on the Company’s behalf by Peterson McVicar LLP, with respect to matters of Canadian law. Certain legal matters relating to United States law related to the Company’s securities offered by this prospectus will be passed upon on behalf of the Company by Katten Muchin Rosenman LLP. In addition, certain legal matters in connection with any offering of securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The independent registered public accounting firm of the Company is PricewaterhouseCoopers LLP at its offices located at PwC Centre, 354 Davis Road, Suite 600, Oakville, Ontario, Canada L6J 0C5.

The transfer agent and registrar of the Company is TSX Trust Company at its offices located at 100 Adelaide St W #301, Toronto, ON M5H 1S3.

AGENTS FOR SERVICE OF PROCESS

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

Certain directors and officers of the Company reside outside of Canada. Emiliano Joel Grodzki, Nicolas Bonta, Andres Finkielsztain, Edith M. Hofmeister, Benjamin Gagnon, and Jeffrey Lucas have appointed the following agents for service of process:

Name of Person	Name and Address of Agent
Emiliano Joel Grodzki	Bitfarms Ltd. 110 Yonge Street, Suite 1601 Toronto, ON M5C 1T4
Nicolas Bonta
Andres Finkielsztain
Edith M. Hofmeister
Benjamin Gagnon
Jeffrey Lucas

The Company filed with the SEC, concurrently with the initial filing of this Registration Statement, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Cogency Global Inc., with an address at 122 E. 42nd Street, 18th Floor, New York, NY 10168 USA, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court, arising out of or related to or concerning the offering of Securities under this prospectus.

EXEMPTIONS UNDER SECURITIES LAWS

Pursuant to a decision of the Autorité des Marchés Financiers, the securities regulatory authority in the Province of Québec, dated June 22, 2023, the Company was granted relief from the requirement that this prospectus and all documents incorporated by reference herein, as well as any prospectus supplement that relates to any future “at-the- market” distribution, must be in both the French and English languages. The Company is not required to file French versions of this prospectus, the documents incorporated by reference herein or any prospectus supplement relating to an “at-the-market” distribution. This exemption was granted on the condition that this prospectus, together with any prospectus supplement, and any documents incorporated by reference in the prospectus or any prospectus supplement, be translated into French if the Company offers securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.